                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-65442

                     [LOGO] Penn Virginia Resource Partners


PROSPECTUS


                     Penn Virginia Resource Partners, L.P.

                             6,500,000 Common Units
                     Representing Limited Partner Interests

--------------------------------------------------------------------------------

Penn Virginia Resource Partners, L.P. is a partnership recently formed by Penn Virginia Corporation. This is the initial public offering of our common units. We intend to make a minimum quarterly distribution of $0.50 per unit, or $2.00 per unit each year, to the extent we have sufficient cash from operations after paying fees and expenses. The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PVR".

  Investing in the common units involves risk. Risk Factors begin on page 12.

   These risks include the following:

  . We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.

  . If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease.

  . Coal mining operations are subject to operational risks that could result in lower coal royalty revenues.

  . Our lessees are subject to federal, state and local laws and regulations which may affect their ability to produce and sell coal from our properties.

  . Penn Virginia Corporation and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

  . You will have less ability to elect or remove management than holders of common stock in a corporation.

  . You will experience immediate and substantial dilution in net tangible book value of $14.06 per common unit.

  . You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

                                                  Per Common Unit    Total
                                                  --------------- ------------
Initial public offering price....................     $21.00      $136,500,000
Underwriting discount............................     $ 1.39      $  9,035,000
Proceeds, before expenses, to Penn Virginia
 Resource Partners...............................     $19.61      $127,465,000

We have granted the underwriters a 30-day option to purchase up to an additional 975,000 common units on the same terms and conditions as set forth above to cover over-allotments of common units, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about October 30, 2001.

--------------------------------------------------------------------------------

Lehman Brothers                                                 UBS Warburg
               Banc of America Securities LLC
                                Dain Rauscher Wessels
                                                             Wachovia Securities

October 24, 2001

          [MAP OF KENTUCKY, WEST VIRGINIA AND VIRGINIA PROPERTIES FOR
                        PENN VIRGINIA RESOURCE PARTNERS]

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PROSPECTUS SUMMARY........................................................   1
  Penn Virginia Resource Partners ........................................   1
  Partnership Structure and Management....................................   5
  The Offering............................................................   7
  Summary Historical and Pro Forma Financial and Operating Data...........   9
  Summary of Conflicts of Interest and Fiduciary Responsibilities.........  11

RISK FACTORS..............................................................  12
Risks Inherent in our Business............................................  12
  We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter....................................  12
  If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease...................  13
  Lessees could satisfy obligations to their customers with coal from properties other than ours, depriving us of the ability to receive amounts in excess of the minimum royalty payments......................  13
  Coal mining operations are subject to operational risks that could result in lower coal royalty revenues..................................  13
  A substantial or extended decline in coal prices could reduce our coal royalty revenues and the value of our coal reserves....................  14
  We depend on a limited number of primary operators for a significant portion of our coal royalty revenues, and the loss of or reduction in production from any of our major lessees could reduce our coal royalty revenues...............................................................  14
  We may not be able to grow and our business will be adversely affected if we are unable to replace or increase our reserves through acquisitions...........................................................  14
  Any change in fuel consumption patterns by electric power generators away from the use of coal could affect the ability of our lessees to sell the coal they produce and thereby reduce our coal royalty revenues...............................................................  14
  Competition within the coal industry may adversely affect the ability of our lessees to sell coal, and excess production capacity in the industry could put downward pressure on coal prices....................  15
  Current conditions in the coal industry may make it more difficult in the future for our lessees to extend existing contracts or enter into supply contracts with terms of one year or more which could affect the stability and profitability of their operations and impact our coal royalty revenues.......................................................  15
  Our lessees' work force could become increasingly unionized in the future.................................................................  16
  Our reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of our reserves...............................................................  16
  Fluctuations in transportation costs and the availability or reliability of transportation could reduce the production of coal mined from our properties.............................................................  17

Regulatory and Legal Risks................................................  17
  The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues....  17
  Pending litigation could adversely affect our lessees' operations in
   West Virginia and decrease our coal royalty revenues...................  18
  We may become liable under federal and state mining statutes if our lessees are unable to pay mining reclamation costs.....................  18
  We could become liable under federal and state Superfund and waste management statutes if our lessees are unable to pay environmental cleanup costs..........................................................  18
  Our lessees are subject to federal, state and local laws and regulations which may affect their ability to produce and sell coal from our properties.............................................................  19
  Deregulation of the electric utility industry could lead to reduced coal prices.................................................................  19

                                                                           Page
                                                                           ----
Risks Inherent in an Investment in Penn Virginia Resource Partners........  19
  Penn Virginia Corporation and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment..................................  19
  Unitholders have less ability to elect or remove management than holders of common stock in a corporation.......................................  20
  The control of our general partner may be transferred to a third party without unitholder consent.............................................  21
  Purchasers of common units will experience immediate and substantial dilution of $14.06 per common unit.....................................  21
  We may issue additional common units without your approval, which would dilute your existing ownership interests...............................  21
  Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you......................  22
  Our general partner's discretion in establishing reserves may reduce the amount of available cash for distribution to you.......................  22
  Our general partner has a limited call right that may require you to sell your units at an undesirable time or price........................  22
  You may not have limited liability if a court finds that unitholder actions constitute control of our business.............................  22

Tax Risks to Common Unitholders...........................................  23
  The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you........  23
  A successful IRS contest of the tax positions we take may adversely impact the market for our common units, and the cost of any IRS contest will be borne by unitholders...........................................  23
  You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us..........................  23
  Tax gain or loss on disposition of common units could be different than expected...............................................................  23
  If you are a tax-exempt entity, a mutual fund or a foreign person, you may experience adverse tax consequences from owning units..............  24
  We will register as a tax shelter. This may increase the risk of an IRS audit of us or you.....................................................  24
  We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.........  24
  You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units......................  24

USE OF PROCEEDS...........................................................  25

CAPITALIZATION............................................................  26

DILUTION..................................................................  27

CASH DISTRIBUTION POLICY..................................................  28
  Quarterly Distributions of Available Cash...............................  28
  Operating Surplus, Capital Surplus and Adjusted Operating Surplus.......  28
  Subordination Period....................................................  29
  Distributions of Available Cash From Operating Surplus During the
   Subordination Period...................................................  30
  Distributions of Available Cash From Operating Surplus After the
   Subordination Period...................................................  31
  Incentive Distribution Rights--Hypothetical Annualized Yield............  31
  Distributions From Capital Surplus......................................  32
  Adjustment of Minimum Quarterly Distribution and Target Distribution
   Levels.................................................................  33
  Distributions of Cash Upon Liquidation..................................  33

CASH AVAILABLE FOR DISTRIBUTION...........................................  36

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA............  38

                                                                          Page
                                                                          ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  40
  Overview...............................................................  40
  Results of Operations..................................................  42
  Liquidity and Capital Resources........................................  48
  Inflation..............................................................  51
  Environmental..........................................................  51
  Recent Accounting Pronouncements.......................................  51
  Quantitative and Qualitative Disclosures about Market Risk.............  51

COAL INDUSTRY OVERVIEW...................................................  52
  Introduction...........................................................  52
  Coal Markets...........................................................  52
  Production.............................................................  54
  Imports and Exports....................................................  55
  Coal Characteristics...................................................  55
  Coal Preparation.......................................................  56
  Coal Mining Techniques.................................................  57
  Coal Regions...........................................................  58
  Coal Prices............................................................  59
  Deregulation of the Electricity Generation Industry....................  61

BUSINESS.................................................................  62
  Business Strategy......................................................  62
  Competitive Strengths..................................................  62
  Our Relationship with Penn Virginia Corporation........................  63
  Coal Reserves and Production...........................................  64
  Coal Leases............................................................  68
  Properties.............................................................  69
  Sales Contracts of Our Lessees.........................................  79
  Competition............................................................  79
  Timber Business........................................................  80
  Regulation.............................................................  81
  Title to Leased Property...............................................  88
  Employees and Labor Relations..........................................  88
  Legal Proceedings......................................................  89

MANAGEMENT...............................................................  90
  Our General Partner Will Manage Us.....................................  90
  Directors and Executive Officers of the General Partner................  91
  Reimbursement of Expenses of the General Partner.......................  92
  Executive Compensation.................................................  92
  Compensation of Directors..............................................  92
  Severance Arrangements.................................................  93
  Long-Term Incentive Plan...............................................  93
  Short-Term Incentive Plan..............................................  94

                                                                           Page
                                                                           ----

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............  95

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................  96
  Distributions and Payments to the General Partner and its Affiliates....  96
  Rights of Our General Partner...........................................  97
  Agreements Governing the Transactions...................................  97
  Omnibus Agreement.......................................................  97

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES......................  99
  Conflicts of Interest...................................................  99
  Fiduciary Duties Owed to Unitholders by Our General Partner Are
   Prescribed by Law and the Partnership Agreement........................ 101

DESCRIPTION OF THE COMMON UNITS........................................... 104
  The Units............................................................... 104
  Transfer Agent and Registrar............................................ 104
  Transfer of Common Units................................................ 104

DESCRIPTION OF THE SUBORDINATED UNITS..................................... 106
  Conversion of Subordinated Units........................................ 106
  Limited Voting Rights................................................... 107
  Distributions Upon Liquidation.......................................... 107

THE PARTNERSHIP AGREEMENT................................................. 108
  Organization............................................................ 108
  Purpose................................................................. 108
  Power of Attorney....................................................... 108
  Capital Contributions................................................... 109
  Limited Liability....................................................... 109
  Issuance of Additional Securities....................................... 110
  Amendment of the Partnership Agreement.................................. 110
  Merger, Sale or Other Disposition of Assets............................. 112
  Termination and Dissolution............................................. 113
  Liquidation and Distribution of Proceeds................................ 113
  Withdrawal or Removal of the General Partner............................ 113
  Transfer of General Partner Interests .................................. 115
  Transfer of Incentive Distribution Rights............................... 115
  Transfer of Ownership Interests in the General Partner.................. 115
  Change of Management Provisions......................................... 115
  Limited Call Right...................................................... 116
  Meetings; Voting........................................................ 116
  Status as Limited Partner or Assignee................................... 117
  Non-Citizen Assignees; Redemption....................................... 117
  Indemnification......................................................... 117
  Books and Reports....................................................... 118
  Right to Inspect Our Books and Records.................................. 118
  Registration Rights..................................................... 119

UNITS ELIGIBLE FOR FUTURE SALE............................................ 120

MATERIAL TAX CONSIDERATIONS............................................... 121
  Partnership Status...................................................... 121
  Limited Partner Status.................................................. 123
  Tax Consequences of Unit Ownership...................................... 123

                                                                           Page
                                                                           ----
  Tax Treatment of Operations............................................  128
  Disposition of Common Units............................................  131
  Uniformity of Units....................................................  133
  Tax-Exempt Organizations and Other Investors...........................  133
  Administrative Matters.................................................  134
  State, Local and Other Tax Considerations..............................  136

INVESTMENT IN PENN VIRGINIA RESOURCE PARTNERS BY EMPLOYEE BENEFIT PLANS..  137

UNDERWRITING.............................................................  138

VALIDITY OF THE COMMON UNITS.............................................  141

EXPERTS..................................................................  141

WHERE YOU CAN FIND MORE INFORMATION......................................  141

FORWARD-LOOKING STATEMENTS...............................................  142

INDEX TO FINANCIAL STATEMENTS............................................  F-1


APPENDIX A--Form of First Amended and Restated Agreement of Limited
 Partnership ............................................................  A-1
APPENDIX B--Form of Application for Transfer of Common Units.............  B-1
APPENDIX C--Glossary of Terms............................................  C-1
APPENDIX D--Pro Forma Available Cash From Operating Surplus..............  D-1
APPENDIX E--Coal Reserve Audit Summary Report of Marshall Miller &
 Associates..............................................................  E-1

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

   Until November 18, 2001 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the financial statements and the notes to those statements. The information presented in this prospectus assumes that the underwriters' over-allotment option is not exercised. You should read "Summary of Risk Factors" beginning on page 2 and "Risk Factors" beginning on page 12 for more information about important factors that you should consider before buying common units. The estimates of our proven and probable reserves included in this prospectus as of December 31, 2000 have been audited by Marshall Miller & Associates. We have included Marshall Miller & Associates' Coal Reserve Audit Summary Report as Appendix E. We obtained factual industry information concerning coal consumption and market trends contained in this prospectus from several independent sources listed in the introduction to "Coal Industry Overview." Additionally, we have included a "Glossary of Terms" as Appendix C that defines many of the terms we use in this prospectus.

                        Penn Virginia Resource Partners

   We are a limited partnership formed by Penn Virginia Corporation to engage in the business of managing coal properties in the Central Appalachian region of the United States. We enter into long-term leases with experienced, third-party mine operators for the right to mine our coal reserves in exchange for royalty payments. In 2000, our lessees produced 12.5 million tons of coal from our properties and paid us coal royalty revenues of $24.3 million. We currently lease our reserves under 41 leases to 21 different operators who mine coal at 49 mines. Our lessees are generally required to make payments to us based on the amount of coal they produce from our properties and the price at which they sell the coal, subject to fixed minimum royalty rates per ton. We do not operate any mines. In managing our properties, we actively work with our lessees to develop efficient methods to exploit our reserves and to maximize production from our properties. Additionally, we provide fee-based coal preparation and transportation facilities to some of our lessees to enhance their production levels and to generate additional coal services revenues. In addition to our coal businesses, we also generate revenues from the sale of timber growing on our properties. In 2000, approximately 87.5% of our revenues were attributable to our coal leasing operations, approximately 4.6% of our revenues were attributable to our provision of coal services and approximately 7.9% of our revenues were attributable to our timber operations.

   As of December 31, 2000, our properties contained 454 million tons of proven and probable coal reserves located on approximately 189,000 acres in Virginia, West Virginia and Kentucky. In June 2001, we acquired approximately 53 million tons of additional proven and probable coal reserves located on approximately 28,000 acres in West Virginia. Our coal reserves consist of bituminous coal and are predominantly high in energy content and low in sulfur. As of December 31, 2000, approximately 44% of our reserves were compliance coal and 67% of our reserves were low sulfur coal, including compliance coal. Compliance coal is low sulfur coal which meets the sulfur dioxide emission standards imposed by Phase II of the Clean Air Act Amendments without blending in other coals or using sulfur dioxide reduction technologies. We define low sulfur coal as coal with a sulfur content of 1.0% or less.

   From 1996 through the end of 2000, production from our properties increased at a compound annual growth rate of 38.6% and our resulting coal royalty revenues increased at a compound annual growth rate of 36.5%. Over this period, approximately 33.5% of our production growth was attributable to our acquisitions and approximately 66.5% was the result of internal growth. We cannot assure you that we will continue to maintain these growth rates in the future. In 2000, we generated total revenues of $30.2 million, Adjusted EBITDA of $21.0 million and net income of $11.6 million. In the six-month period ended June 30, 2001, we generated total revenues of $18.4 million, Adjusted EBITDA of $14.2 million and net income of $7.7 million.

Summary of Risk Factors

   An investment in our common units involves risks associated with our business, regulatory and legal matters, our partnership structure and the tax characteristics of our common units. Those risks include:

 Risks Inherent In Our Business

  . We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.

  . If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease.

  . Lessees could satisfy obligations to their customers with coal from properties other than ours, depriving us of the ability to receive amounts in excess of the minimum royalty payments.

  . Coal mining operations are subject to operational risks that could result in lower coal royalty revenues.

  . A substantial or extended decline in coal prices could reduce our coal royalty revenues and the value of our coal reserves.

  . We depend on a limited number of primary operators for a significant portion of our coal royalty revenues, and the loss of or reduction in production from any of our major lessees could reduce our coal royalty revenues.

  . We may not be able to grow and our business will be adversely affected if we are unable to replace or increase our reserves through acquisitions.

 Regulatory and Legal Risks

  . The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues.

  . Pending litigation could adversely affect our lessees' operations in West
    Virginia and decrease our coal royalty revenues.

  . We may become liable under federal and state mining statutes if our lessees are unable to pay mining reclamation costs.

 Risks Inherent in an Investment in Penn Virginia Resource Partners

  . Penn Virginia Corporation and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

  . Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

  . The control of our general partner may be transferred to a third party without unitholder consent.

  . Purchasers of common units will experience immediate and substantial dilution of $14.06 per common unit.

  . We may issue additional common units without your approval, which would dilute your existing ownership interests.

 Tax Risks to Common Unitholders

  . The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

  . A successful IRS contest of the tax positions we take may adversely impact the market for our common units, and the cost of any IRS contest will be borne by unitholders.

  . You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

  . Tax gain or loss on disposition of units could be different than expected.

Please carefully read the risks relating to these matters described under "Risk Factors."

Business Strategy

   Our principal business strategies are to:

  . Increase production from our properties. We provide technical support and fee-based coal preparation and transportation facilities to our lessees to maximize production levels and ultimate reserve recovery on our properties.

  . Expand our reserves. We actively pursue opportunities to expand our reserves through acquisitions of additional coal reserves and exploration of our existing properties.

  . Diversify our lessee base and revenues. We generate coal royalty revenues from a diversified lessee group comprised of five principal operators and sixteen other operators. We also generate coal services revenues from fees we charge for use of our coal preparation and transportation facilities. We intend to further diversify our lessee base and revenue sources to increase and enhance the stability of our cash flow.

Competitive Strengths

   We have numerous competitive strengths that we believe will allow us to successfully execute our business strategies:

  . Our royalty structure generates stable and predictable cash flows and limits our exposure to low commodity prices. Our leases provide for royalty rates generally equal to the higher of a fixed minimum rate or a percentage of the gross sales price received by our lessees for the coal they produce from our reserves. This structure causes our earnings and cash flow to be stable and predictable in periods of low commodity prices, while enabling us to benefit during periods of high commodity prices. Also, since we do not operate any mines, we do not directly bear any operational risks or production costs.

  . We lease to experienced lessees that have long-term relationships with major customers. We lease our reserves principally to lessees that have substantial experience as coal mine operators, established reputations in the industry and strong relationships with major electric utilities, independent power producers and other commercial and industrial customers. Our lessees have advised us that they sold approximately 80% of the coal they mined from our reserves in 2000 under supply contracts with terms of one year or more.

  . We are well-positioned to pursue reserve acquisitions. We have a proven track record of successfully acquiring and integrating properties into our reserves. Since the beginning of 1996, we have completed six reserve acquisitions adding over 229 million tons of proven and probable reserves. In connection with this offering, we are entering into a credit agreement that, combined with our ability to issue additional units, will give us significant financial flexibility to pursue additional reserve acquisitions. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Credit Agreement."

  . Our reserves are predominantly low sulfur coal. With Phase II of the Clean Air Act Amendments in effect, compliance coal and low sulfur coal have captured a growing share of U.S. coal demand, commanding higher prices than higher sulfur coal in the marketplace. At December 31, 2000, approximately 44% of our reserves were compliance coal and approximately 67% of our reserves were low sulfur coal, including compliance coal.

  . Our reserves are strategically located. Our reserves are located on or near the major coal hauling railroads and inland waterways that serve Central Appalachia. We believe the geographic location of our reserves gives our lessees a transportation cost advantage which improves their competitive position and our corresponding coal royalty revenues.

  . We have a strong management team with a successful record of managing, acquiring and leasing coal properties. We have a highly capable and experienced management team that is familiar with the areas in which our lessees mine coal, the mining environment and trends in the industry.

Market Opportunities

   The U.S. coal industry continues to fuel more electric power generation than all other energy sources combined. According to the U.S. Department of Energy, in 2000 coal-fired power plants generated approximately 52% of the electricity in the U.S. compared to nuclear power plants (20%), gas-fired power plants (16%) and hydroelectric power plants (7%). Coal is primarily used for base load electricity generation, resulting in stable and consistently increasing demand. We believe that deregulation in the electric power industry and the resulting competition for cost-efficient energy will further strengthen the demand for coal. We also believe that coal consumption will continue to increase as coal-fired power plants utilize their existing excess capacity and as new coal-fired power plants are constructed. Coal is an attractive fuel for electric power generation because it is:

  . Abundant. According to the National Mining Association, coal comprises more than 95% of fossil fuel reserves in the U.S., with an estimated 250-year supply of coal based on current usage rates.

  . Low Cost. According to the U.S. Department of Energy, in 2000, the average delivered price of coal at steam-electric utility plants was $1.20 per million Btu, providing coal a significant cost advantage over natural gas, which had an average delivered price of $4.30 per million Btu. In 2000, 21 of the 25 lowest-cost major power plants in the U.S. were coal-fired according to Resource Data International.

  . Increasingly Less Polluting. As a result of improved technology and coal consumption trends to lower sulfur coal, sulfur dioxide emissions from U.S. coal-fired power plants have declined by more than 20% since 1970, even as coal consumption for domestic electric power generation has almost tripled according to the National Mining Association.

Our Relationship with Penn Virginia Corporation

   One of our attributes is our relationship with Penn Virginia Corporation, a publicly held energy company based in Radnor, Pennsylvania. Penn Virginia Corporation has been engaged in the coal royalty business since 1882 and is also engaged in the exploration, development and production of oil and natural gas. Penn Virginia Corporation has a significant interest in our partnership through its indirect ownership of a 56% limited partner interest and the 2% general partner interest in our partnership.

   Penn Virginia Corporation has a history of successfully completing energy acquisitions. We expect to pursue acquisitions independently and to have the opportunity to participate jointly with Penn Virginia Corporation in reviewing potential acquisitions. These may include acquisitions of properties containing multiple natural resources, such as oil, natural gas, coal and timber. We will be entitled to retain all coal reserves and timber resources acquired in any such joint acquisition and expect to allocate the remaining purchased assets between us and Penn Virginia Corporation as appropriate after considering each entity's characteristics and strategies. We expect that our ability to participate in potential acquisitions with, and our access to the experienced management team and industry contacts of, Penn Virginia Corporation will benefit us. However, potential conflicts of interest could arise between us and Penn Virginia Corporation. Please read "Conflicts of Interest and Fiduciary Responsibilities."

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

   Our operations will be conducted through, and our operating assets will be owned by, our subsidiaries. We will own our subsidiaries through an operating company, Penn Virginia Operating Co., LLC. Upon consummation of the offering of the common units and the related transactions:

  . Penn Virginia Resource GP, LLC, our general partner, will own the 2% general partner interest in us;

  . Penn Virginia Resource LP Corp. and Kanawha Rail Corp., indirect wholly owned subsidiaries of Penn Virginia Corporation, will own an aggregate of 1,149,880 common units and 7,649,880 subordinated units, representing an aggregate 56% limited partner interest in us;

  . we will own 100% of the member interests in the operating company; and

  . the operating company will own 100% of the member interests in its subsidiaries: Loadout LLC, K Rail LLC and Wise LLC.

   Our general partner and its affiliates are entitled to distributions on the general partner interest and on any common units or subordinated units they hold. Additionally, our general partner is entitled to distributions, if any, on its incentive distribution rights. Our general partner has sole responsibility for conducting our business and for managing our operations. The senior executives who currently manage our business will manage and operate the business as the senior executives of the general partner. Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

   Our principal executive offices are located at One Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087, and our phone number is (610) 687-8900.

   The chart on the following page depicts the organization and ownership of Penn Virginia Resource Partners after giving effect to the offering of the common units and the related formation transactions.

                                    [CHART]

                      Ownership of Penn Virginia Resource
                                Partners, L.P.
                 Public Common Units                             41.6%
                 Penn Virginia Corporation's Common Units         7.4%
                 Penn Virginia Corporation's Subordinated Units  49.0%
                 General Partner Interest                         2.0%
                                                                -----
                                                                100.0%
                                                                =====

           Public Unitholders
         6,500,000 Common Units              Penn Virginia Corporation
                                                and its Affiliates
                                               1,149,880 Common Units
                                            7,649,880 Subordinated Units

                                                       100%
                                                    Ownership

                                           Penn Virginia Resource GP, LLC
                                               (the General Partner)
                                           Incentive Distribution Rights

                   41.6%               56.4% Limited       2.0% General
                  Limited                 Partner              Partner
              Partner Interest            Interest             Interest

                     Penn Virginia Resource Partners, L.P.
                               (the Partnership)

                                     100%
                              Membership Interest

                       Penn Virginia Operating Co., LLC
                            (the Operating Company)

                                     100%
                              Membership Interest


                            Operating Subsidiaries

                                  THE OFFERING

Common units offered to
the public................  6,500,000 common units.

                            7,475,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after
this offering.............  7,649,880 common units and 7,649,880 subordinated units, each representing a 49% limited partner interest in Penn Virginia Resource Partners.

Cash distributions........  We intend to make minimum quarterly distributions of $0.50 per common unit to the extent we have sufficient cash from our operations after payment of fees and expenses. In general, we will pay any cash distributions we make each quarter in the following manner:

                            . first, 98% to the common units and 2% to the
                              general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters;

                            . second, 98% to the subordinated units and 2% to
                              the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.50; and

                            . third, 98% to all units, pro rata, and 2% to the
                              general partner, until each unit has received a distribution of $0.55.

                            If cash distributions per unit exceed $0.55 in any quarter, our general partner will receive a higher percentage of the cash we distribute in excess of that amount in increasing percentages up to 50%.

                            We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash," and we define its meaning in our partnership agreement and in the glossary in Appendix C. The amount of available cash at the end of any quarter may be greater than or less than the minimum quarterly distribution.

                            We believe, based on the assumptions listed on pages 36-37 of this prospectus, that we will have sufficient cash from operations to enable us to make the minimum quarterly distribution of $0.50 on the common units and the subordinated units for each quarter through September 30, 2002. The amount of pro forma cash available for distribution generated during 2000 and the first six months of 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units but would not have been sufficient to pay the full minimum quarterly distribution on the subordinated units during these periods. Please read "Cash Available for Distribution."

Subordination period......  During the subordination period, the common units will have the right to receive the minimum quarterly distribution, plus arrearages, before we make any distributions on the subordinated units. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before September 30, 2006. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

Early conversion of
subordinated units........  If we meet the financial tests in the partnership agreement for any quarter ending on or after September 30, 2004, 25% of the subordinated units will convert into common units. If we meet these tests for any quarter ending on or after September 30, 2005, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units. Please read "Description of the Subordinated Units--Conversion of Subordinated Units."

Issuance of additional
units.....................  In general, during the subordination period we may issue up to 3,825,000 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions that the general partner determines would increase cash flow from operations per unit on a pro forma basis.

Voting rights.............  Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other regular basis. Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by our general partner and its affiliates.

Limited call right........  If at any time persons other than our general partner and its affiliates do not own more than 20% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Estimated ratio of
taxable income to
distributions.............  We estimate that, if you own the common units that you purchase in this offering through December 31, 2005, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 50% of the cash distributed to you with respect to that period. A substantial portion of the income that will be allocated to you is expected to be long-term capital gain which for individuals is subject to a significantly lower maximum federal income tax rate (currently 20%) than ordinary income (currently taxable at a maximum rate of 38.6%). If you are an individual taxable at the maximum rate of 38.6% on ordinary income, the effect of this lower capital gains rate is to produce an after tax return to you which is the same as if the amount of federal taxable income allocated to you for that period were less than 30% of the cash distributed to you for that period. Please read "Material Tax Considerations--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions" for the basis of this estimate.

Exchange listing..........  Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PVR."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

   The following table shows summary historical financial and operating data for the Penn Virginia Coal Business, which includes substantially all of the assets, liabilities and operations of Penn Virginia Corporation's coal business, and pro forma financial and operating data of Penn Virginia Resource Partners, in each case for the periods and as of the dates indicated. The summary historical financial data for the Penn Virginia Coal Business for the years ended December 31, 1998, 1999 and 2000 are derived from the audited financial statements of the Penn Virginia Coal Business. On September 19, 1999, we completed the acquisition of fee mineral and lease rights for coal reserves and related assets in West Virginia for $30.0 million. On June 4, 2001, we completed the acquisition of additional coal reserves and related assets in West Virginia for $33.1 million. The results of operations of these acquisitions have been included from the dates of closing. The summary historical financial data for the Penn Virginia Coal Business for the six months ended June 30, 2000 and 2001 are derived from the unaudited financial statements of the Penn Virginia Coal Business.

   The pro forma financial statements of Penn Virginia Resource Partners show the pro forma effect of the offering. The summary pro forma financial and operating data presented below for the year ended December 31, 2000 and as of and for the six months ended June 30, 2001 are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes the offering occurred as of June 30, 2001, and the pro forma statements of income assume the offering occurred on January 1, 2000. A more complete explanation of the pro forma adjustments can be found in the Notes to Pro Forma Financial Statements for Penn Virginia Resource Partners.

   We define Adjusted EBITDA as income from operations plus depreciation, depletion and amortization less gain on sale of property and equipment. Adjusted EBITDA provides additional information as to our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flow from operations or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities, and other entities may not calculate EBITDA in the same manner as we do.

   We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               Penn Virginia
                                                                            Resource Partners--
                            Penn Virginia Coal Business--Historical              Pro Forma
                          -----------------------------------------------  ---------------------
                                                                                          Six
                                                          Six Months                     Months
                           Year Ended December 31,      Ended June 30,      Year Ended   Ended
                          ---------------------------  ------------------  December 31, June 30,
                           1998      1999      2000      2000      2001        2000       2001
                          -------  --------  --------  --------  --------  ------------ --------
                                   (in thousands, except per unit and price data)
Income Statement Data:
Revenues:
 Coal royalties.........  $10,774  $ 17,836  $ 24,308  $ 12,042  $ 15,261    $24,308    $ 15,261
 Timber.................    1,711     1,948     2,388     1,340       758      2,388         758
 Coal services..........      --        982     1,385       808     1,016      1,385       1,016
 Minimum rentals........      843       230       819       819       941        819         941
 Gain on sale of
  property and
  equipment.............       69       --        897        98        26        897          26
 Other..................    1,171       354       392       419       442        392         442
                          -------  --------  --------  --------  --------    -------    --------
 Total revenues.........  $14,568  $ 21,350  $ 30,189  $ 15,526  $ 18,444    $30,189    $ 18,444
Expenses:
 Lease expenses.........  $    69  $    213  $  1,634  $    739  $  1,096    $ 1,634    $  1,096
 Exploration expenses...      549       268       394       151        96        394          96
 Taxes other than
  income................      352       506       663       330       347        663         347
 General and
  administrative........    3,385     4,123     4,847     2,214     2,333      4,847       2,333
 Depreciation, depletion
  and amortization......      589     1,269     2,047     1,027     1,271      2,047       1,271
 Other..................      207       395       789       404       305        789         305
                          -------  --------  --------  --------  --------    -------    --------
 Total expenses.........  $ 5,151  $  6,774  $ 10,374  $  4,865  $  5,448    $10,374    $  5,448
                          -------  --------  --------  --------  --------    -------    --------
Income from operations..  $ 9,417  $ 14,576  $ 19,815  $ 10,661  $ 12,996    $19,815    $ 12,996
Other income (expense):
 Interest expense.......     (379)   (3,980)   (7,670)   (3,598)   (4,019)    (1,045)       (519)
 Interest income........    3,701     2,728     4,685     2,020     2,748      1,344         637
 Other income...........      432        61        12       --        --          12         --
                          -------  --------  --------  --------  --------    -------    --------
Income before taxes.....  $13,171  $ 13,385  $ 16,842  $  9,083  $ 11,725    $20,126    $ 13,114
 Income tax expense.....    4,355     4,116     5,287     2,972     4,043        --          --
                          -------  --------  --------  --------  --------    -------    --------
Net income..............  $ 8,816  $  9,269  $ 11,555  $  6,111  $  7,682    $20,126    $ 13,114
                          =======  ========  ========  ========  ========    =======    ========
Pro forma net income per
 limited partner unit...                                                     $  1.29    $   0.84
                                                                             =======    ========

Balance Sheet Data (at
 period end):
Total assets............  $50,315  $110,026  $135,936  $118,337  $181,228               $136,216
Long-term debt--
 affiliate..............   42,196    89,957   104,333    93,003   141,643                    --
Term loan facility......      --        --        --        --        --                  24,300
Total liabilities.......   44,446    94,888   109,243    97,088   146,853                 27,892
Owner's equity/partners'
 capital................    5,869    15,138    26,693    21,249    34,375                108,324
Cash Flow Data:
Net cash flow provided
 by (used in):
 Operating activities...  $10,609  $ 12,819  $ 16,508  $  8,353  $ 11,312
 Investing activities...   (7,017)  (58,101)  (28,010)  (10,387)  (46,755)
 Financing activities...   (3,773)   45,897    10,764     1,288    35,409
Other Data:
Production:
 Royalty coal tons
  produced by lessees
  (in thousands of
  tons).................    5,278     8,603    12,536     6,216     7,551     12,536       7,551
 Timber sales (in
  thousands of board
  feet (Mbf))...........    7,981     9,020     8,545     4,992     3,974      8,545       3,974
Prices:
 Average gross coal
  royalty per ton.......  $  2.04  $   2.07  $   1.94  $   1.94  $   2.02    $  1.94    $   2.02
 Average timber sales
  price per Mbf.........      198       206       257       250       157        257         157
Other Financial Data:
 Adjusted EBITDA........  $ 9,937  $ 15,845  $ 20,965  $ 11,590  $ 14,241    $20,965    $ 14,241
 Maintenance capital
  expenditures..........       30       375       126       104        44        126          44

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

   Penn Virginia Resource GP, LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because our general partner is an indirect, wholly owned subsidiary of Penn Virginia Corporation, its officers and directors also have fiduciary duties to manage our general partner's business in a manner beneficial to stockholders of Penn Virginia Corporation. The officers and directors of our general partner have significant relationships with, and responsibilities to, Penn Virginia Corporation. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

   Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary Duties Owed to Unitholders by Our General Partner Are Prescribed by Law and the Partnership Agreement."

   Penn Virginia Corporation will agree, and will cause its controlled affiliates to agree, not to engage in the businesses of:

  . owning, mining, processing, marketing or transporting coal;

  . owning, acquiring or leasing coal reserves; or

  . growing, harvesting or selling timber

unless it first offers us the opportunity to engage in these activities or acquire these businesses or assets and the board of directors of our general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue the opportunity or acquisition. This restriction will not apply to the assets and businesses retained by Penn Virginia Corporation at the closing of the offering of common units. Except as provided above, Penn Virginia Corporation and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

                                  RISK FACTORS

   Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common units could decline and you may lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.

   Our ability to pay the minimum quarterly distribution each quarter will depend upon a number of factors, including our revenues, which will depend primarily upon the amount of coal our lessees are able to produce and the price at which they are able to sell it, which in turn are dependent upon numerous factors beyond our or their control. Other factors that may affect our ability to pay the minimum quarterly distribution each quarter include the following:

  .  the costs of acquisitions;

  .  fluctuations in working capital;

  .  the restrictions of our debt instruments;

  .  required payments of principal and interest on our debt;

  .  capital expenditures; and

  . adjustments in cash reserves made by our general partner in its discretion.

Furthermore, you should be aware that our ability to pay the minimum quarterly distribution each quarter depends primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, we may make cash distributions during periods when we record losses and may not make distributions during periods when we record profits.

   The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interests to be outstanding immediately after the offering is approximately $31.2 million. If we had completed the transactions contemplated in this prospectus on January 1, 2000, pro forma available cash from operating surplus generated during 2000 would have been approximately $21.6 million. If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the six months ended June 30, 2001 would have been approximately $14.6 million. These amounts would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units but insufficient to pay the full minimum quarterly distribution on the subordinated units during the respective periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 2000 and for the first six months of 2001, please read "Cash Available for Distribution" and Appendix D. The terms "available cash" and "operating surplus" are technical terms which are precisely defined in our partnership agreement. We have included these definitions in our glossary. "Available cash" generally means cash on hand at the end of the quarter, including any working capital borrowings, less appropriate reserves. "Operating surplus" generally means cash received from our operations, as opposed to long-term borrowings or major asset sales, less our operating expenses.

If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease.

   We depend on our lessees to effectively manage their operations on our properties. Our lessees make their own business decisions with respect to their operations, including decisions relating to:

  . the method of mining;

  . credit review of their customers;

  . marketing of the coal mined;

  . coal transportation arrangements;

  . negotiations with unions;

  . employee wages;

  . permitting;

  . surety bonding; and

  . mine closure and reclamation.

   If our lessees do not manage their operations well, their production could be reduced, which would result in lower coal royalty revenues to us.

Lessees could satisfy obligations to their customers with coal from properties other than ours, depriving us of the ability to receive amounts in excess of the minimum royalty payments.

   We do not control our lessees' business operations. Our lessees' customer supply contracts do not generally require our lessees to satisfy their obligations to their customers with coal mined from our reserves. Several factors may influence a lessee's decision to supply its customers with coal mined from properties we do not own or lease, including the royalty rates under the lessee's lease with us, mining conditions, transportation costs and availability, and customer coal specifications. If a lessee satisfies its obligations to its customers with coal from properties we do not own or lease, production under our lease will decrease and we will receive lower coal royalty revenues.

Coal mining operations are subject to operational risks that could result in lower coal royalty revenues.

   Our coal royalty revenues are largely dependent on the level of production from our coal reserves achieved by our lessees. The level of our lessees' production is subject to operating conditions or events beyond their or our control including:

  .  the inability to acquire necessary permits;

  . changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

  .  changes in governmental regulation of the coal industry;

  . mining and processing equipment failures and unexpected maintenance problems;

  .  interruptions due to power outages;

  .  adverse weather and natural disasters, such as heavy rains and flooding;

  .  labor-related interruptions;

  .  employee injuries or fatalities; and

  .  fires and explosions.

   These conditions may increase our lessees' cost of mining and delay or halt production at particular mines for varying lengths of time. Any interruptions to the production of coal from our reserves could reduce our coal royalty revenues.

A substantial or extended decline in coal prices could reduce our coal royalty revenues and the value of our coal reserves.

   A substantial or extended decline in coal prices from historical levels could have a material adverse effect on our lessees' operations and on the quantities of coal that may be economically produced from our properties. This, in turn, could reduce our coal royalty revenues, our coal services revenues and the value of our coal reserves. Additionally, volatility in coal prices could make it difficult to estimate with precision the value of our coal reserves and any coal reserves that we may consider for acquisition.

We depend on a limited number of primary operators for a significant portion of our coal royalty revenues, and the loss of or reduction in production from any of our major lessees could reduce our coal royalty revenues.

   We depend on a limited number of primary operators for a significant portion of our coal royalty revenues. In 2000, five primary operators, each with multiple leases, accounted for a total of 75% of our coal royalty revenues: the Fraley Group (23%), Cline Resources (21%), Powell River Resources (18%), the Sigmon Group (7%) and Kanawha Eagle (6%). If any of these operators enter bankruptcy or decide to cease operations or significantly reduce their production, our coal royalty revenues could be reduced.

   A failure on the part of our lessees to make coal royalty payments could give us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek to find a replacement lessee. We may not be able to find a replacement lessee and, if we find a replacement lessee, we may not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing lessee could be subject to bankruptcy proceedings that could further delay the execution of a new lease or the assignment of the existing lease to another operator. If we enter into a new lease, the replacement operator might not achieve the same levels of production or sell coal at the same price as the lessee it replaced. In addition, it may be difficult for us to secure new or replacement lessees for small or isolated coal reserves, since industry trends toward consolidation favor larger-scale, higher technology mining operations to increase productivity rates.

We may not be able to grow and our business will be adversely affected if we are unable to replace or increase our reserves through acquisitions.

   Because our reserves decline as our lessees mine our coal, our future success and growth depends, in part, upon our ability to acquire additional coal reserves that are economically recoverable. For example, from 1996 through 2000, approximately 33.5% of our production growth was attributable to acquisitions and approximately 66.5% was attributable to internal growth. If we are unable to negotiate purchase contracts to replace and/or increase our coal reserves on acceptable terms, our coal royalty revenues will decline as our coal reserves are depleted. In addition, if we are unable to successfully integrate the companies, businesses or properties we are able to acquire, our coal royalty revenues may decline and we could, therefore, experience a material adverse effect on our business, financial condition or results of operations. If we acquire additional coal reserves, there is a possibility that any acquisition could be dilutive to earnings and reduce our ability to make distributions to unitholders. Any debt we incur to finance an acquisition may similarly affect our ability to make distributions to unitholders. Our ability to make acquisitions in the future also could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates.

Any change in fuel consumption patterns by electric power generators away from the use of coal could affect the ability of our lessees to sell the coal they produce and thereby reduce our coal royalty revenues.

   According to the U.S. Department of Energy, domestic electric power generation accounts for approximately 90% of domestic coal consumption. The amount of coal consumed for domestic electric power generation is affected primarily by the overall demand for electricity, the price and availability of competing fuels for power plants such as nuclear, natural gas, fuel oil and hydroelectric power and environmental and other governmental regulations. We expect most new power plants will be built to produce electricity during peak periods of demand. Many of these new power plants will likely be fired by natural gas because of lower construction costs compared to coal-fired plants and because natural gas is a cleaner burning fuel. In addition, some electric power generators have power plants that have the capability to burn oil and could switch at least temporarily from coal to oil during periods of low oil prices. As discussed under "Regulatory and Legal Risks--The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues," the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants.

Competition within the coal industry may adversely affect the ability of our lessees to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.

   Our lessees compete with numerous other coal producers in various regions of the U.S. for domestic sales. According to the National Mining Association, the industry has undergone significant consolidation since 1988, with the top ten producers increasing their share of total domestic coal production to 66% in 2000. This consolidation has resulted in several competitors having significantly larger financial and operating resources than our lessees.

   Our lessees compete to some extent with western surface coal mining operations that have a much lower cost of production. Over the last 20 years, growth in production from western coal mines has substantially exceeded growth in production from the east. The development of these western coal mines, as well as the implementation of more efficient mining techniques throughout the industry, could result in excess production capacity in the industry, resulting in downward pressure on prices. Declining prices reduce our coal royalty revenues and adversely affect our ability to make distributions to unitholders. In addition, competition from western coal mines with lower production costs could result in decreased market share for Central Appalachian coal within the overall industry. The resulting competition among Central Appalachian coal producers could lead to decreased market share for our lessees and decreased coal royalty revenues to us.

   During the mid-1970's and early 1980's, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices could also encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices which would reduce our coal royalty revenues.

   The amount of coal exported from the U.S. has declined over the last few years due to recent adverse economic conditions in Asia and the higher relative cost of U.S. coal due to the strength of the U.S. dollar. These factors have also caused foreign producers who previously supplied coal to Asia to bid for contracts in the U.S. This could cause competition in the U.S. to intensify, potentially resulting in additional downward pressure on prices.

Current conditions in the coal industry may make it more difficult in the future for our lessees to extend existing contracts or enter into supply contracts with terms of one year or more which could affect the stability and profitability of their operations and impact our coal royalty revenues.

   A substantial decrease in the amount of coal sold by our lessees pursuant to supply contracts with terms of one year or more could reduce the certainty of the price and amounts of coal sold and subject our coal royalty revenue stream to increased volatility. Current conditions in the coal industry may make it more difficult in the future for our lessees to enter into supply contracts with terms longer than one year with electric power generators. As the electric power generators adjust to the Phase II requirements of the Clean Air Act and the possible deregulation of their industry, they have become less willing to lock in price or quantity commitments for an extended period of time, choosing instead to purchase higher percentages of coal on the spot market and only buying the amount of coal necessary under existing supply contracts to meet their contractual commitments. Accordingly, our lessees may not be able to obtain supply contracts with terms of one year or more with reliable customers as existing supply contracts expire. If a lower percentage of our lessees' revenues are generated under supply contracts with terms of one year or more, our coal royalty revenues will be increasingly affected by changes in spot market coal prices.

   In addition, price adjustment, price reopener and other similar provisions in supply contracts with terms of one year or more may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Some of our lessees' supply contracts contain provisions which allow for the price at which coal is purchased to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiation leading to a significantly lower contract price could result in decreased coal royalty revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.

   Some of our lessees' supply contracts also contain provisions which allow the customer to suspend or terminate performance under the contract upon the occurrence or continuation of specified events. These events include:

  . the inability of our lessees to deliver the volume or quantities of coal specified;

  . changes in the Clean Air Act rendering use of coal inconsistent with the customer's pollution control strategies; and

  . the occurrence of events beyond the reasonable control of the affected party, including labor disputes, mechanical malfunctions and changes in government regulations.

Our lessees' work force could become increasingly unionized in the future.

   One of our lessees has one mine operated by unionized employees. Our lessees could become increasingly unionized in the future. Some labor unions active in our lessees' areas of operations are attempting to organize the employees of some of our lessees. If some or all of our lessees' non-unionized operations were to become unionized, it could adversely affect their productivity and increase the risk of work stoppages. In addition, our lessees' operations may be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against our lessees' operations. Any further unionization of our lessees' employees could adversely affect the stability of production from our reserves and reduce our coal royalty revenues.

Our reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of our reserves.

   Our estimates of our reserves may vary substantially from the actual amounts of coal our lessees may be able to economically recover. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions relate to:

  . geological and mining conditions, which may not be fully identified by available exploration data and/or differ from our experiences in areas where our lessees currently mine;

  . the amount of ultimately recoverable coal in the ground;

  . the effects of regulation by governmental agencies; and

  . future coal prices, operating costs, capital expenditures, severance and excise taxes, and development and reclamation costs.

   Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. As a result, you should not place undue reliance on the coal reserve data included in this prospectus.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce the production of coal mined from our properties.

   Transportation costs represent a significant portion of the total cost of coal for the customers of our lessees. Increases in transportation costs could make coal a less competitive source of energy or could make coal produced by some or all of our lessees less competitive than coal produced from other sources. On the other hand, significant decreases in transportation costs could result in increased competition for our lessees from coal producers in other parts of the country.

   Our lessees depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to their customers. Disruption of these transportation services due to weather-related problems, strikes, lockouts, bottlenecks and other events could temporarily impair the ability of our lessees to supply coal to their customers. Our lessees' transportation providers may face difficulties in the future and impair the ability of our lessees to supply coal to their customers, thereby resulting in decreased coal royalty revenues to us.

Regulatory and Legal Risks

The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues.

   The Clean Air Act and corresponding state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides and other compounds emitted from industrial boilers and power plants, including those that use our coal. These regulations together constitute a significant burden on coal customers and stricter regulation could further adversely impact the demand for and price of our coal, especially higher sulfur coal, resulting in lower coal royalty revenues.

   In July 1997 the U.S. Environmental Protection Agency adopted more stringent ambient air quality standards for particulate matter and ozone. Particulate matter includes small particles that are emitted during the combustion process. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA's position, although it remanded the EPA's ozone implementation policy for further consideration. Details regarding the new particulate standard itself are still subject to judicial challenge. These ozone restrictions could require electric power generators to further reduce nitrogen oxide emissions. Nitrogen oxides are naturally occurring byproducts of coal combustion that lead to the formation of ozone. Further reduction in the amount of particulate matter that may be emitted by power plants could also result in reduced coal consumption by electric power generators. Future regulations regarding ozone, particulate matter and other ambient air standards could restrict the market for coal and the development of new mines by our lessees. This in turn may result in decreased production by our lessees and a corresponding decrease in our coal royalty revenues.

   Furthermore, the EPA recently announced a proposal that would require 19 states in the eastern U.S. that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve these reductions, many power plants would be required to install additional emission control measures. The installation of these control measures would make it more costly to operate coal-fired power plants.

   Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that the power plants operated by these utilities have failed to obtain permits required under the Clean Air Act for alleged facility modifications. Our lessees supply coal to some of the currently affected utilities, and it is possible that other of our lessees' customers will be sued. These lawsuits could require the affected utilities to pay penalties and install pollution control equipment, which could adversely impact their demand for high sulfur coal, and coal in general. Any outcome that adversely affects our lessees' customers and their demand for coal could adversely impact our coal royalty revenues.

   The Clean Air Act also imposes standards on sources of hazardous air pollutants. These standards have not yet been extended to coal mining operations or by-products of coal combustion, but consideration is now being given to regulating certain hazardous air pollutant components that are found in coal combustion exhaust, including mercury. Like other environmental regulations, these standards and future standards could result in a decreased demand for coal. Please read "Business--Regulation--Clean Air Act."

Pending litigation could adversely affect our lessees' operations in West Virginia and decrease our coal royalty revenues.

   In a recent ruling, the U.S. Court of Appeals for the Fourth Circuit vacated a permanent injunction that could have prevented our lessees from commencing new mining operations or expanding existing operations in West Virginia to the extent those mining operations rely on valley fills. The injunction, entered by a federal district court in Charleston, West Virginia, in the case of Bragg v. Robertson, enjoined the West Virginia Department of Environmental Protection from issuing further permits for valley fills as part of mining operations. Because virtually all mining operations (including those of our lessees) utilize valley fills to dispose of excess materials mined during coal production, all or a portion of our lessees' mining operations could have been affected. The decision vacating the permanent injunction did not determine that the district court had incorrectly interpreted state mining laws. Instead, the appellate court held that the Eleventh Amendment to the U.S. Constitution prevented a federal court from forcing a state agency to comply with a state mining law. On October 11, 2001, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court seeking review of the Fourth Circuit decision. The permanent injunction could be reinstated as a result of further appellate review, or a state court could enter a similar injunction based on the possible pursuit of the plaintiffs' claims against the West Virginia Department of Environmental Protection in state court. If either happened, our lessees might not be able to continue mining those reserves in West Virginia that are only accessible through mining techniques that use valley fills, unless such a ruling were subsequently overturned or a legislative or other solution were achieved. For a more detailed description of this lawsuit, as well as other environmental litigation that, if decided against the mining industry, could adversely affect mining operations on our leases and therefore our revenues, please see "Business--Regulation."

We may become liable under federal and state mining statutes if our lessees are unable to pay mining reclamation costs.

   The Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes impose on mine operators the responsibility of restoring the land to its original state or compensating the landowner for types of damages occurring as a result of mining operations, and require mine operators to post performance bonds to ensure compliance with any reclamation obligations. Regulatory authorities may attempt to assign the liabilities of our lessees to us if any of our lessees are not financially capable of fulfilling those obligations. Please read "Business--Regulation."

We could become liable under federal and state Superfund and waste management statutes if our lessees are unable to pay environmental cleanup costs.

   The Comprehensive Environmental Response, Compensation and Liability Act, known as CERCLA or "Superfund," and similar state laws create liabilities for the investigation and remediation of releases and threatened releases of hazardous substances to the environment and damages to natural resources. As land owners, we are potentially subject to liability for these investigation and remediation obligations. Please read "Business--Regulation."

Our lessees are subject to federal, state and local laws and regulations which may affect their ability to produce and sell coal from our properties.

   Our lessees may incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, including regulations and governmental enforcement policies. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens and, to a lesser extent, the issuance of injunctions to limit or cease operations. Our lessees may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from their operations. If our lessees are required to pay these costs and liabilities, their mining operations and, as a result, our coal royalty revenues, could be adversely affected if their financial viability is affected.

   Some species indigenous to Central Appalachia are protected under the Endangered Species Act and have been identified on our property. Federal and state legislation for the protection of endangered species may have the effect of prohibiting or delaying our lessees from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or silviculture activities in areas containing the affected species. Additional species on our properties may receive protected status, and currently protected species may be discovered within our properties. Either event could result in increased costs to us.

   New environmental legislation and new regulations under existing environmental laws, including regulations to protect endangered species, could further regulate or tax the coal industry and may also require our lessees to change their operations significantly or to incur increased costs which could decrease our coal royalty revenues. Please read "Business--Regulation."

Deregulation of the electric utility industry could lead to reduced coal prices.

   A number of states and the District of Columbia have mandated restructuring in the electric utility industry. Restructuring legislation has focused primarily on deregulating the electric utility industry sector to allow retail price competition. If ultimately implemented, deregulation of the electric utility industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their pricing and cost structures and to be more flexible in reacting to changes in the market. A competitive market may put downward pressure on fuel prices, including coal, because electric utilities will no longer necessarily be able to pass increased fuel costs on to their customers through rate increases.

Risks Inherent in an Investment in Penn Virginia Resource Partners

Penn Virginia Corporation and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

   Following the offering, Penn Virginia Corporation and its affiliates will own an aggregate 56% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between Penn Virginia Corporation and its affiliates, including our general partner, on the one hand, and us, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

  . Some officers of Penn Virginia Corporation, who will provide services to us, will also devote significant time to the businesses of Penn Virginia Corporation and will be compensated by Penn Virginia Corporation for the services they provide. Please read "Management--Directors and Executive Officers of the General Partner."

  . Neither the partnership agreement nor any other agreement requires Penn
    Virginia Corporation to pursue a business strategy that favors us. Penn Virginia Corporation's directors and officers have a fiduciary duty to make decisions in the best interests of the shareholders of Penn Virginia Corporation.

  . Penn Virginia Corporation and its affiliates may engage in limited competition with us.

  . Our general partner is allowed to take into account the interests of parties other than us, such as Penn Virginia Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to the unitholders.

  . Our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. As a result of purchasing units, you are deemed to consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law. Please read "Conflicts of Interest and Fiduciary Responsibilities-- Fiduciary Duties Owed to Unitholders by Our General Partner Are Prescribed by Law and the Partnership Agreement."

  . Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is distributed to unitholders.

  . Our general partner determines which costs incurred by Penn Virginia
    Corporation and its affiliates are reimbursable by us.

  . The partnership agreement does not restrict our general partner from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

  . Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

  . In some instances, our general partner may cause us to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Please read "Conflicts of Interest and Fiduciary Responsibilities."

Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

   Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting our business and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis.

   The board of directors of our general partner is chosen by Penn Virginia Corporation. In addition to the fiduciary duty our general partner has to manage our partnership in a manner beneficial to Penn Virginia Resource Partners and the unitholders, the directors of the general partner also have a fiduciary duty to manage the general partner in a manner beneficial to Penn Virginia Corporation.

   Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. First, the general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class. Because the general partner and its affiliates will control approximately 56% of all the units, the general partner currently cannot be removed without the consent of the general partner and its affiliates. Furthermore, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we met certain distribution and performance tests.

   Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders' dissatisfaction with the general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

   Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates and their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

   As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

The control of our general partner may be transferred to a third party without unitholder consent.

   Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of our general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

Purchasers of common units will experience immediate and substantial dilution of $14.06 per common unit.

   The initial public offering price of $21.00 per unit exceeds pro forma net tangible book value of $6.94 per unit. Based on the initial public offering price, you will incur immediate and substantial dilution of $14.06 per common unit. Please read "Dilution."

We may issue additional common units without your approval, which would dilute your existing ownership interests.

   During the subordination period, our general partner may cause us to issue up to 3,825,000 additional common units without your approval. Our general partner may also cause us to issue an unlimited number of additional common units, without your approval, in a number of circumstances, such as:

  . the issuance of common units in connection with acquisitions that the general partner determines will increase cash flow from operations per unit on a pro forma basis;

  . the conversion of subordinated units into common units;

  . the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner; or

  . issuances of common units under our incentive plans.

   The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  . your proportionate ownership interest in Penn Virginia Resource Partners will decrease;

  . the amount of cash available for distribution on each unit may decrease;

  . because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

  . the relative voting strength of each previously outstanding unit may be diminished; and

  . the market price of the common units may decline.

   After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Our partnership agreement does not give the unitholders the right to approve our issuance at any time of equity securities ranking junior to the common units.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

   Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including officers and directors of our general partner, for all expenses they incur on our behalf. Please read "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest." The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us services for which we will be charged fees as determined by our general partner.

Our general partner's discretion in establishing reserves may reduce the amount of available cash for distribution to you.

   The partnership agreement requires the general partner to deduct from operating surplus reserves that in its reasonable discretion are necessary to fund our future operating expenditures. The partnership agreement also permits the general partner to reduce available cash by establishing reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to you.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

   If at any time persons other than our general partner and its affiliates do not own more than 20% of the common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the units. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur tax liability upon a sale of your units. For further information about the call right, please read "The Partnership Agreement--Limited Call Right."

You may not have limited liability if a court finds that unitholder actions constitute control of our business.

   Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under the partnership agreement constituted participation in the "control" of our business.

   A general partner generally has unlimited liability for the obligations of a partnership, such as its debts and environmental liabilities, except for those contractual obligations of a partnership that are expressly made without recourse to the general partner.

   In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership Agreement-- Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

Tax Risks to Common Unitholders

   You should read "Material Tax Considerations" for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

   The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

   If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. If we were treated as a corporation there would be a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

   Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then provisions of the partnership agreement relating to distributions will be subject to change, including a decrease in distributions, to reflect the impact of that law on us.

A successful IRS contest of the tax positions we take may adversely impact the market for our common units, and the cost of any IRS contest will be borne by unitholders.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not concur with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

   You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your allocable share of our income, whether or not you receive cash distributions. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from the taxation of your share of our income.

Tax gain or loss on disposition of common units could be different than expected.

   If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income.

If you are a tax-exempt entity, a mutual fund or a foreign person, you may experience adverse tax consequences from owning units.

   Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts, regulated investment companies or mutual funds and non-U.S. persons raises issues unique to them. For example, a significant amount of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding tax at the highest marginal tax rate applicable to individuals, and non-U.S. unitholders will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or you.

   Our general partner has applied to register us with the Secretary of the Treasury as a "tax shelter." The IRS requires that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments may be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expense incurred in connection with an examination of your personal tax return.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that do not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read "Material Tax Considerations--Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we adopt.

You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in Kentucky, Virginia and West Virginia. Each of these states currently imposes a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

   We will receive net proceeds of approximately $127.5 million from the sale of the 6,500,000 common units offered by this prospectus after deducting underwriting discounts and fees but before paying estimated offering expenses. We anticipate using the aggregate net proceeds to:

  . repay $98.5 million of debt we owe to Penn Virginia Corporation and its affiliates;

  . purchase $24.3 million of U.S. Treasury Notes which will be assigned as collateral to secure borrowings under the term loan facility of our credit agreement;

  . pay $4.1 million in fees and expenses incurred in connection with this offering; and

  . pay $520,000 in fees to Lehman Brothers Inc. and UBS Warburg LLC for advisory services in connection with the evaluation, analysis and structuring of our partnership.

   Proceeds from a $24.3 million borrowing under the term loan facility of our credit agreement will be used to repay an additional $17.1 million of the debt we owe to Penn Virginia Corporation and its affiliates and to make a $7.2 million cash distribution to Penn Virginia Corporation and its affiliates. As of August 31, 2001, the total debt we owed to Penn Virginia Corporation and its affiliates was approximately $143.6 million. This debt carries a variable interest rate equal to the prime rate and matures from December 2002 to December 2003. As of September 30, 2001, that interest rate was 6.0%. All debt that we owe Penn Virginia Corporation or its affiliates in excess of the $115.6 million to be repaid with $98.5 million of the proceeds of the offering and $17.1 million of borrowings under our credit agreement will be cancelled.

   The proceeds from any exercise of the underwriters' over-allotment option will be used to purchase additional U.S. Treasury Notes which will be assigned as collateral to secure additional borrowings under our term loan facility. The proceeds from these additional borrowings will be used to redeem a number of common units from Penn Virginia Resource LP Corp. equal to the number of common units issued upon the exercise of the over-allotment option.

                                 CAPITALIZATION

   The following table shows (1) our historical capitalization as of June 30, 2001 on an actual basis and (2) our pro forma capitalization as of June 30, 2001, as adjusted to reflect the offering of the common units, the borrowings under the term loan facility and the application of the net proceeds in the manner described under "Use of Proceeds." This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read the table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              At June 30, 2001
                                                            --------------------
                                                                      Pro Forma
                                                             Actual  as Adjusted
                                                            -------- -----------
                                                               (in thousands)
Cash, cash equivalents and U.S. Treasury Notes............. $    684  $ 24,984
                                                            ========  ========
Long-term debt:
  Term loan facility....................................... $    --   $ 24,300
  Revolving credit facility................................      --
  Long-term debt--affiliate (1)............................  141,643       --
                                                            --------  --------
    Total long-term debt................................... $141,643  $ 24,300
Owner's equity/partners' capital:
  Owner's equity........................................... $ 34,375  $    --
  Common unitholders (2)...................................      --    121,235
  Subordinated unitholders.................................      --    (12,405)
  General partner..........................................      --       (506)
                                                            --------  --------
    Total owner's equity/partners' capital................. $ 34,375  $108,324
                                                            --------  --------
    Total capitalization................................... $176,018  $132,624
                                                            ========  ========

--------
(1) All debt that we owe Penn Virginia Corporation or its affiliates in excess of the $115.6 million to be repaid with the proceeds of the offering and borrowings under our credit agreement will be cancelled.
(2) The common units are subject to a limited call right by the general partner if not more than 20% of all outstanding common units are held by the public. Please read "The Partnership Agreement--Limited Call Right."

                                    DILUTION

   Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2001, after giving effect to the offering of common units and the related transactions, our net tangible book value was $108.3 million, or $6.94 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

     Initial public offering price per common unit..................... $21.00
     Less: Pro forma net tangible book value per common unit after the
      offering(1)......................................................   6.94
                                                                        ------
     Immediate dilution in tangible net book value per common unit to new investors.................................................... $14.06
                                                                        ======

   The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

                                      Units Acquired
                                    ------------------     Total
                                      Number   Percent Consideration  Percent
                                    ---------- ------- -------------- -------
                                                       (in thousands)
General partner and its
 affiliates(2)(3)..................  9,112,000  58.4%     $(14,776)    (12.1)%
New investors......................  6,500,000  41.6%      136,500     112.1 %
                                    ----------  -----     --------     -----
  Total............................ 15,612,000   100%     $121,724     100.0 %
                                    ==========  =====     ========     =====

--------
(1) Determined by dividing the total number of units to be outstanding after the offering and the related transactions (7,649,880 common units, 7,649,880 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 312,240 units) into the pro forma net tangible book value of Penn Virginia Resource Partners, after giving effect to the application of the net proceeds of the offering and the related transactions.
(2) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 1,149,880 common units, 7,649,880 subordinated units and the 2% general partner interest, having a dilutive effect equivalent to 312,240 units.
(3) The assets contributed by the general partner will be recorded at historical cost in accordance with accounting principles generally accepted in the United States. Total consideration provided by our general partner and its affiliates, as of June 30, 2001, after giving effect to the offering and related transactions, is as follows:

                                                                  (in thousands)
                                                                  --------------
     Book value of net assets contributed by affiliates of our
      general partner...........................................     $ 34,375
       Add: Income taxes retained by affiliates of our general
        partner.................................................        1,618
         Cancellation of note payable to affiliates of our
          general partner.......................................       26,054
       Less: Cancellation of receivable from an affiliate of our
        general partner.........................................       69,612
         Distribution to an affiliate of our general partner....        7,211
                                                                     --------
     Total consideration........................................     $(14,776)
                                                                     ========

                            CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

   General. Within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2001, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2001 based on the actual length of the period.

   Definition of Available Cash. We define available cash in the glossary, and it generally means, for each fiscal quarter:

  .  all cash on hand at the end of the quarter;

  . less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

    .  provide for the proper conduct of our business;

    . comply with applicable law, any of our debt instruments or other agreements; or

    . provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters;

  . plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

   Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of each common unit and subordinated unit at least the minimum quarterly distribution of $0.50, or $2.00 per year, to the extent we have sufficient cash from our operations after payment of fees and expenses, including reimbursements to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default under our credit agreement.

Operating Surplus, Capital Surplus and Adjusted Operating Surplus

   General. All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

   Definition of Operating Surplus. We define operating surplus in the glossary, and it generally means:

  .  our cash balance on the closing date of this offering;

  .  plus $15.0 million (as described below);

  . plus all of our cash receipts from our operations since the closing date, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales of assets outside the ordinary course of business;

  . plus working capital borrowings made after the end of the quarter but before the date of determination of operating surplus for that quarter;

  . less all of our operating expenses since the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; and

  . less the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

   Definition of Capital Surplus. We also define capital surplus in the glossary, and it will generally be generated only by:

  .  borrowings other than working capital borrowings;

  .  sales of debt and equity securities; and

  . sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

   Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather this amount permits us to make limited distributions of cash from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, which would otherwise be considered distributions of capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. See "--Distributions From Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels." We do not anticipate that we will make any distributions from capital surplus.

   Definition of Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

   We define "adjusted operating surplus" in the glossary, and for any period it generally means:

  . operating surplus generated with respect to that period;

  . less any net increase in working capital borrowings with respect to that period;

  . less any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period;

  . plus any net decrease in working capital borrowings with respect to that period; and

  . plus any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Subordination Period

   General. During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

   Definition of Subordination Period. We define the subordination period in the glossary. The subordination period will generally extend until the first day of any quarter beginning after September 30, 2006 that each of the following tests are met:

  . distributions of available cash from operating surplus on each of the common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  . the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  . there are no arrearages in payment of the minimum quarterly distribution on the common units.

   Early Conversion of Subordinated Units. Before the end of the subordination period, 50% of the subordinated units, or up to 3,824,940 subordinated units, will convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

  . September 30, 2004 with respect to 25% of the subordinated units; and

  . September 30, 2005 with respect to 25% of the subordinated units.

   The early conversions will occur if at the end of the applicable quarter each of the following three tests are met:

  . distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  . the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  . there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

   Effects of Expiration of Subordination Period. Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

  . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  . the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

   Our partnership agreement requires us to make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  . First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  . Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we have distributed for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  . Thereafter, in the manner described in "--Incentive Distribution Rights--
    Hypothetical Annualized Yield" below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

   Our partnership agreement requires us to make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  . First, 98% to all unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  . Thereafter, in the manner described in "--Incentive Distribution Rights--
    Hypothetical Annualized Yield" below.

Incentive Distribution Rights--Hypothetical Annualized Yield

   Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such entity or the transfer of all or substantially all of its assets to another entity without the prior approval of the unitholders; provided that the transferee agrees to be bound by the provisions of the partnership agreement. Prior to September 30, 2011, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and subordinated units, voting as separate classes. On or after September 30, 2011, the incentive distribution rights will be freely transferable.

   If for any quarter:

  . we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  . we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

  . First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.55 per unit for that quarter (the "first target distribution");

  . Second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.65 per unit for that quarter (the "second target distribution");

  . Third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.75 per unit for that quarter (the "third target distribution"); and

  . Thereafter, 50% to all unitholders and 50% to the general partner.

   In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units.

   The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels and a hypothetical annualized percentage yield to be realized by a unitholder at each target distribution level. For purposes of the following table, we calculated the annualized percentage yield on a pretax basis assuming that:

  . the common unit was purchased at an amount equal to $21.00 per common unit;

  . we distributed each quarter during the first year following a unitholder's investment the amounts set forth under the column "Total Quarterly Distribution Target Amount;" and

  . the quarterly distribution amounts shown do not include any common unit arrearages.

The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                                           Marginal Percentage
                                                                               Interest in
                                                                              Distributions
                             Total Quarterly                               -------------------
                           Distribution Target         Hypothetical                    General
                                 Amount              Annualized Yield      Unitholders Partner
                         ----------------------- ------------------------- ----------- -------
Minimum Quarterly
 Distribution...........          $0.50                    9.52%                98%        2%
First Target
 Distribution...........       up to $0.55             up to 10.48%             98%        2%
Second Target
 Distribution........... above $0.55 up to $0.65 above 10.48% up to 12.38%      85%       15%
Third Target
 Distribution........... above $0.65 up to $0.75 above 12.38% up to 14.29%      75%       25%
Thereafter..............       above $0.75             above 14.29%             50%       50%

Distributions From Capital Surplus

   We will make distributions of available cash from capital surplus, if any, in the following manner:

  . First, 98% to all unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

  . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  . Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

   The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

   Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

   In addition to adjustments made upon a distribution of available cash from capital surplus, we will adjust the following proportionately upward or downward, as appropriate, if any combination or subdivision of units should occur:

  .  the minimum quarterly distribution;

  .  the target distribution levels;

  .  the unrecovered initial unit price;

  . the number of additional common units issuable during the subordination period without a unitholder vote;

  . the number of common units issuable upon conversion of the subordinated units; and

  .  other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

   In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we become subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

   General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

   The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of our partnership, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of our partnership to enable the holder of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

   Manner of Adjustment for Gain. The manner of the adjustment is as provided in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain, or unrealized gain attributable to assets distributed in kind, to the partners in the following manner:

  . First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

   (1)  the unrecovered initial unit price for that common unit; plus

   (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

   (3) any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

  . Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

   (1)  the unrecovered initial unit price on that subordinated unit; and

   (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  . Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until there has been allocated under this paragraph an amount per unit equal to:

   (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

   (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to the general partner for each quarter of our existence;

  . Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until there has been allocated under this paragraph an amount per unit equal to:

   (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

   (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 85% to the units, pro rata and 15% to the general partner for each quarter of our existence;

  . Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until there has been allocated under this paragraph an amount per unit equal to:

   (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

   (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 75% to the units, pro rata, and 25% to the general partner for each quarter of our existence; and

  . Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

   If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second priority above and all of the third priority above will no longer be applicable.

   Manner of Adjustment for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

  . First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

  . Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  .  Thereafter, 100% to the general partner.

   If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

   Adjustments to Capital Accounts upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of the general partner equaling the amount which would have been in its capital account balance if no earlier positive adjustments to the capital accounts have been made.

                        CASH AVAILABLE FOR DISTRIBUTION

   We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $15.0 million. The definitions of available cash and operating surplus are in the glossary.

   The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units and the subordinated units and to pay the related distribution on the general partner interest to be outstanding immediately after this offering are approximately:

                                                                           One
                                                           Four Quarters Quarter
                                                           ------------- -------
                                                              (in thousands)
Common units..............................................    $15,300    $3,825
Subordinated units........................................     15,300     3,825
2% general partner interest...............................        624       156
                                                              -------    ------
  Total...................................................    $31,224    $7,806
                                                              =======    ======

   Pro forma available cash from operating surplus from prior periods would not have been sufficient to pay the minimum quarterly distribution on all units.

   If we had completed the transactions contemplated in this prospectus on January 1, 2000, pro forma available cash from operating surplus generated during 2000 would have been approximately $21.6 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 38% of the minimum quarterly distribution on the subordinated units. If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the six months ended June 30, 2001 would have been approximately $14.6 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 87% of the minimum quarterly distribution on the subordinated units.

   We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, the amount of pro forma available cash from operating surplus should only be viewed as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods. A more complete explanation of the pro forma adjustments can be found in the Notes to Pro Forma Financial Statements for Penn Virginia Resource Partners.

   Furthermore, pro forma available cash from operating surplus has not been reduced to reflect additional administrative expenses of approximately $750,000 per year that we expect to incur as a result of becoming a publicly traded partnership or additional maintenance capital expenditures per year of approximately $175,000 that we estimate we will incur.

   We believe we will have sufficient available cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through September 30, 2002.

   We believe that, following completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through September 30, 2002. The principal reason we expect operating surplus to be higher during the twelve months ending September 30, 2002 than during the year ended December 31, 2000, is the June 2001 Pen Holdings, Inc. acquisition, an increase of eight mines since the beginning of 2000 and recent improvements in market prices for coal. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our belief is based on a number of specific assumptions, including the assumptions that:

  . average quarterly production from our leases, other than the lease of the Pen Holdings, Inc. reserves, will be no less than the 3,716,000 tons produced from these leases during the three months ended June 30, 2001;

  . average gross coal royalty revenues per ton each quarter on all of our leases, other than the Pen Holdings, Inc. lease, will be no less than the $2.13 per ton we received under these leases during the three months ended June 30, 2001;

  . average quarterly production from the Pen Holdings, Inc. lease will be no less than the 401,000 tons produced from the Pen Holdings, Inc. reserves during the three months ended June 30, 2001;

  . average gross coal royalty revenues per ton each quarter on our Pen
    Holdings, Inc. lease will be no less than minimum royalty rate of the $2.00 per ton under this lease;

  . average quarterly timber revenues, coal services revenues and other revenues will be no less than the $969,000 we received from these sources for the three months ended June 30, 2001;

  . quarterly principal and interest payments received from Delta Resources, Inc. pursuant to our existing note receivable will be no less than the $417,000 we received for the three months ended June 30, 2001;

  . our maintenance capital expenditures will average no more than $75,000 per quarter;

  . our administrative expenses will increase no more than $750,000 per year as a result of becoming a publicly traded partnership;

  . our other expenses, other than depletion, depreciation and amortization, each quarter will average no more than the $2.0 million we incurred during the three months ended June 30, 2001;

  . we will not experience any unanticipated loss of, or material changes in the terms of, any material lease with a lessee;

  . we will not be obligated to pay any unexpected cash payments associated with post-mine reclamation, workers' compensation claims or environmental litigation or cleanup;

  . our lessees will not have any major mine-related accidents or interruptions;

  . there will not be any material adverse change in the economic or geological assumptions we have made in calculating our reserve tonnage;

  . there will not be any new federal, state or local regulation of the coal mining industry, or an interpretation of existing regulation, that will be materially adverse to our business; and

  . there will not be any major adverse change in the domestic coal industry, in the electric power generation industry or in general economic conditions.

   Although we believe our assumptions are reasonable, our assumptions relate to matters which are not within our control and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make cash distributions at the levels described above. Accordingly, we cannot assure you that distributions of the minimum quarterly distribution or any other amounts will be made. We refer you to "Risk Factors--Risks Inherent in an Investment in Penn Virginia Resource Partners."

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

   The following table shows selected historical financial and operating data for the Penn Virginia Coal Business, which includes substantially all of the assets, liabilities and operations of Penn Virginia Corporation's coal business, and pro forma financial and operating data of Penn Virginia Resource Partners, in each case for the periods and as of the dates indicated. The selected historical financial data for the Penn Virginia Coal Business for the years ended December 31, 1998, 1999 and 2000 are derived from the audited financial statements of the Penn Virginia Coal Business. On September 19, 1999, we completed the acquisition of fee mineral and lease rights for coal reserves and related assets in West Virginia for $30.0 million. On June 4, 2001, we completed the acquisition of additional coal reserves and related assets in West Virginia for $33.1 million. The results of operations of these acquisitions have been included from the dates of closing. The selected historical financial data for the Penn Virginia Coal Business for the years ended December 31, 1996 and 1997 are derived from the accounting records of Penn Virginia Corporation. The selected historical financial data of the Penn Virginia Coal Business for the six months ended June 30, 2000 and 2001 are derived from the unaudited financial statements of the Penn Virginia Coal Business.

   The pro forma financial statements of Penn Virginia Resource Partners show the pro forma effect of the offering. The selected pro forma financial and operating data presented below for the year ended December 31, 2000 and as of and for the six months ended June 30, 2001 are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes the offering occurred as of June 30, 2001, and the pro forma statements of income assume the offering occurred on January 1, 2000. A more complete explanation of the pro forma adjustments can be found in the Notes to Pro Forma Financial Statements for Penn Virginia Resource Partners.

   We define Adjusted EBITDA as income from operations plus depreciation, depletion and amortization less gain on sale of property and equipment. Adjusted EBITDA provides additional information as to our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flow from operations or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities, and other entities may not calculate EBITDA in the same manner as we do.

   We derived the information in the following tables from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                 Penn Virginia
                                                                                              Resource Partners--
                                    Penn Virginia Coal Business--Historical                        Pro Forma
                          -----------------------------------------------------------------  ---------------------
                                                                                                            Six
                                                                            Six Months                     Months
                                   Year Ended December 31,                Ended June 30,      Year Ended   Ended
                          ---------------------------------------------  ------------------  December 31, June 30,
                           1996     1997     1998      1999      2000      2000      2001        2000       2001
                          -------  -------  -------  --------  --------  --------  --------  ------------ --------
                                           (in thousands, except per unit and price data)
Income Statement Data:
Revenues:
 Coal royalties.........  $ 7,009  $11,418  $10,774  $ 17,836  $ 24,308  $ 12,042  $ 15,261    $24,308    $ 15,261
 Timber.................      810    1,765    1,711     1,948     2,388     1,340       758      2,388         758
 Coal services..........      --       --       --        982     1,385       808     1,016      1,385       1,016
 Minimum rentals........      350      262      843       230       819       819       941        819         941
 Gain on sale of
  property and
  equipment.............       23       89       69       --        897        98        26        897          26
 Other..................       66      419    1,171       354       392       419       442        392         442
                          -------  -------  -------  --------  --------  --------  --------    -------    --------
 Total revenues.........  $ 8,258  $13,953  $14,568  $ 21,350  $ 30,189  $ 15,526  $ 18,444    $30,189    $ 18,444
Expenses:
 Lease expenses.........  $   --   $    63  $    69  $    213  $  1,634  $    739  $  1,096    $ 1,634    $  1,096
 Exploration expenses...      403      314      549       268       394       151        96        394          96
 Taxes other than
  income................      278      259      352       506       663       330       347        663         347
 General and
  administrative........    2,619    2,803    3,385     4,123     4,847     2,214     2,333      4,847       2,333
 Depreciation, depletion
  and amortization......      196      516      589     1,269     2,047     1,027     1,271      2,047       1,271
 Other..................      136      346      207       395       789       404       305        789         305
                          -------  -------  -------  --------  --------  --------  --------    -------    --------
 Total expenses.........  $ 3,632  $ 4,301  $ 5,151  $  6,774  $ 10,374  $  4,865  $  5,448    $10,374    $  5,448
                          -------  -------  -------  --------  --------  --------  --------    -------    --------
Income from operations..  $ 4,626  $ 9,652  $ 9,417  $ 14,576  $ 19,815  $ 10,661  $ 12,996    $19,815    $ 12,996
Other income (expense):
 Interest expense.......      (83)    (157)    (379)   (3,980)   (7,670)   (3,598)   (4,019)    (1,045)       (519)
 Interest income........    4,694    3,701    3,701     2,728     4,685     2,020     2,748      1,344         637
 Other income...........      418       15      432        61        12       --        --          12         --
                          -------  -------  -------  --------  --------  --------  --------    -------    --------
Income before taxes.....  $ 9,655  $13,211  $13,171  $ 13,385  $ 16,842  $  9,083  $ 11,725    $20,126    $ 13,114
 Income tax expense.....    3,514    4,402    4,355     4,116     5,287     2,972     4,043        --          --
                          -------  -------  -------  --------  --------  --------  --------    -------    --------
Net income..............  $ 6,141  $ 8,809  $ 8,816  $  9,269  $ 11,555  $  6,111  $  7,682    $20,126    $ 13,114
                          =======  =======  =======  ========  ========  ========  ========    =======    ========
Pro forma net income per
 limited partner unit...                                                                       $  1.29    $   0.84
                                                                                               =======    ========
Balance Sheet Data (at
 period end):
Total assets............  $38,862  $45,772  $50,315  $110,026  $135,936  $118,337  $181,228               $136,216
Long-term debt-
 affiliate..............      133    4,230   42,196    89,957   104,333    93,003   141,643                    --
Term loan facility......      --       --       --        --        --        --        --                  24,300
Total liabilities.......    3,602    7,932   44,446    94,888   109,243    97,088   146,853                 27,892
Owner's equity/partners'
 capital................   35,260   37,840    5,869    15,138    26,693    21,249    34,375                108,324
Cash Flow Data:
Net cash flow provided
 by (used in):
 Operating activities...  $ 4,148  $ 9,449  $10,609  $ 12,819  $ 16,508  $  8,353  $ 11,312
 Investing activities...    3,858   (8,507)  (7,017)  (58,101)  (28,010)  (10,387)  (46,755)
 Financing activities...   (7,789)  (2,132)  (3,773)   45,897    10,764     1,288    35,409
Other Data:
Production:
 Royalty coal tons
  produced by lessees
  (tons in thousands) ..    3,400    5,422    5,278     8,603    12,536     6,216     7,551     12,536       7,551
 Timber sales (Mbf).....    4,000    7,933    7,981     9,020     8,545     4,992     3,974      8,545       3,974
Prices:
 Average gross coal
  royalty per ton.......  $  2.07  $  2.11  $  2.04  $   2.07  $   1.94  $   1.94  $   2.02    $  1.94    $   2.02
 Average timber sales
  price per Mbf.........      183      172      198       206       257       250       157        257         157
Other Financial Data:
 Adjusted EBITDA........  $ 4,799  $10,079  $ 9,937  $ 15,845  $ 20,965  $ 11,590  $ 14,241    $20,965    $ 14,241
 Maintenance capital
  expenditures..........       61      198       30       375       126       104        44        126          44

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following financial information, see the notes to the pro forma and historical financial statements.

Overview

   We are a Delaware limited partnership formed by Penn Virginia Corporation on July 9, 2001 to acquire the coal properties and related assets of Penn Virginia Corporation and to lease those properties to coal mine operators in exchange for royalty payments. We do not operate any mines. Instead, we enter into long-term leases with experienced, third-party coal mine operators for the right to mine coal reserves on our properties in exchange for royalty payments. Our lessees make payments to us based on the higher of a percentage of the gross sales price or a fixed price per ton of coal they sell, with pre-established minimum monthly or annual payments. We also generate coal services revenues by providing fee-based coal preparation and transportation facilities to enhance the coal production of certain of our lessees and generate timber revenues by selling timber growing on our properties.

   Our reserves are located on the following four properties:

  . the Wise property, located in Wise and Lee Counties, Virginia and Letcher and Harlan Counties, Kentucky;

  . the Coal River property, located in Boone, Fayette, Kanawha, Lincoln and Raleigh Counties, West Virginia;

  . the Spruce Laurel property, located in Boone and Logan Counties, West Virginia; and

  .  the Buchanan property, located in Buchanan County, Virginia.

   Our revenues and the profitability of our business are largely dependent on the production of coal from our reserves by our lessees. The coal royalty revenues we receive vary depending on the coal prices realized by our lessees, subject to specified minimums. Our lessees have advised us that they sold approximately 80% of the coal they mined from our reserves in 2000 under supply contracts with terms of one year or more. The remaining portion of the coal produced by our lessees is sold on the spot market. This is consistent with industry data. According to Resource Data International, Inc., in 2000 approximately 81% of coal mined in the United States, and approximately 70% of coal mined in the Central Appalachian region, was sold pursuant to contracts with a term of one year or more. As such, the coal royalty revenues we receive are affected by changes in coal prices and our lessees' supply contracts and, to a lesser extent, by fluctuations in the spot market prices for coal. The prevailing price for coal depends on a number of factors, including demand, the price and availability of alternative fuels, overall economic conditions and governmental regulations.

   During the first half of 2000, eastern coal prices were depressed due to excessive stockpiling by utilities and producers who built large inventories in 1999 in anticipation of "Y2K" problems. The resulting over-supply and a warm 1999-2000 winter resulted in a weak market environment in the first half of 2000. However, market conditions improved substantially once inventories decreased and cold winter weather arrived at the end of 2000. Recent developments, including fluctuations in natural gas prices, declining coal inventory levels and the energy crisis in California, have resulted in improved market conditions for coal. Since July 2000, quoted and spot market prices for coal produced in Central Appalachia have risen. Please read "Coal Industry-- Coal Prices." As most of our lessees' production was committed and priced for 2000 prior to the rise in coal prices, our results for 2000 and for the first six months of 2001 largely reflect the earlier, less favorable market conditions. As these contracts expire and negotiations for new contracts reflect current market conditions, we anticipate that our lessees will increasingly be able to take advantage of the higher current market prices for coal.

   We also earn revenues from the sale of standing timber on our properties. We owned approximately 114,500 surface acres of timberland containing approximately 177 million board feet of inventory as of December 31, 2000. The timber revenues we receive are dependent on harvest levels and the species and quality of timber harvested. Our harvest levels in any given year will depend upon a number of factors, including anticipated mining activity, timber maturation and market conditions. Any timber which would otherwise be removed due to lessee mining operations is harvested in advance to prevent loss of the resource. In 2000, we sold approximately 8.5 million board feet of timber.

   We also derive revenues from minimum rental payments. Minimum rental payments are initially deferred and are recognized as minimum rental revenues when our lessees fail to meet specified production levels for certain predetermined periods. The recoupment period on almost all of our leases expires during the first quarter of each year. Accordingly, we typically recognize substantially all of our minimum rental revenues in the first quarter of the year.

   In addition to our coal royalty and timber revenues, we also generate coal services revenues from fees we charge to our lessees for the use of our coal preparation and transportation facilities. The majority of these fees have been generated by our unit train loadout facility which was completed in April 1999 at a cost of $5.2 million. This facility accommodates 108 car unit trains which can be loaded in approximately four hours. Our lessees utilize the unit train loadout facility to reduce the delivery costs incurred by their customers. Our unit train loadout facility loaded 2.5 million tons of coal in 2000.

   Operating costs and expenses that we incur in our coal business consist primarily of lease payments on property which we lease from third parties and sublease to our lessees. Our lease payment obligations vary based on the production from these properties. Of the 454 million tons of proven and probable coal reserves to which we had rights as of December 31, 2000, we owned the mineral rights to 410 million tons and leased the mineral rights to 44 million tons. With respect to the 44 million tons that we lease, we are granted mining rights in exchange for per ton royalty payments. We also incur costs related to lease administration and property maintenance as well as technical and support personnel. Some operating costs, such as exploration costs, fluctuate depending on the amount of our core drilling activities. Our core drilling activities on our coal properties are used to evaluate the quality and quantity of coal.

   General and administrative expenses relate to salaries, benefits and other personnel costs. In addition, Penn Virginia Corporation has historically charged its subsidiaries for certain corporate general and administrative expenses, including legal, accounting, treasury, information technology and other corporate services. In the future, we will reimburse our general partner and its affiliates for direct and indirect expenses they incur on our behalf.

   We derive interest income and receive principal payments from a $2.5 million note related to our 1986 sale of coal reserves located in Virginia to Delta Resources Inc. The stated interest rate on the note is 6.0% per annum. The note has a maturity date of July 1, 2005. In addition to holding the note, we own a 50% residual interest in any royalty income generated on any of the coal reserves sold to Delta Resources Inc. which are mined after July 1, 2005.

Results of Operations

Six Months Ended June 30, 2001 Compared With Six Months Ended June 30, 2000

   The following table sets forth our revenues, operating expenses and operating statistics for the six months ended June 30, 2001 compared with the six months ended June 30, 2000.

                                                                  Six Months
                                                                     Ended
                                                                   June 30,
                                                                ---------------
                                                                 2000    2001
                                                                ------- -------
                                                                 (in thousands
                                                                except prices)
Financial Highlights:
Revenues:
Coal royalties................................................. $12,042 $15,261
Timber.........................................................   1,340     758
Other..........................................................   2,144   2,425
                                                                ------- -------
Total revenues................................................. $15,526 $18,444
Operating Costs and Expenses:
Lease expenses................................................. $   739 $ 1,096
General and administrative.....................................   2,214   2,333
Depreciation, depletion and amortization.......................   1,027   1,271
Other..........................................................     885     748
                                                                ------- -------
Total operating costs and expenses............................. $ 4,865 $ 5,448
                                                                ------- -------
Operating Income............................................... $10,661 $12,996
                                                                ======= =======
Operating Statistics:
Coal:
Royalty coal tons produced by lessees (tons in thousands)......   6,216   7,551
Average gross royalties per ton................................ $  1.94 $  2.02
Timber:
Timber sales (Mbf).............................................   4,992   3,974
Average timber sales price per Mbf............................. $   250 $   157

   Revenues. Our combined revenues for the six months ended June 30, 2001 were $18.4 million compared to $15.5 million for the six months ended June 30, 2000, an increase of $2.9 million, or 19%. Coal royalty revenues for the six months ended June 30, 2001 were $15.3 million compared to $12.0 million for the six months ended June 30, 2000, an increase of $3.3 million, or 27%. Over these same periods, production increased by 1.3 million tons, or 21%, from 6.2 million tons to 7.6 millions tons. These increases were primarily due to the following factors:

  . Production increased on the Wise property by 1.1 million tons, which resulted in an increase in revenue of $2.7 million. Those increases were due to the commencement, since June 30, 2000, of operations on six new mines on the Wise property. These mines contributed 534,000 tons of production and $1.5 million in revenues in the first half of 2001. The remainder of the increase from the Wise property was principally due to higher overall production for coal in the region resulting from increased demand.

  . Production increased on the Coal River property by 653,000 tons largely due to one lessee beginning operations in late 1999 and reaching full production in the fourth quarter of 2000. Coal royalty revenues from the Coal River property increased by $1.2 million.

Production and revenue increases from the Wise property and the Coal River property were partially offset by decreased production from the Spruce Laurel property of 324,000 tons, which resulted in a decrease in revenue of $494,000. These decreases were attributable to contract difficulties experienced by one of our lessees with one of its coal supply agreements.

   Timber revenues decreased to $758,000 for the six months ended June 30, 2001 from $1.3 million for the six months ended June 30, 2000, a decrease of $582,000, or 43%. The decrease is primarily attributable to a decrease in the average price received for the timber from $250 per Mbf for the six months ended June 30, 2000 to $157 per Mbf for the six months ended June 30, 2001. That decrease reflects overall market conditions as well as the sale of lower priced species and lower quality timber.

   Other revenues were $2.4 million for the six months ended June 30, 2001 compared to $2.1 million for the six months ended June 30, 2000, an increase of $281,000, or 13%. The increase was primarily due to additional usage of our coal service facilities by our lessees. The primary components of other revenues are fees generated from our unit train loadout facility, the recognition of minimum rental payments received from our lessees which are no longer recoupable by the lessee and gains from the sale of property and equipment.

   Operating Costs and Expenses. Our aggregate operating costs and expenses for the six months ended June 30, 2001 were $5.4 million compared with $4.9 million for the six months ended June 30, 2000, an increase of $583,000, or 12%. The increase in operating expenses primarily relates to an increase in lease expenses.

   Lease expenses were $1.1 million for the six months ended June 30, 2001 compared with $739,000 for the six months ended June 30, 2000, an increase of $357,000, or 48%. This increase was due to an increase in production by lessees on our subleased properties, including increased production on one lease with higher royalty rates payable by us to the mineral rights owner. Aggregate production from subleased properties increased from 1.1 million tons for the six months ended June 30, 2000 to 1.3 million tons for the six months ended June 30, 2001, an increase of 174,000 tons, or 16%.

   General and administrative expenses increased slightly to $2.3 million for the six months ended June 30, 2001 compared to $2.2 million for the six months ended June 30, 2000. Over these same periods, production increased 21%. As a result, general and administrative expenses decreased on a per ton basis to $0.31 for the six months ended June 30, 2001 compared to $0.36 for the six months ended June 30, 2000.

   Depreciation, depletion and amortization expense for the six months ended June 30, 2001 was $1.3 million compared with $1.0 million for the six months ended June 30, 2000, an increase of $244,000, or 24%. This increase resulted from production increases of 21%. Depreciation, depletion and amortization expense remained relatively constant, on a per ton basis, at $0.17 per ton for the six months ended June 30, 2001 and for the six months ended June 30, 2000.

   Interest Expense. Interest expense was $4.0 million for the six months ended June 30, 2001 compared with $3.6 million for the six months ended June 30, 2000, an increase of $421,000, or 12%. The increase is due to an increase in the amount of long-term debt payable to affiliated companies for the six months ended June 30, 2001. We historically financed our working capital requirements and our capital expenditures with borrowings from an affiliate. Affiliated long-term borrowings increased from $93.0 million at June 30, 2000 to $141.6 million at June 30, 2001 as a result of advances from an affiliate of Penn Virginia Corporation to the Penn Virginia Coal Business to fund the Pen Holdings, Inc. acquisition, for working capital needs and for general corporate purposes.

   Interest Income. Interest income was $2.7 million for the six months ended June 30, 2001 compared with $2.0 million for the six months ended June 30, 2000, an increase of $728,000, or 36%. The increase is primarily due to an increase in the amount of long-term receivable from an affiliate for the six months ended June 30, 2001. We historically advanced our cash receipts from our operations to our parent so that it could centrally manage cash funding requirements for its consolidated group. Affiliated long-term receivables increased from $37.5 million at June 30, 2000 to $69.6 million at June 30, 2001 resulting from cash payments by the Penn Virginia Coal Business to Penn Virginia Corporation in accordance with Penn Virginia Corporation's centralized cash management strategy.

   Income Taxes. Our income tax expense was $4.0 million (effective tax rate of 34%) for the six months ended June 30, 2001 based on pretax income of $11.7 million as compared with $3.0 million (effective tax rate of 33%) for the six months ended June 30, 2000 based on pretax income of $9.1 million for that earlier period. The $1.0 million increase was primarily due to the increase in pretax income.

   Net Income. Our net income was $7.7 million for the six months ended June 30, 2001 as compared to $6.1 million for the six months ended June 30, 2000, an increase of $1.6 million, or 26%. This increase primarily resulted from the increased production achieved by our lessees and our increased revenues over that period.

Fiscal Year Ended December 31, 2000 Compared With Fiscal Year Ended December 31, 1999

   The following table sets forth our revenues, operating expenses and operating statistics for the year ended December 31, 2000 compared with the year ended December 31, 1999.

                                                                  Year Ended
                                                                 December 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
                                                                 (in thousands
                                                                except prices)
Financial Highlights:
Revenues:
Coal royalties................................................. $17,836 $24,308
Timber.........................................................   1,948   2,388
Other..........................................................   1,566   3,493
                                                                ------- -------
Total revenues................................................. $21,350 $30,189
Operating Costs and Expenses:
Lease expenses................................................. $   213 $ 1,634
General and administrative.....................................   4,123   4,847
Depreciation, depletion and amortization.......................   1,269   2,047
Other..........................................................   1,169   1,846
                                                                ------- -------
Total operating costs and expenses............................. $ 6,774 $10,374
                                                                ------- -------
Operating Income............................................... $14,576 $19,815
                                                                ======= =======
Operating Statistics:
Coal:
Royalty coal tons produced by lessees (tons in thousands)......   8,603  12,536
Average gross royalties per ton................................ $  2.07 $  1.94
Timber:
Timber sales (Mbf).............................................   9,020   8,545
Average timber sales price per Mbf............................. $   206 $   257

   Revenues. Our combined revenues for the year ended December 31, 2000 were $30.2 million compared to $21.4 million for the year ended December 31, 1999, an increase of $8.8 million, or 41%. Coal royalty revenues for the year ended December 31, 2000 were $24.3 million compared to $17.8 million for the year ended December 31, 1999, an increase of $6.5 million, or 36%. Average gross royalties per ton decreased from $2.07 in 1999 to $1.94 in 2000 principally as a result of the effect of including the lower royalty rate attributable to the reserves we acquired in September 1999 for a full year. Over these same periods, production increased by 3.9 million tons, or 46%, from 8.6 million tons to 12.5 millions tons. The increases in production and coal royalties were primarily due to the following factors:

  . Production increased on the Wise property by 1.4 million tons, which resulted in an increase in revenue of $2.3 million. This production increase was due to the first full year of operation of our unit train loadout facility, which was originally placed in service in April 1999, infrastructure additions by two lessees and existing lessees commencing operations on five new mines.

  . Production increased on the Coal River property by 1.9 million tons, which resulted in an increase in revenue of $3.2 million. These increases reflect the first full year of production from that property following its acquisition in September 1999 and, to a lesser degree, the commencement of operations from a new mine in the fourth quarter of 1999.

  . Production increased on the Spruce Laurel property by 602,000 tons, which resulted in an increase in revenue of $908,000. These increases reflect the commencement of operations from a new mine during the first quarter of 2000.

   Timber revenues increased to $2.4 million for the year ended December 31, 2000 from $1.9 million for the year ended December 31, 1999, an increase of $440,000, or 23%. The increase was largely attributable to an increase in the average price received for the timber from $206 per Mbf for the year ended December 31, 1999 to $257 per Mbf for the year ended December 31, 2000. The increase in average price received resulted from harvesting higher quality hardwoods during 2000.

   Other revenues increased to $3.5 million for the year ended December 31, 2000 compared to $1.6 million for the year ended December 31, 1999, an increase of $1.9 million, or 123%. That increase was due to the first full year of operations for our unit train loadout facility as compared to nine months of operations for 1999, gain on the sale of property and equipment and an increase in minimum rental payments recognized during the first quarter of 2000.

   Operating Costs and Expenses. Our aggregate operating costs and expenses for the year ended December 31, 2000 were $10.4 million compared with $6.8 million for the year ended December 31, 1999, an increase of $3.6 million, or 53%. This increase resulted largely from additional lease expenses relating to our September 1999 acquisition, continuing property maintenance of $368,000 and additional property taxes of $209,000. The remainder of the increase represents additional core drilling as part of our exploration activities.

   Lease expenses were $1.6 million for the year ended December 31, 2000 compared with $213,000 for the year ended December 31, 1999, an increase of $1.4 million, or 667%. This increase was due to our September 1999 acquisition of the Coal River property, which resulted in an increase in production by lessees on subleased properties. Production on subleased properties increased to 2.1 million tons in the year ended December 31, 2000 from 519,000 tons in the year ended December 31, 1999, an increase of 1.6 million tons, or 305%.

   General and administrative expenses were $4.8 million for the year ended December 31, 2000 compared to $4.1 million for the year ended December 31, 1999, an increase of $724,000, or 18%. Over these same periods, production increased 46% primarily due to acquisitions, the first full year of operation of our unit train loadout facility and the commencement of operations from new mines. As a result, general and administrative expenses decreased on a per ton basis to $0.39 for the year ended December 31, 2000 compared to $0.48 for the year ended December 31, 1999.

   Depreciation, depletion and amortization expense for the year ended December 31, 2000 was $2.0 million compared with $1.3 million for the year ended December 31, 1999, an increase of $700,000, or 61%. This increase resulted from the first full year of ownership of the properties and facilities included in our September 1999 acquisition. Depreciation, depletion and amortization expense increased slightly, on a per ton basis, to $0.16 per ton for the year ended December 31, 2000 from $0.15 for the year ended December 31, 1999.

   Interest Expense. Interest expense was $7.7 million for the year ended December 31, 2000 compared with $4.0 million for the year ended December 31, 1999, an increase of $3.7 million, or 93%. The increase was due to an increase in the amount of long-term debt payable to affiliated companies for the year ended December 31, 2000. Affiliated long-term debt increased from $90.0 million at December 31, 1999 to $104.3 million at

December 31, 2000 as a result of advances from an affiliate of Penn Virginia Corporation to the Penn Virginia Coal Business to fund working capital needs and for general corporate purposes.

   Interest Income. Interest income was $4.7 million for the year ended December 31, 2000 compared with $2.7 million for the year ended December 31, 1999, an increase of $2.0 million, or 72%. The increase was due to an increase in the amount of long-term receivables from an affiliate for the year ended December 31, 2000. Affiliated long-term receivables increased from $27.3 million at December 31, 1999 to $56.1 million at December 31, 2000 resulting from cash payments by the Penn Virginia Coal Business to Penn Virginia Corporation in accordance with Penn Virginia Corporation's centralized cash management strategy.

   Income Taxes. Our income tax expense was $5.3 million (31% effective tax rate) for the year ended December 31, 2000 based on pretax income of $16.8 million as compared with $4.1 million (31% effective tax rate) for the year ended December 31, 1999 based on pretax income of $13.4 million for that earlier period. The $1.2 million increase was primarily due to higher pretax income.

   Net Income. Our net income was $11.6 million for the year ended December 31, 2000 as compared to $9.3 million for the year ended December 31, 1999, an increase of $2.3 million, or 25%. This increase primarily resulted from increased production achieved by our lessees and our increased revenues in 2000.

Fiscal Year Ended December 31, 1999 Compared With Fiscal Year Ended December 31, 1998

   The following table sets forth our revenues, operating expenses and operating statistics for the year ended December 31, 1999 compared with the year ended December 31, 1998.

                                                                  Year Ended
                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
                                                                 (in thousands
                                                                except prices)
Financial Highlights:
Revenues:
Coal royalties................................................. $10,774 $17,836
Timber.........................................................   1,711   1,948
Other..........................................................   2,083   1,566
                                                                ------- -------
Total revenues................................................. $14,568 $21,350
Operating Costs and Expenses:
Lease expenses................................................. $    69 $   213
General and administrative.....................................   3,385   4,123
Depreciation, depletion and amortization.......................     589   1,269
Other..........................................................   1,108   1,169
                                                                ------- -------
Total operating costs and expenses............................. $ 5,151 $ 6,774
                                                                ------- -------
Operating income............................................... $ 9,417 $14,576
                                                                ======= =======
Operating Statistics:
Coal:
Royalty coal tons produced by lessees (tons in thousands)......   5,278   8,603
Average gross royalties per ton................................ $  2.04 $  2.07
Timber:
Timber sales (Mbf).............................................   7,981   9,020
Average timber sales price per Mbf............................. $   198 $   206

   Revenues. Our combined revenues for the year ended December 31, 1999 were $21.4 million compared to $14.6 million for the year ended December 31, 1998, an increase of $6.8 million, or 47%. Coal royalty revenues for the year ended December 31, 1999 were $17.8 million compared to $10.8 million for the year ended December 31, 1998, an increase of $7.0 million, or 66%. Over these same periods, production increased by 3.3 million tons, or 63%, from 5.3 million tons to 8.6 millions tons. These increases were primarily due to the following factors:

  . Production increased on the Wise property by 2.0 million tons, which resulted in an increase in revenue of $4.6 million. These increases were due to our lessees commencing operations on nine new mines and the start up in April 1999 of our unit train loadout facility.

  . Production increased on the Coal River property by 170,000 tons, which resulted in an increase in revenue of $287,000. These increases reflect three months of production from the properties acquired in September 1999.

  . Production increased on the Spruce Laurel property by 948,000 tons, which resulted in an increase in revenue of $1.9 million. These increases reflect the first full year of production from a new mine that commenced operations during 1998.

  . Production increased on the Buchanan property by 212,000 tons, which resulted in an increase in revenue of $317,000. These increases reflect the commencement of operations of a new mine in the last half of 1998.

   Timber revenues increased to $1.9 million for the year ended December 31, 1999 from $1.7 million for the year ended December 31, 1998, an increase of $237,000, or 14%. The increase was largely attributable to an increase in the volume harvested as well as a slight increase in the average price received for the timber from $198 per Mbf for the year ended December 31, 1998 to $206 per Mbf for the year ended December 31, 1999.

   Other revenues were $1.6 million for the year ended December 31, 1999 compared to $2.1 million for the year ended December 31, 1998, a decrease of $517,000, or 25%. The decrease in 1999 other revenues results from the receipt of $800,000 in 1998 for a power line relocation that inhibited the mining of some of our reserves, partially offset by the commencement of operations at our unit train loadout facility in 1999.

   Operating Costs and Expenses. Our aggregate operating costs and expenses for the year ended December 31, 1999 were $6.8 million compared with $5.2 million for the year ended December 31, 1998, an increase of $1.6 million, or 32%. This increase resulted largely from increased general and administrative and depreciation, depletion and amortization expense.

   Lease expenses were $213,000 for the year ended December 31, 1999 compared with $69,000 for the year ended December 31, 1998, an increase of $144,000, or 209%. This increase was due to our September 1999 acquisition, which resulted in an increase in production by lessees on subleased properties. Production on subleased properties increased to 519,000 tons in the year ended December 31, 1999 from 194,000 tons for the year ended December 31, 1998, an increase of 325,000 tons, or 168%.

   General and administrative expenses were $4.1 million for the year ended December 31, 1999 compared to $3.4 million for the year ended December 31, 1998, an increase of $738,000, or 22%. Over these same periods, production increased 63%, primarily due to three months of production from our $30.0 million acquisition in September 1999 and the commencement of operations from new mines. As a result, general and administrative expenses decreased on a per ton basis to $0.48 for the year ended December 31, 1999 from $0.64 for the year ended December 31, 1998.

   Depreciation, depletion and amortization expense for the year ended December 31, 1999 was $1.3 million compared to $589,000 for the year ended December 31, 1998, an increase of $680,000, or 115%. This increase resulted from the three months of ownership of the properties and facilities included in our September 1999 acquisition. Depreciation, depletion and amortization expense increased, on a per ton basis, to $0.15 per ton for the year ended December 31, 1999 from $0.11 for the year ended December 31, 1998.

   Interest Expense. Interest expense was $4.0 million for the year ended December 31, 1999 compared with $379,000 for the year ended December 31, 1998, an increase of $3.6 million, or 950%. The increase was due to an increase in the amount of long-term debt payable to affiliated companies for the year ended December 31, 1999. Affiliated long-term debt increased from $41.2 million at December 31, 1998 to $90.0 million at December 31, 1999 as a result of advances from an affiliate of Penn Virginia Corporation to fund our September 1999 acquisition, for working capital needs and for general corporate purposes.

   Interest Income. Interest income was $2.7 million for the year ended December 31, 1999 compared with $3.7 million for the year ended December 31, 1998, a decrease of $1.0 million, or 26%. The decrease was due to the repayment of two notes receivable in 1998 relating to the sale of properties in 1986. Affiliated long-term receivables increased from $702,000 at December 31, 1998 to $27.3 million at December 31, 1999 as a result of a change in cash management policies of Penn Virginia Corporation.

   Income Taxes. Our income tax expense was $4.1 million (31% effective tax rate) for the year ended December 31, 1999 based on pretax income of $13.4 million as compared with $4.4 million (33% effective tax rate) for the year ended December 31, 1998 based on pretax income of $13.2 million for that earlier period. The $239,000 decrease was due to a lower effective tax rate.

   Net Income. Our net income was $9.3 million for the year ended December 31, 1999 as compared to $8.8 million for the year ended December 31, 1998, an increase of $453,000, or 5%. This increase primarily resulted from the increased production achieved by our lessees and the benefits of our $30.0 million acquisition in September 1999.

Liquidity and Capital Resources

   Historically, we have generally satisfied our working capital requirements and funded our capital expenditures with cash generated from operations and affiliated borrowings. We believe that cash generated from operations and our borrowing capacity will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. Our ability to satisfy our debt service obligations, to fund planned capital expenditures, to make acquisitions and to pay distributions to our unitholders will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control.

   Cash Flows. Net cash provided by operations was $10.6 million in 1998, $12.8 million in 1999 and $16.5 million in 2000. For the six-month period ending June 30, 2001, net cash provided by operations was $11.3 million compared with $8.4 million for the comparable period in 2000. The overall increase in cash provided by operations was largely due to increased production by our lessees. Increased production over the periods was a direct result of acquisitions, additional mine openings and the addition of our unit train loadout facility.

   Net cash used in investing activities was $7.0 million in 1998, $58.1 million in 1999 and $28.0 million in 2000. For the six-month period ending June 30, 2001 net cash used in investing activities was $46.8 million compared with $10.4 million for the same period in 2000. The higher level of net cash used in 1999 investing activities primarily reflects the completion of the unit train loadout facility, the $30.0 million acquisition in September 1999 and advances made to affiliates. The increase in cash used for the six months ended June 30, 2001 is primarily due to our $33.1 million acquisition of coal reserves from Pen Holdings, Inc. in June 2001. We also receive quarterly payments of $417,500 related to a note received in connection with the sale of coal reserves located in Virginia in 1986. We will receive payments until July 1, 2005.

   Net cash provided by (used in) financing activities was $(3.8) million in 1998, $45.9 million in 1999 and $10.7 million in 2000. For the six months ended June 30, 2001, net cash provided by financing activities was $35.5 million compared to $1.3 million for the six months ended June 30, 2000. Financing activities primarily represent borrowings from affiliated companies to fund acquisitions, for working capital needs and for general corporate purposes.

   Capital Expenditures. Capital expenditures were $9.8 million in 1998, $31.9 million in 1999 and $485,000 in 2000. For each of these periods, we funded our acquisitions through advances from affiliates and we funded other capital expenditures through cash generated from operations. We funded 57%, 6% and 100% of our total capital expenditures in 1998, 1999 and 2000, respectively, through cash from operations. We funded 43%, 94% and 0% of our total capital expenditures in 1998, 1999 and 2000, respectively, through advances from affiliates. The expenditures in 1998 and 1999 were primarily made to acquire coal reserves and support equipment and facilities.

   In April 1999, we completed the $5.2 million unit train loadout facility in Virginia. This facility accommodates 108 rail car unit trains which can be loaded in approximately four hours, thus generating substantial savings for our lessees. The loadout facility is utilized by our lessees and provides them with a competitive advantage by reducing delivery costs to their principal customers. Additionally, loading fees for the use of the unit train loadout facility and coal royalty revenues on increased production have increased the cash flow we receive.

   In September 1999, we completed an acquisition of over 121 million tons of proven and probable coal reserves as well as timber assets, a short line railroad and a coal loading dock on the Kanawha River in West Virginia. This $30.0 million acquisition complemented our existing Coal River property located on the inland river system in West Virginia. In June 2001, we acquired approximately 53 million tons of proven and probable coal reserves located contiguous to our Coal River property in West Virginia for $33.1 million.

   We currently anticipate making total capital expenditures of approximately $34.0 million during 2001, primarily for lease and property acquisitions, including our $33.1 million June 2001 reserve acquisition. We currently expect that our average annual maintenance capital expenditures will be less than $500,000. See "Cash Available for Distribution." We currently expect to fund anticipated capital expenditures with cash generated by operations and utilization of the credit agreement described below.

   Description of Credit Agreement. In connection with the closing of this offering, we will enter into a new three-year credit agreement with a syndicate of financial institutions led by PNC Bank, National Association, as their agent. The credit agreement will consist of two facilities:

  .  a revolving credit facility of $50.0 million; and

  .  a term loan facility of up to $50.0 million.

   The revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions, and will include a $5.0 million distribution sublimit that will be available for working capital needs and distributions and a $2.0 million sublimit for the issuance of letters of credit. We expect that immediately after the closing, the full $50.0 million under the revolving credit facility will be available. We will borrow $24.3 million under the term loan facility at closing and will purchase and pledge $24.3 million of U.S. Treasury Notes which will initially secure the term loan facility. These U.S. Treasury Notes may be liquidated, subject to limited re-investment rights, for the purpose of funding permitted acquisitions and permitted capital expenditures. In the event the underwriters exercise the over-allotment option, we will make additional borrowings under the term loan facility and purchase and pledge an equal amount of U.S. Treasury Notes to further secure the term loan facility. See "Use of Proceeds." We and each of our subsidiaries will guarantee the obligations under the credit agreement on a joint and several basis.

   Our obligations under the credit agreement will be unsecured except that the term loan facility will initially be secured with the U.S. Treasury Notes. After any liquidation of the U.S. Treasury Notes for a permitted acquisition or permitted capital expenditures, the term loan will be unsecured to the extent of such liquidation. Indebtedness under the credit agreement will rank equally with all our outstanding unsecured and unsubordinated debt (except that the term loan facility will have a priority claim to the U.S. Treasury Notes pledged to secure it for so long as such U.S. Treasury Notes have not been liquidated for a permitted acquisition or permitted capital expenditure) and will generally be non-recourse to our general partner.

   We may prepay all loans at any time without penalty. We will be required to reduce all working capital borrowings under the working capital sublimit under the revolving credit facility to zero for a period of at least 15 consecutive days once each calendar year.

   Indebtedness under the revolving credit facility will bear interest, at our option, at either (i) the higher of the federal funds rate plus 0.50% or the prime rate as announced by PNC Bank, National Association or (ii) the Euro-dollar rate plus an applicable margin which ranges from 1.25% to 1.75% based on our ratio of consolidated indebtedness to consolidated EBITDA (as defined in the credit agreement) for the four most recently completed fiscal quarters. We will incur a commitment fee on the unused portion of the revolving credit facility at a rate per annum ranging from 0.40% to 0.50% based upon the ratio of our consolidated indebtedness to consolidated EBITDA for the four most recently completed fiscal quarters. The portion of the term loan facility which is secured by U.S. Treasury Notes will bear interest at the Eurodollar rate plus a rate per annum of 0.50%. Any portion which is not secured by U.S. Treasury Notes will bear interest, at our option, at the rates applicable to the revolving credit facility. The term loan facility and revolving credit facility mature in October 2004. At that time, both facilities will terminate and all outstanding amounts thereunder will be due and payable.

   The credit agreement prohibits us from making distributions to unitholders and distributions in excess of available cash if any potential default or event of default, as defined in the credit agreement, occurs or would result from the distribution. In addition, the credit agreement will contain various covenants that limit, among other things, our ability to:

  .  incur indebtedness;

  .  grant liens;

  .  make certain loans, acquisitions and investments;

  .  make any material change to the nature of our business;

  .  acquire another company; or

  . enter into a merger or sale of assets, including the sale or transfer of interests in our subsidiaries.

   The credit agreement also contains covenants requiring us to maintain:

  .  a ratio of not more than 2.50:1.00 of total debt to consolidated EBITDA;
     and

  . a ratio of not less than 4.00:1.00 of consolidated EBITDA to fixed charges.

   If an event of default exists under the credit agreement, lenders holding two-thirds of the loans or the commitments under the credit agreement, but in no event less than two lenders, will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following will be an event of default:

  . failure to pay any principal when due or any interest or other amount within three business days of when due;

  .  failure of any representation or warranty to be true and correct;

  . failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

  . default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $1.0 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

  . bankruptcy or insolvency events involving us, our general partner or our subsidiaries;

  . the termination of our existence or the existence of our general partner or any of our subsidiaries, except as permitted under the credit agreement; and

  . the entry, and failure to pay or contest in good faith, of one or more adverse judgments in an aggregate amount of $1.0 million or more in excess of third party insurance coverage.

   The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Inflation

   Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 1998, 1999 or 2000 or the six-month periods ended June 30, 2000 or 2001.

Environmental

   The operations of our lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. The terms of our leases impose liability for all environmental and reclamation liabilities arising under those laws and regulations on the relevant lessees. However, if a particular lessee is not financially capable of fulfilling those obligations, there is a possibility that regulatory authorities could attempt to assign the liabilities to us as landowner. We would contest such an assignment. Please read "Risk Factors-- Regulatory and Legal Risks" and "Business--Regulation."

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 on January 1, 2001, as amended, did not have a material impact on our financial position or results of operations. We currently do not use derivative instruments.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101, as amended, summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 on October 1, 2000 did not have a material effect on our financial position or results of operations.

   In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We are currently evaluating the effect of adopting Statement No. 143 on our financial statements and have not determined when we will adopt the standard.

Quantitative and Qualitative Disclosures about Market Risk

   Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risks to which we are exposed are interest rate risk and coal price risks. Debt we incur under our credit facility will bear variable interest at either the applicable base rate or a rate based on LIBOR. Unless interest rates increase significantly in the future, our exposure to interest rate market risk should be minimal. Please read "Coal Industry Overview--Coal Prices" for a discussion of coal price exposure risk.

                             COAL INDUSTRY OVERVIEW

   We obtained the information provided in this "Coal Industry Overview" regarding future coal consumption and future coal market prices from the Energy Information Administration, the independent statistical and analytical agency within the U.S. Department of Energy, which we refer to in this prospectus as "EIA," as well as Energy Ventures Analysis, Inc. and Resource Data International, Inc., private market research firms, and the National Mining Association, the primary trade association for the coal industry. The EIA bases its forecasts on assumptions about, among other things, trends in various economic sectors (residential, transportation, industrial, etc.), economic growth rates, technological improvements and demand for other energy sources. The EIA's Annual Energy Outlook 2001 and International Energy Outlook 2000 more fully describe these assumptions. This information can be found on the EIA website at: www.eia.doe.gov. Neither Resource Data International nor Energy Ventures Analysis, Inc. describes the assumptions upon which they base their projections.

Introduction

   Coal is an abundant, efficient and affordable natural resource, used primarily to provide fuel for the generation of electric power. World-wide recoverable reserves are estimated to be approximately 1.1 trillion tons. According to the EIA and the National Mining Association, the U.S. has approximately 25% of global coal reserves, representing approximately 250 years of supply based on current usage rates. U.S. coal reserves are more plentiful than U.S. oil or natural gas reserves, with coal representing more than 95% of the nation's total fossil fuel reserves.

   The EIA estimates that coal-fired power plants generated approximately 52% of the total domestic electric power generated in 2000. Over the past quarter century, total coal consumption in the U.S. has nearly doubled from approximately 563 million tons in 1975 to approximately 1.1 billion tons in 2000 according to the EIA. The growth in the demand for coal has coincided with an increased demand for coal from electric power generators, which consumed an estimated 90% of the coal produced in the U.S. in 2000 according to the EIA.

   In recent years, the U.S. coal industry has experienced significant gains in mining productivity, changes in air quality laws, growth in coal consumption and industry consolidation. According to the EIA and the National Mining Association, the number of operating mines in the U.S. declined approximately 60% over the past ten years, while overall mine productivity has increased an average of 6.7% per year since 1979. Since 1986, average coal mine productivity more than doubled due to changes in work practices and new technologies. The overall productivity gains contributed to stability in coal prices during the 1990s. Recent increases in the price of natural gas and other energy commodities, however, have resulted in the price of coal increasing in most coal producing regions in the U.S. A notable industry trend has been the shift to low sulfur coal production driven by the significant regulatory restrictions on sulfur dioxide emissions from coal-fired power plants.

Coal Markets

   The EIA estimates that approximately 1.1 billion tons of coal were consumed in the U.S. in 2000 and that domestic consumption will grow at a rate of 1.1% per year from 1999 through 2020. Demand from domestic power generators is projected to increase from 983 million tons in 2000 to more than 1.1 billion tons by 2020.

                        Projected U.S. Coal Consumption

                                                 2000(2) 2005  2010  2015  2020
                                                 ------- ----- ----- ----- -----
                                                       (tons in millions)
Sector:
Electric power generators(1)....................    983  1,069 1,122 1,149 1,186
Industrial......................................     65     83    84    85    86
Coke plants.....................................     29     26    23    21    19
Residential and commercial......................      5      5     5     5     5
                                                  -----  ----- ----- ----- -----
  Total consumption.............................  1,082  1,183 1,235 1,261 1,297
                                                  =====  ===== ===== ===== =====

--------
(1) Includes all power generators except cogenerators.
(2) Figures for 2000 are actual results.
Source: EIA Annual Energy Outlook 2001 and EIA Monthly Energy Review, September
        2001.

   The U.S. coal industry continues to fuel more electric power generation than all other energy sources combined. According to the EIA, in 2000, coal-fired power plants generated approximately 52% of the electricity in the United States, compared to nuclear power plants (20%), gas-fired power plants (16%) and hydroelectric power plants (7%). Coal is predominantly used for base load electricity generation, resulting in stable and consistently increasing demand. We believe that deregulation in the electric power industry and the resulting competition for cost efficient energy will further strengthen the demand for coal. We also believe that coal consumption will continue to increase as coal-fired power plants utilize their existing excess capacity and as new coal-fired power plants are constructed.

          Domestic Electric Power Generators' Fuel Sources Comparison

                                            1994 1995 1996 1997 1998 1999  2000
                                            ---- ---- ---- ---- ---- ----  ----
Fuel Source:
Coal.......................................  52%  51%  52%  53%  52%  51%   52%
Nuclear....................................  20%  20%  20%  18%  19%  20%   20%
Conventional hydroelectric.................   8%   9%  10%  10%   9%   9%    7%
Natural gas(1).............................  14%  15%  13%  14%  15%  15%E  16%E
Other......................................   6%   5%   6%   5%   5%   5%E   5%E
                                            ---- ---- ---- ---- ---- ----  ----
Total...................................... 100% 100% 100% 100% 100% 100%  100%
                                            ==== ==== ==== ==== ==== ====  ====

--------
(1) Includes supplemental gaseous fuels.
E --Estimate
Source: EIA Monthly Energy Review, September 2001.

   Over the past several years, largely as a result of sulfur dioxide emissions limitations mandated by the Clean Air Act Amendments, demand has shifted to lower sulfur coal. In 1995, Phase I of the Clean Air Act Amendments required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu. In 2000, Phase II of the Clean Air Act Amendments tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Currently, electric power generators operating coal-fired plants can purchase credits that allow them to exceed the sulfur dioxide emission compliance requirements. Eventually, however, owners of these plants will have to retrofit their operations or switch to burning Phase II compliance coal.

   We believe that the Clean Air Act Amendments will increase the demand for the varieties of coal that our lessees produce and sell. Demand for low sulfur coal has grown substantially in recent years and may continue to increase as many coal-fired power plants increase the amount of lower sulfur coal they burn in order to comply with the more stringent Phase II emission requirements. However, we believe demand for medium and high sulfur coal will also remain strong in certain markets as many coal-fired power plants continue to burn medium and high sulfur coal, either exclusively or mixed with lower sulfur coal, for the following principal reasons:

  . the geographic proximity of some coal-fired power plants to medium and high sulfur coal reserves makes the associated transportation costs lower than the costs associated with shipping lower sulfur coal over greater distances; and

  . the current use and additional installation of scrubbing equipment by some power plant operators to reduce emissions, which will allow them to burn medium and high sulfur coal in compliance with the Clean Air Act.

   The EIA projects that 11 gigawatts of coal-fired power generation capacity, the equivalent of 37 300-megawatt power plants, will be retrofitted with scrubbers to meet the requirements of Phase II of the Clean Air Act Amendments. Additionally, the EIA estimates that slow growth in other power generation capacity, the huge investment in existing coal-fired power plants and increasing utilization of coal-fired power plants will keep coal in its dominant position as the key source of fuel for electric power generation through 2020.

   The amount of nitrogen oxide a power plant produces depends on the composition and energy content of the fuel burned and the nature of the combustion equipment employed. As a result of Clean Air Act programs designed to achieve air quality standards for ozone, the Environmental Protection Agency and state environmental agencies require substantial reductions in nitrogen oxide emissions from existing coal-fired power plants over the next several years. These requirements are likely to make it more expensive for these power plants to continue to burn coal.

Production

   Production of coal in the U.S. increased from less than 655 million tons in 1975 to nearly 1.1 billion tons in 2000. U.S. coal producers have significantly improved the efficiency of their operations over the last decade. Production in the U.S. increased 4.5% from 1990 to 2000 according to the EIA, while the number of operating mines declined approximately 60%. This decline reflects the shift from smaller, high cost operations to larger, technologically advanced, lower cost operations. According to the EIA, improvements in labor productivity have been, and are expected to remain, the key to lower coal mining costs. The EIA estimates that with expected improvements in labor productivity through 2020, the number of miners will decline 1.2% per year over this period.

   The coal industry has also experienced significant industry consolidation which, according to the EIA and industry experts, is a trend that is expected to continue. In most cases, coal operations were sold by oil, steel and utility companies that viewed these businesses as non-core assets. According to the National Mining Association, the ten largest producers in 2000 accounted for approximately 66% of total domestic coal production.

   The following table shows principal U.S. coal production statistics for the period from 1994 to 2000.

                      U.S. Coal Production Statistics (1)

          Category             1994   1995   1996   1997   1998   1999   2000
          --------            ------ ------ ------ ------ ------ ------ ------
Total Production (tons in
 millions)...................  1,034  1,033  1,064  1,090  1,118  1,100  1,076
Percentage of Production by
 Mine Type:
Underground..................    39%    38%    39%    39%    37%    36%    35%
Surface......................    61%    62%    61%    61%    63%    64%    65%
Number of Mines:
Underground..................  1,143    977    885    874    827    749    600
Surface......................  1,211  1,127  1,018    954    899    842    750
                              ------ ------ ------ ------ ------ ------ ------
Total........................  2,354  2,104  1,903  1,828  1,726  1,591  1,350
                              ====== ====== ====== ====== ====== ====== ======
Average Number of Mine Em-
 ployees:
Underground.................. 61,562 57,879 53,796 52,487 49,391 46,571 41,000
Surface...................... 35,938 32,373 29,666 29,029 31,866 32,152 29,000
                              ------ ------ ------ ------ ------ ------ ------
Total........................ 97,500 90,252 83,462 81,516 81,257 78,723 70,000
                              ====== ====== ====== ====== ====== ====== ======

--------
(1) 1999 and 2000 figures are preliminary estimates.
Source: EIA, Mine Safety & Health Administration and National Mining
       Association.

Imports and Exports

   Coal imports into the U.S. represent a small percentage of the total U.S. market for coal. According to the EIA, in 2000, total consumption of coal in the U.S. was approximately 1.1 billion tons while imports of coal were approximately 12.5 million tons, or less than 1.2%. The largest exporter of coal to the U.S. was Colombia, exporting approximately 7.6 million tons in 2000. Imported coal typically competes only in coastal markets in the eastern U.S.

   The EIA estimates that the U.S. exported approximately 58.5 million tons of coal in 2000, or approximately 5.4% of 2000 total domestic production. Metallurgical coal historically has been the principal type of coal exported from the U.S. exports of metallurgical coal increased slightly in 2000 compared to 1999 and are projected to remain stable through 2020 according to the EIA. However, U.S. coal exports have generally trended downward since 1981 as the metallurgical coal market has softened due to competition from lower cost foreign producers. The remainder of the coal exported from the U.S. was used for the generation of electricity, cement making and other industrial processes. Approximately 42.7% of U.S. coal exports in 2000 went to Europe, while the individual nations buying the most U.S. coal in 2000 were Canada, Brazil, Japan, Italy, the United Kingdom and France according to the EIA.

Coal Characteristics

   Types of Coal. There are four types of coal: lignite, subbituminous, bituminous and anthracite. Each has characteristics that make it more or less suitable for different end uses. In general, coal of all geological composition is characterized by end use as either "steam coal" or "metallurgical coal." Steam coal is used by electricity generators and by industrial facilities to produce steam, electricity or both. Metallurgical coal is super-heated in the absence of oxygen to form a hard, dry, caking coal called coke. Steel production uses coke as a fuel and reducing agent to smelt iron ore in a blast furnace. Heat content and sulfur content are the most important coal characteristics and determine the best end use of particular types of coal.

  . Lignite. Lignite is a type of coal with a heat content that generally ranges from 4,500 to 8,500 Btu per pound. Major lignite operations are located in Louisiana, Montana, North Dakota and Texas. Lignite is used almost exclusively in power plants located adjacent to or near these mines because any transportation costs, coupled with mining costs, would otherwise render its use uneconomical.

  . Subbituminous coal. Subbituminious coal has a heat content that ranges from 8,500 to 12,000 Btu per pound. Most subbituminous coal reserves are located in Alaska, Colorado, Montana, New Mexico, Washington and Wyoming. Subbituminous coal is used almost exclusively by electric power generators and some industrial consumers.

  . Bituminous coal. Bituminous coal is a "soft" coal with a heat content that ranges from 10,500 to 15,000 Btu per pound. This coal is located primarily in Appalachia, Arizona, the Midwest, New Mexico, Colorado and Utah, and is the type most commonly used for electric power generation in the United States. Bituminous coal is also used for industrial steam purposes and is used in steel production. Our reserves are bituminous coal.

  . Anthracite. Anthracite is a "hard" coal with a heat content that ranges from 11,000 to 14,000 Btu per pound. A limited amount of anthracite deposits are located primarily in the Appalachian region of Pennsylvania. Anthracite is used primarily for industrial and home heating purposes.

   Heat Content. The heat content of coal is commonly measured in Btu. One Btu is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit. Coal found in the Eastern and Midwestern regions of the U.S. tends to have a heat content ranging from 10,000 to 14,000 Btu per pound. Most coal found in the Western U.S. ranges from 8,000 to 10,000 Btu per pound.

   Sulfur Content. Sulfur content can vary from seam to seam and sometimes within each seam. Subbituminous coal typically has a lower sulfur content than bituminous coal, but some bituminous coal in Colorado, eastern Kentucky, southern West Virginia and Utah also has a low sulfur content. Coal combustion produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Low sulfur coal has a variety of definitions, but we use it in this prospectus to refer to coal with a sulfur content of 1.0% or less by weight. Compliance coal refers to coal that, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. The strict emissions standards of the Clean Air Act have increased demand for low sulfur coal. We expect continued high demand for low sulfur coal as electric power generators meet the current Phase II requirements of the Clean Air Act Amendments. According to the EPA, emissions of sulfur dioxide have decreased 28% from 1980-1999 levels, while U.S. coal consumption has increased 49% during the same period.

   Other. Ash is the inorganic noncombustible substance in coal which has no heating value and is the portion of the coal remaining after complete combustion. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because power plants must handle and dispose of ash following combustion. Electric utilities typically require coal with an ash content ranging from 4% to 17%, depending on individual power plant specifications. While the ash content of raw coal typically exceeds these specifications, the ash content can be reduced by processing the coal at a coal preparation plant. Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport. Moisture can be removed through thermal drying or mechanical processes.

Coal Preparation

   Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or processed in a coal preparation plant. Most raw coal is processed in preparation plants to meet customer specifications. Preparation plants size coal, wash it in a water solution, remove waste materials and separate it into grades. Processing improves the quality and heat content of the coal, and therefore its value, by reducing sulfur, ash and moisture content. Processing does result, however, in additional expense and the loss of some coal. In order to meet specific customer requirements, coals of various quality can also be mixed or blended at a preparation plant or loading facility. Coal blending can increase profit margins by reducing the cost of meeting quality specifications for individual customer contracts.

Coal Mining Techniques

   Coal mining operations commonly use six common techniques to extract coal from the ground. The most appropriate technique is determined by coal seam characteristics such as location and recoverable reserves. Data from core samples is used initially to define the size, depth and quality of the coal reserve area before committing to a specific mining technique. Because coal mining techniques rely heavily on technology, technological improvements have generally resulted in increased productivity. The six most common mining techniques are continuous mining, longwall mining, truck-and-shovel/loader mining, dragline mining, highwall mining and auger mining.

   Continuous Mining. Continuous mining is an underground mining method in which main airways and transportation entries are developed and remote-controlled continuous miners extract coal from "rooms," leaving "pillars" to support the roof. Shuttle cars transport coal to a conveyor belt for transportation to the surface. Seam recovery for this method is typically up to 60% and productivity for continuous mining averages 25 to 50 tons per miner shift.

   Longwall Mining. Longwall mining is an underground mining method that uses hydraulic jacks or shields, varying from four feet to twelve feet in height, to support the roof of the mine while a mobile cutting shearer advances through the coal. Chain belts then move the coal to a standard deep mine conveyor system for delivery to the surface. Continuous mining is used to develop access to long rectangular panels of coal that are mined with longwall equipment, allowing controlled subsidence behind the advancing machinery. Longwall mining is highly productive, but it is effective only for large blocks of medium to thick coal seams. High capital costs associated with longwall mining demand large, contiguous reserves. Seam recovery using longwall mining is typically 70%, and productivity averages 48 to 80 tons per miner shift.

   Truck-and-Shovel/Loader Mining. Truck-and-shovel/loader mining is a surface mining method that uses large shovels or loaders to remove overburden, which is used to backfill pits after coal removal. Shovels or loaders load coal into haul trucks for transportation to the preparation plant or unit train loadout facility. Seam recovery using the truck-and-shovel/loader mining method is typically 90%. Productivity depends on equipment, geological composition and the ratio of overburden to coal. Productivity varies between 250 to 400 tons per miner shift in the Powder River Basin to 30 to 80 tons per miner shift in eastern U.S. regions.

   Dragline Mining. Dragline mining is a surface mining method that uses large capacity draglines to remove overburden to expose the coal seams. Shovels load coal in haul trucks for transportation to the preparation plant and then to the unit train loadout facility. Truck capacity can range from 80 to 400 tons per load. Seam recovery using the dragline method is typically 90% or more and productivity levels are similar to those for truck-and-shovel/loader mining.

   Highwall Mining. Highwall mining is a surface mining method generally utilized in conjunction with truck-and-shovel/loader surface mining. At the highwall exposed by the truck-and-shovel/loader operation a modified continuous miner with an attached conveying system cuts horizontal passages from the surface into a seam. These passages can penetrate to a depth of up to 1,000 feet. This method typically recovers 30% to 40% of the reserves penetrated.

   Auger Mining. Auger mining is a surface mining method generally utilized in conjunction with truck-and-shovel/loader operations. At the highwall exposed by a truck-and-shovel/loader operation, a spiral steel "auger bit" is used to bore a horizontal hole into the coal seam up to a depth of 250 feet. The auger also conveys the coal to the surface. Seam recovery using auger mining is typically 30%.

   Coal mining technology is continually evolving and has led to improvements in, among other things, underground mining systems and earth-moving equipment for surface mines. For example, longwall mining technology has increased the average recovery of coal from large blocks of underground coal from 50% to 70%. At larger surface mines, haul trucks have capacities of 240 to 360 tons, which is nearly double the maximum capacity of the largest haul trucks used a decade ago. This increase in capacity, along with larger shovels and draglines, has increased overall mine productivity. According to the EIA, overall coal mine productivity, measured in tons produced per miner shift, increased 101% from 1986 to 1997.

Coal Regions

   Coal is mined from coal fields throughout the United States, with the major production centers located in Appalachia, the Illinois Basin and in the Western regions of the country. Our properties are located exclusively in the Central Appalachian region.

 Appalachia Region

  . Northern Appalachia. Northern Appalachia includes Maryland, Ohio,
    Pennsylvania and northern West Virginia. Coal from this region generally has a high heat content of between 12,000 and 13,000 Btu per pound. Its typical sulfur content ranges from 1.5% to 2.5%, which generally does not meet the Phase II requirements.

  . Central Appalachia. All of our coal properties are located in Central
    Appalachia, which includes eastern Kentucky, Virginia and southern West Virginia. Coal from this region generally has a low sulfur content of 0.7% to 1.5% and a high heat content of between 12,000 and 13,500 Btu per pound.

  . Southern Appalachia. Southern Appalachia includes Alabama and Tennessee.
    Coal from this region also typically has a low sulfur content of 0.7% to 1.5% and a high heat content of between 12,000 and 13,000 Btu per pound.

 Illinois Basin

  . The Illinois Basin includes Illinois, Indiana and western Kentucky. There has been significant consolidation among coal producers in the Illinois Basin over the past several years. Coal from this region varies in heat content from 10,000 to 12,500 Btu per pound and has a high sulfur content of 2.5% to 3.5%. Generally, Illinois Basin coal does not satisfy the Phase II standards.

 Western Region

  . Rocky Mountains. The Rocky Mountain region consists primarily of Colorado and Utah. The coal from this region typically has a low sulfur content of 0.4% to 0.6% and varies in heat content from 10,500 to 12,800 Btu per pound. Most of this coal complies with Phase II standards.

  . Powder River Basin. The Powder River Basin consists mainly of southeastern Montana and northeastern Wyoming. This coal has a very low sulfur content of 0.25% to 0.65%, a low heat content of between 8,000 and 9,200 Btu per pound and is very high in moisture content, typically 20% to 35%. Most of this coal complies with the Phase II standards, but many utilities cannot burn it without reducing the capacity of their plants, unless it is blended with higher Btu coal.

   The following table presents U.S. coal production data by region for the eight-year period 1993 through 2000.

                           Domestic Coal Production

                         1994    1995    1996    1997    1998    1999   2000(1)
                        ------- ------- ------- ------- ------- ------- -------
                                          (tons in millions)
Appalachia.............   445.4   434.9   451.9   467.8   460.4   425.6   420.9
Illinois Basin.........   179.9   168.5   172.8   170.9   168.4   162.5   144.7
Western................   408.3   429.6   439.1   451.3   488.8   512.3   509.9
                        ------- ------- ------- ------- ------- ------- -------
  Total................ 1,033.5 1,033.0 1,063.9 1,089.9 1,117.5 1,100.4 1,075.5
                        ======= ======= ======= ======= ======= ======= =======

--------
(1) Year 2000 figures are estimates.
Source: EIA's Short-Term Energy Outlook, August 2001.

Coal Prices

   Coal prices are influenced by a number of factors and vary dramatically by region. The two principal components of the delivered price of coal are the price of coal at the mine, which is influenced by mine operating costs and coal quality, and the cost of transporting coal from the mine to the point of use. Electricity generators purchase coal on the basis of its delivered cost per million Btu.

   According to Energy Ventures Analysis, Inc., the price in July 2001 for representative 12,500 Btu Central Appalachian coal was approximately $35-$40 per ton. We expect prices to remain above their historical levels due to several factors, including the high cost of competing fuels such as natural gas, higher electricity demand and the availability of excess coal-based electricity generation capacity.

   The following table shows spot coal prices for representative 12,500 Btu Central Appalachian coal ((less than or =)1.5 pounds of sulfur dioxide per Btu) from January 11, 1999 until September 24, 2001:


                             Central Appalachian Coal Prices

                                       [CHART]
                                Date            Price
                         ----------------     ---------
                              1/11/99             25.1
                              1/25/99            24.85
                               2/8/99            24.85
                              2/22/99             23.3
                               3/8/99             23.3
                              3/22/99             23.3
                               4/5/99             23.3
                              4/19/99             23.3
                               5/3/99             23.3
                              5/17/99             23.3
                              5/31/99             23.3
                              6/14/99             23.2
                              6/21/99             23.1
                              6/28/99             23.1
                              7/19/99             23.1
                               8/2/99             23.1
                              8/16/99             23.1
                              8/30/99             23.1
                              9/13/99             23.1
                              9/27/99             23.1
                             10/11/99             23.1
                             10/25/99             23.1
                              11/8/99             23.3
                             11/22/99             23.3
                              12/6/99            23.05
                             12/20/99            23.05
                              1/10/00            23.05
                              1/24/00            23.05
                               2/7/00            23.05
                              2/21/00            22.55
                               3/6/00            22.55
                              3/20/00            22.55
                               4/3/00            22.55
                              4/17/00            22.55
                               5/1/00            22.55
                              5/15/00            22.45
                              5/29/00            22.45
                              6/12/00            22.45
                              6/26/00            22.55
                              7/17/00            22.75
                              7/31/00            22.75
                              8/14/00            23.75
                              8/28/00            23.75
                              9/11/00            24.75
                              9/25/00             25.6
                              10/9/00               26
                             10/23/00             27.1
                             11/20/00             27.1
                              12/4/00             27.1
                             12/18/00             27.5
                               1/8/01             29.5
                              1/22/01            32.75
                               2/5/01            38.75
                              2/19/01            38.75
                               3/5/01            39.25
                              3/19/01            39.25
                               4/2/01             40.5
                              4/16/01             40.5
                              4/30/01               45
                              5/14/01             51.5
                              5/28/01             49.5
                              6/11/01             49.5
                              6/25/01             49.5
                              7/16/01             47.5
                              7/30/01               47
                              8/13/01               45
                              8/27/01            46.25
                              9/10/01             45.5
                              9/24/01             45.5

Source: Resource Data International, October 2001

   The following table from Resource Data International summarizes average yearly open market steam coal prices for electric power generation for selected regions:

                                                    Maximum %
                                                     Sulfur
                                                    Value(s)
                                  Pounds of Sulfur at Limiting   Average Price per Ton of Coal
                         Btu Per    Dioxide Per        Btu     ----------------------------------
                         Pound(1)  Million Btu(1)  Content(2)   1996   1997   1998   1999   2000
                         -------- ---------------- ----------- ------ ------ ------ ------ ------
Appalachia Region:
Central Appalachia.....(3)12,500  (4)    1.2          0.75     $26.35 $25.01 $26.93 $25.00 $26.03
                       (3)12,500     1.21 - 1.7    0.76 - 1.06  25.46  24.89  25.84  23.82  24.69
                       (3)12,500     1.71 - 2.5    1.07 - 1.56  24.62  23.92  24.63  22.27  23.70
                       (4)12,500  (4)    1.2          0.75      22.31  23.22  24.77  23.56  23.81
                       (4)12,500     1.21 - 1.7    0.76 - 1.06  21.77  22.85  23.31  22.45  22.12
                       (4)12,500     1.71 - 2.5    1.07 - 1.56  21.20  21.24  22.99  21.00  21.61
Southern Appalachia....(3)12,000     1.21 - 2.5    0.73 - 1.50  35.93  26.68  26.86  25.03    N/A
                       (4)12,000  (4)    1.2          0.72      27.36  27.81  23.53  26.27  23.84
                       (4)12,000     1.21 - 2.5    0.73 - 1.50  25.06  23.72  22.08    N/A    N/A
Northeastern
 Appalachia............(3)12,750     1.21 - 2.5    0.77 - 1.59  25.98  25.83  24.52  23.46    N/A
                       (3)12,750  (3)    2.5    (3)    1.59     22.91  24.12  23.20  20.69  23.53
                       (4)12,750  (3)    2.5    (3)    1.59     22.14  22.07  21.64  19.50  20.20
Illinois Basin         (3)11,000     1.21 - 2.5    0.67 - 1.38 $23.34 $22.73 $22.48    N/A    N/A
                       (3)11,000  (3)    2.5    (3)    1.38     19.55  19.69  20.47 $18.85 $19.19
                       (4)11,000  (3)    2.5    (3)    1.38     17.50  18.89  18.26  17.67  15.07
Western Region:
Southern Powder River
 Basin.................(3) 8,600  (4)    1.2          0.52     $ 4.27 $ 4.04 $ 4.40 $ 4.83 $ 4.65
                       (4) 8,600  (4)    1.2          0.52       3.23   3.25   3.30   3.70   3.65
Northern Powder River
 Basin.................(3) 8,800  (4)    1.2          0.53       6.24   6.14   6.73   6.00   6.40
                       (4) 8,800     1.2 - 2.5     0.53 - 1.10   4.33   4.32   5.41   5.50    N/A
Rockies--Colorado......(5)11,500  (4)    1.2          0.69      13.44  14.48  15.88  14.00  15.37
                       (6)11,500  (4)    1.2          0.69      11.35  11.92  12.51  13.00  14.53
Rockies--Utah..........(5)11,500  (4)    1.2          0.69      15.40  16.45  16.65  16.25  16.72
                       (6)11,500  (4)    1.2          0.69      14.47  15.36  15.96  15.68  14.89

--------
Source: RDI: Outlook for Coal and Competing Fuels, Winter 1998 - 1999; Outlook for Coal and Competing Fuels, Winter 1999 - 2000; and Outlook for Coal 2000.
(1) Average Btu per pound and pounds of sulfur dioxide per million Btu for spot coals in each quality category over the 1996 - 2000 period.
(2)We have calculated these amounts. The percent sulfur values are the maximum sulfur values for the specified limiting Btu value. Where the limiting Btu value is expressed as "greater than," the percent sulfur value may increase only if the Btu value increases or if the sulfur dioxide value is not limited. Where the Btu value is expressed as "less than," the percent sulfur value is the absolute maximum unless the sulfur dioxide value is not limited.
(3) Greater Than Symbol
(4) Less Than or Equal To Symbol
(5) Greater Than or Equal To Symbol
(6) Less Than Symbol
   Price at the Mine. The price of coal at the mine is influenced by geological characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally cheaper to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Typically, coal mining operations will begin at the part of the coal seam that is easiest and most economical to mine. In the coal industry, this surface mining characteristic is referred to as "low ratio." As the seam is mined, it becomes more difficult and expensive to mine because the seam either becomes thinner or extends more deeply into the earth, requiring removal of more overburden. Underground mining is generally more expensive than surface mining as a result of high capital costs including costs for modern mining equipment and construction of extensive ventilation systems and higher labor costs, including costs for labor benefits and health care.

   In addition to the cost of mine operations, the price of coal at the mine is also a function of quality characteristics such as heat value and sulfur, ash and moisture content. Metallurgical coal has higher carbon and lower ash content and is usually priced $4 to $10 per ton higher than steam coal produced in the same regions.

   Transportation Costs. Coal used for domestic consumption is generally sold free on board at a loading point, and the purchaser normally pays the transportation costs. Export coal is usually sold at an export terminal, and the seller is responsible for shipment to the export coal loading facility while the purchaser pays the ocean freight.

   Most electric power generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. Transportation cost can be a large component of the purchaser's cost. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer may choose a supplier largely based on the cost of transportation. Trucks and overland conveyors haul coal over shorter distances, while lake carriers and ocean vessels move coal to export markets. Some domestic coal is shipped over the Great Lakes. Railroads move more coal than any other product, and in 1999, coal accounted for 22% of total U.S. rail freight revenue and more than 44% of total freight tonnage. Railroads typically handle approximately 60% of U.S. coal production, with CSX and Norfolk Southern the dominant carriers in the eastern United States and Burlington Northern Santa Fe and Union Pacific the dominant carriers in the western United States.

Deregulation of the Electricity Generation Industry

   In October 1992, Congress enacted the Energy Policy Act of 1992. To stimulate competition in the electricity market, that legislation gave wholesale suppliers access to the transmission lines of U.S. electric utilities. In April 1996, the Federal Energy Regulatory Commission issued the first of a series of orders establishing rules providing for open access to electricity transmission systems. The federal government is currently exploring a number of options concerning electric utility deregulation. Individual states are also proceeding with their own deregulation initiatives.

   The pace of deregulation differs significantly from state to state. To date, half of the states and Washington, D.C. have enacted programs leading to the deregulation of the electricity market and the majority of the other states are considering similar programs. Due to the uncertainty around the timing and implementation of deregulation, it is difficult to predict the impact on individual electric power generators. This uncertainty has increased due to the energy crisis in California, where market inefficiencies and supply and demand imbalances have created electricity supply shortages. The crisis has slowed deregulation activity in other states and at the federal level.

   If ultimately implemented, full-scale deregulation of the electric power industry is expected to enable both industrial and residential customers to shop for the lowest cost supply of electric power and the best service available. This fundamental change in the electric power industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their pricing and cost structures and to be more flexible in reacting to changes in the market. Because of coal's cost advantage and because some coal-fired power plants are underutilized in the current regulated electricity market, we believe that the demand for coal will increase as electricity markets are deregulated. However, a possible consequence of deregulation is downward pressure on fuel prices, including coal. See "Risk Factors--Regulatory and Legal Risks--Deregulation of the electric utility industry could lead to reduced coal prices."

                                    BUSINESS

   We are principally engaged in the business of managing coal properties in the Central Appalachian region of the United States. We enter into long-term leases with experienced, third-party mine operators for the right to mine our coal reserves in exchange for royalty payments. We do not operate any mines. In managing our properties, we actively work with our lessees to develop efficient methods to exploit our reserves and to maximize production from our properties. Additionally, we provide fee-based coal preparation and transportation facilities to some of our lessees to enhance their production levels and generate additional coal services revenues. In addition to our coal business, we also generate revenues from the sale of timber growing on our properties.

Business Strategy

   Our principal business strategies are to:

  . Increase production from our properties. We provide technical support and fee-based coal preparation and transportation facilities to our lessees to maximize production levels and ultimate reserve recovery on our properties. Our technical staff has considerable operational expertise and regularly reviews mining plans and consults with our lessees to develop efficient methods of exploiting our reserves. In addition, we initiate and fund exploration and infrastructure projects to enhance production and maximize reserve recovery. In April 1999, we completed a unit train loadout facility in Virginia that enables our lessees to reduce delivery costs to their customers. We believe this loadout facility was a major factor in the significant increase in our Virginia lessees' production since the facility was completed. In addition, we constructed a modular coal preparation plant in April 2000 which we lease to a lessee to facilitate increased production at its operation. We are in the process of constructing two additional modular coal preparation plants to be put into service by the end of 2001.

  . Expand our reserves. We actively pursue opportunities to expand our reserves through acquisition of additional coal reserves and exploration of existing properties. In June 2001, we completed a $33.1 million acquisition of over 53 million tons of high energy content, predominantly low sulfur coal reserves in West Virginia. When reviewing acquisition opportunities, we seek high energy content, low sulfur reserves with access to infrastructure and cost-effective transportation. We expect to continue to focus on acquisitions in Central Appalachia but will consider the acquisition of reserves outside Central Appalachia if the market and the quality of the reserves satisfy our acquisition criteria.

  . Diversify our lessee base and revenues. We currently lease our coal reserves under 41 leases to 21 different operators, comprised of five principal operators and 16 other operators, who are mining coal at 34 underground mines and 15 surface mines. In addition to coal royalty revenue, we also generate coal services revenues from fees we charge our lessees who use our unit train loadout facility, coal preparation plant and dock loading facility. We intend to further diversify our lessee base and revenue sources to enhance the stability of our cash flow.

Competitive Strengths

   We have numerous competitive strengths that we believe will allow us to successfully execute our business strategies:

  . Our royalty structure generates stable and predictable cash flows and limits our exposure to low commodity prices. Our leases provide for royalty rates generally equal to the higher of a fixed minimum rate or a percentage of the gross sales price received by our lessees for the coal they produce from our reserves. This structure causes our earnings and cash flow to be stable and predictable in periods of low commodity prices, while enabling us to benefit during periods of high commodity prices. Also, since we do not operate any mines, we do not directly bear any operational risks or production costs.

  . We lease to experienced lessees that have long-term relationships with major customers. We lease our reserves principally to lessees that have substantial experience as coal mine operators, established reputations in the industry and strong relationships with major electric utilities, independent power producers and other commercial and industrial customers. Our lessees' major customers include AEP, Dayton Power & Light, Enron, Peabody, Southern Company, TVA and Virginia Electric Power. Many of our lessees' customers have purchased coal regularly from our lessees for more than ten years. Our lessees have advised us that they sold approximately 80% of the coal they mined from our reserves in 2000 under supply contracts with terms of one year or more.

  . We are well-positioned to pursue reserve acquisitions. We have a proven track record of successfully completing acquisitions to increase our reserves, lessee production levels and coal royalty revenues. Since the beginning of 1996, we have completed six reserve acquisitions adding over 229 million tons of proven and probable reserves. Over the same period, production has increased at a compound annual growth rate of 38.6% and coal royalty revenues have increased at a corresponding compound annual growth rate of 36.5%. Over this period, approximately 33.5% of our production growth was attributable to our acquisitions and approximately 66.5% was the result of internal growth. We cannot assure you that we will continue to maintain these growth rates in the future. In connection with this offering, we are entering into a credit agreement that, combined with our ability to issue additional units, will give us significant financial flexibility to pursue reserve acquisitions. Additionally, we believe that our affiliation with Penn Virginia Corporation will provide us with a competitive advantage in pursuing acquisition opportunities, particularly opportunities involving the acquisition of multiple natural resource assets.

  . Our reserves are predominantly low sulfur coal. With Phase II of the Clean Air Act Amendments in effect, compliance and low sulfur coal have captured a growing share of U.S. coal demand, commanding higher prices than higher sulfur coal in the market place. At December 31, 2000, approximately 44% of our reserves were compliance coal and approximately 67% of our reserves were low sulfur coal, including compliance coal. We believe that approximately 31% of the 53 million tons of coal reserves we acquired in June 2001 are compliance coal and approximately 51% of these reserves are low sulfur coal, including compliance coal. We believe we are well-positioned to capitalize on the continuing growth in demand for low sulfur coal to produce electricity.

  . Our reserves are strategically located. Our reserves are located on or near the major coal hauling railroads and inland waterways that serve Central Appalachia. Coal production from our Virginia properties is primarily shipped to utilities in the Southeast on the Norfolk Southern railroad and benefits from some of the lowest transportation rates available to Central Appalachian coal. In addition, some of the coal production from our West Virginia properties constitutes the closest production to the inland waterway markets along the Kanawha River. We believe that the geographic location of our reserves gives our lessees a transportation cost advantage which improves their competitive position and our corresponding coal royalty revenues.

  . We have a strong management team with a successful record of managing, acquiring and leasing coal properties. We have a highly capable and experienced management team that is familiar with the areas in which our lessees mine coal, the mining environment and trends in the industry. Our team has an active land management style and reviews numerous acquisition opportunities on an ongoing basis.

Our Relationship with Penn Virginia Corporation

   One of our attributes is our relationship with Penn Virginia Corporation, a publicly held energy company based in Radnor, Pennsylvania. Penn Virginia Corporation has been engaged in the coal royalty business since 1882 and is also engaged in the exploration, development and production of oil and natural gas. Penn Virginia Corporation has a significant interest in our partnership through its indirect ownership of a 56% limited partner interest and the 2% general partner interest in our partnership.

   Penn Virginia Corporation has a history of successfully completing energy acquisitions. We expect to pursue acquisitions independently and to have the opportunity to participate jointly with Penn Virginia Corporation in reviewing potential acquisitions. These may include acquisitions of properties containing multiple natural resources, such as oil, natural gas, coal and timber. We will be entitled to retain all coal reserves and timber resources acquired in any such joint acquisition and expect to allocate the remaining purchased assets between us and Penn Virginia Corporation as appropriate after considering each entity's characteristics and strategies. We expect that our ability to participate in potential acquisitions with, and our access to the experienced management team and industry contacts of, Penn Virginia Corporation will benefit us. However, potential conflicts of interest could arise between us and Penn Virginia Corporation. Please read "Conflicts of Interest and Fiduciary Responsibilities."

   The partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Under an omnibus agreement we will enter into with Penn Virginia Corporation and the general partner concurrently with the closing of the offering of the common units, Penn Virginia Corporation will agree, and cause its controlled affiliates to agree, not to engage in the businesses of: (1) owning, mining, processing, marketing or transporting coal,
(2) owning, acquiring or leasing coal reserves or (3) growing, harvesting or selling timber unless it first offers us the opportunity to acquire such businesses or assets and the board of directors of the general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue such opportunity or acquisition. This restriction will not apply to the assets and businesses retained by Penn Virginia Corporation at the closing of the offering of common units. Under the omnibus agreement, Penn Virginia Corporation will be able to purchase any business which includes the purchase of coal reserves, timber and/or infrastructure relating to the production or transportation of coal if the majority value of such business is not derived from owning, mining, processing, marketing or transporting coal or growing, harvesting or selling timber. If Penn Virginia Corporation makes any such acquisition, it must offer us the opportunity to purchase the coal reserves, timber and/or related infrastructure following the acquisition. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

Coal Reserves and Production

   As of December 31, 2000, we had 454 million tons of proven and probable coal reserves located on approximately 189,000 acres in Virginia, West Virginia and eastern Kentucky. In addition, in June 2001 we acquired approximately 53 million tons of additional proven and probable coal reserves located on approximately 28,000 acres in West Virginia. Our reserves are located on four separate properties:

  . the Wise property, located in Wise and Lee Counties, Virginia and Letcher and Harlan Counties, Kentucky;

  . the Coal River property, located in Boone, Fayette, Kanawha, Lincoln and
    Raleigh Counties, West Virginia;

  . the Spruce Laurel property, located in Boone and Logan Counties, West
    Virginia; and

  . the Buchanan property, located in Buchanan County, Virginia.

   Reserves are coal tons that can be economically extracted or produced at the time of determination considering legal, economic and technical limitations. All of the estimates of our reserves that are presented in this prospectus are of proven and probable reserves. Proven and probable reserves are defined in the glossary and classified as follows:

     Proven Reserves--Proven reserves are reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely, and the geologic character is so well defined, that the size, shape, depth and mineral content of reserves are well-established.

     Probable Reserves--Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

   In areas where geologic conditions indicate potential inconsistencies related to coal reserves, we perform additional drilling to ensure the continuity and mineability of the coal reserves. Consequently, sampling in those areas involves drill holes that are spaced closer together than those distances cited above.

   Our lessees mine coal using both underground and surface methods. Our lessees currently operate 15 surface mines and 34 underground mines. Approximately 63% of the coal produced from our properties in 2000 came from underground mines and 37% came from surface mines. Currently, our lessees use the continuous mining method in all of the underground mines located on our properties. However, longwall mining has been used extensively in the underground mines located on our properties in the past, and one of our lessees is currently preparing for a longwall installation on the Coal River property. In several of the underground mines, our lessees use two continuous miners, also known as a super section, to improve productivity and reduce unit costs. In addition, our lessees use auger and highwall miners in conjunction with surface mining to enhance production, improve reserve recovery and reduce unit costs.

   Our lessees' customers burn coal produced from our properties in power plants located in Virginia, Michigan, Ohio, Georgia, North Carolina, Pennsylvania, South Carolina, Tennessee, Florida and West Virginia. Coal produced from our properties is transported by rail, barge and truck, or a combination of these means of transportation. Coal from the Buchanan property and the Virginia portion of the Wise property is primarily shipped to electric utilities in the Southeast by the Norfolk Southern railroad. Coal from the Kentucky portion of the Wise property is primarily shipped to electric utilities in the Southeast by the CSX railroad. Coal from the Coal River and Spruce Laurel properties is shipped to steam and metallurgical customers by the CSX railroad, by barge along Kanawha River, by truck or by a combination thereof. All of our properties contain and have access to numerous roads, highways or interstates.

   The following map shows the location of our four properties:


                                     [MAP]



   The following table sets forth actual coal royalty revenues we have received and the amount of minimum rentals we would have received if our lessees had not produced any coal with respect to each of our properties. Revenues in the table set forth below reflect revenues actually recognized during the periods presented. Minimum rentals reflect amounts we would have been entitled to receive had no coal been mined during the periods presented. Any amounts received from minimum rentals are recorded as deferred income, and not as revenues, at the time of receipt until the payment has been recouped by the lessee or the lessee fails to meet its minimum production for certain pre-determined time periods.

                                      Year Ended December 31,
                         -------------------------------------------------- Six Months Ended
                               1998             1999             2000        June 30, 2001
                         ---------------- ---------------- ---------------- ----------------
                         Royalty  Minimum Royalty  Minimum Royalty  Minimum Royalty  Minimum
Property                 Revenues Rentals Revenues Rentals Revenues Rentals Revenues Rentals
--------                 -------- ------- -------- ------- -------- ------- -------- -------
                                                   (in thousands)
Wise.................... $ 8,346  $3,076  $12,945  $3,555  $15,197  $3,758  $ 9,797  $2,252
Coal River..............     --       30      765     895    3,972   2,499    3,234   1,523
Spruce Laurel...........   1,478     538    2,859     600    3,767     600    1,650     310
Buchanan................     950     180    1,267     540    1,372     540      580     270
                         -------  ------  -------  ------  -------  ------  -------  ------
  Total................. $10,774  $3,824  $17,836  $5,590  $24,308  $7,397  $15,261  $4,355
                         =======  ======  =======  ======  =======  ======  =======  ======

   The following table sets forth production data and reserve information with respect to each of our four properties:

                                Production
                     --------------------------------
                                                         Proven and Probable
                         Year Ended                   Reserves at December 31,
                        December 31,     Six Months             2000
                     ------------------     Ended     -------------------------
Property             1998  1999   2000  June 30, 2001 Underground Surface Total
--------             ----- ----- ------ ------------- ----------- ------- -----
                                         (tons in millions)
Wise................ 4.010 6.003  7.391     4.538        198.7      36.1  234.8
Coal River.......... 0.000 0.395  2.289     1.830         99.7      62.0  161.7
Spruce Laurel....... 0.760 1.484  2.086     0.862         43.0      11.9   54.9
Buchanan............ 0.508 0.721  0.770     0.321          2.5       --     2.5
                     ----- ----- ------     -----        -----     -----  -----
  Total............. 5.278 8.603 12.536     7.551        343.9     110.0  453.9
                     ===== ===== ======     =====        =====     =====  =====

   Of the 454 million tons of proven and probable coal reserves to which we had rights as of December 31, 2000, we owned the mineral rights and the related surface rights to 394 million tons, or 86.7%, and we owned the mineral rights only to 17 million tons, or 3.7%. We lease the mineral rights to the remaining 44 million tons, or 9.6%, from unaffiliated third parties and, in turn, sublease these reserves to our lesses. We own all of the mineral rights and approximately 55% of the surface rights to the 53 million tons of proven and probable coal reserves we acquired in June 2001, with the exception of some mineral rights which we lease from an unaffiliated third party. For the reserves we lease from third parties, we pay royalties to the owner based on the amount of coal produced from the leased reserves. Additionally, in some instances, we purchase surface rights or otherwise compensate surface right owners for mining activities on their properties. In 2000, we made lease payments to third-party surface and mineral owners aggregating $1.6 million.

   The following table sets forth the coal reserves we own and lease with respect to each of our coal properties as of December 31, 2000:

                                                     Owned
                                             ----------------------
                                                            Mineral
                                              Surface and   Rights
Property                                     Mineral Rights  Only   Leased Total
--------                                     -------------- ------- ------ -----
                                                     (tons in millions)
Wise........................................     223.7       11.1     --   234.8
Coal River..................................     116.7        4.0    41.0  161.7
Spruce Laurel...............................      53.3        --      1.6   54.9
Buchanan....................................       --         1.5     1.0    2.5
                                                 -----       ----    ----  -----
  Total.....................................     393.7       16.6    43.6  453.9
                                                 =====       ====    ====  =====

   Our reserve estimates are prepared from geological data assembled and analyzed by our staff of geologists and engineers. These estimates are compiled using geological data taken from thousands of drill holes, adjacent mine workings, outcrop prospect openings and other sources. These estimates also take into account legal, technical and economic limitations that may keep coal from being mined. Reserve estimates will change from time to time due to mining activities, analysis of new engineering and geological data, acquisition or divestment of reserve holdings, modification of mining plans or mining methods and other factors. Marshall Miller & Associates, an independent mining and geological consultant, has audited our estimates of our coal reserves as of December 31, 2000. The audit included a review of reserve maps, data from drill holes, our reserve calculation methodology and assumptions and available quality trend maps. See Appendix E, "Coal Reserve Audit Summary Report of Marshall Miller & Associates."

   We classify low sulfur coal as coal with a sulfur content of less than 1.0%, medium sulfur coal as coal with a sulfur content between 1.0% and 1.5% and high sulfur coal as coal with a sulfur content of greater than 1.5%. Compliance coal is that portion of low sulfur coal that meets compliance standards for Phase II of the Clean Air Act Amendments. As of December 31, 2000, approximately 44% of our reserves met compliance standards for Phase II of the Clean Air Act Amendments. Approximately 31% of the 53 million tons of coal reserves we acquired in June 2001 were compliance coal. The following table sets forth our estimate of the sulfur content and the typical clean coal quality of our recoverable coal reserves at December 31, 2000.

                                                                                                   Typical Clean Coal
                                                            Sulfur Content                              Quality
                                       -------------------------------------------------------- ------------------------
                                                                                                Heat Content
                                                        Low    Medium  High     Sulfur            (Btu per   Sulfur Ash
Property              Type of Coal     Compliance(1) Sulfur(2) Sulfur Sulfur Unclassified Total  pound)(3)    (%)   (%)
--------           ------------------- ------------- --------- ------ ------ ------------ ----- ------------ ------ ----
                                                          (tons in millions)
Wise.............. Steam/Metallurgical      76.8       111.8    64.7   51.0       7.4     234.8    11,850     1.20  9.50
Coal River........ Steam/Metallurgical     104.7       137.8     8.0    8.8       7.2     161.7    12,500     0.82  6.00
Spruce Laurel..... Steam/Metallurgical      16.3        52.2     2.5    --        0.1      54.9    12,700     0.80  5.50
Buchanan.......... Steam/Metallurgical       1.7         2.5     --     --        --        2.5    12,900     0.83  6.20
                                           -----       -----    ----   ----      ----     -----
  Total...........                         199.5       304.3    75.2   59.8      14.7     453.9
                                           =====       =====    ====   ====      ====     =====

(1) Compliance coal is low sulfur coal which, when burned emits less than 1.2 pounds of sulfur dioxide per million Btu. Compliance coal meets the sulfur dioxide emission standards imposed by Phase II of the Clean Air Act Amendments without blending in other coals or using sulfur dioxide reduction technologies. Compliance coal is a sub-set of low sulfur coal and is, therefore, also reported within the amounts for low sulfur coal.
(2)  Includes compliance coal.
(3) As-received Btu per pound includes the weight of moisture in the coal on an as-sold basis. We have assumed a moisture content of 6%.

Coal Leases

   We earn our coal royalty revenues under long-term leases that generally require our lessees to make payments to us based on the higher of a percentage of the gross sales price or a fixed price per ton of coal they sell, with pre-established minimum monthly or annual payments. Currently, we lease approximately 436 million tons of reserves, or approximately 86% of our reserves, to 21 different operators that operate 49 mines. A typical lease has a 5 to 10 year base term, with the lessee having an option to extend the lease for at least five years after the expiration of the base term.

   Substantially all of our leases require the lessee to pay minimum royalties in monthly or annual installments, even if no mining activities have begun. These minimum royalties are credited, usually over a period of 24 months from the time of payment, against the production royalties owed to us once coal production commences. Substantially all our leases impose on the lessee the following obligations:

  . to diligently mine the greatest amount of coal using current mining techniques from the leased property;

  . to employ a competent registered professional mining engineer to plan mining development and to plot the development on maps for our review;

  . to indemnify us for any damages we incur in connection with the lessee's mining operations;

  . to conduct mining operations in compliance with all applicable federal, state and local laws and regulations and to post a reclamation bond;

  .  to obtain our written consent prior to assigning the lease; and

  . to maintain general liability and property damage insurance in amounts we deem reasonable.

   Substantially all of the leases grant us the following rights:

  . to terminate the lease and take possession of the leased premises in the event of a default by the lessee;

  .  to review all lessee mining plans and maps;

  . to enter the leased premises to examine mining operations and to conduct both engineering and financial audits to confirm the amount of coal mined from our properties and the sale price received for the coal by our lessees; and

  . to retain all rights to the leased premises other than the right to mine coal, including the right to use the surface of the leased property and to retain all rights to oil, gas, timber and other minerals existing on the leased premises.

In addition, each lease provides that we expressly deny any warranty as to the quality or quantity of coal on our property.

Properties

   Our reserves are located on four separate properties: the Wise property, the Coal River property, the Spruce Laurel property and the Buchanan property. Approximately 86% of our reserves are currently leased to third-party operators, including the lease and sublease we entered into with Pen Holdings, Inc. at the time of our reserve acquisition in June 2001. As of December 31, 2000, approximately 81% of our reserves were leased to third-party operators.

                         Proven and Probable  Leased Reserves   Percentage of Proven and
                             Reserves at           as at       Probable Reserves Leased at
                          December 31, 2000  December 31, 2000      December 31, 2000
Property:                ------------------- ----------------- ---------------------------
                                  (tons in millions)
Wise....................        234.8              195.4                   83%
Coal River..............        161.7              119.4                   74%
Spruce Laurel...........         54.9               51.0                   93%
Buchanan................          2.5                2.5                  100%
                                -----              -----                  ----
  Total.................        453.9              368.3                   81%
                                =====              =====                  ====

 The Wise Property

   The Wise property consists of 102,000 acres located in Wise and Lee Counties, Virginia, and Letcher and Harlan Counties, Kentucky. We own 66,000 acres in fee and own the mineral rights to an additional 36,000 acres. We first acquired rights to the majority of this property in 1882, and the first lease entered into with a lessee for a portion of this property was in 1902. As of December 31, 2000, this property included 235 million tons of coal reserves, 112 million tons of which were low sulfur, 65 million tons of which were medium sulfur, 51 million tons of which were high sulfur and 7 million tons of which were unclassified. Typical clean coal quality of the coal produced from the Wise property is 1.20% sulfur, 9.50% ash and 11,850 Btu per pound. As of December 31, 2000, we leased 83% of the Wise property reserves pursuant to 22 separate leases. Production from the Wise property was 7.4 million tons for the twelve months ended December 31, 2000 and 4.5 million tons for the six months ended June 30, 2001. Coal production from the Wise property is shipped to our lessees' customers via truck, the Norfolk Southern railroad and the CSX railroad.

   The following map depicts our Wise property and railroad and road access to that property:
                                     [MAP]

   In April 1999, we completed construction of the Shober unit train loadout facility at a cost of approximately $5.2 million. This state-of-the-art unit train loadout facility is capable of loading 4,500 tons of coal per hour and can sample, blend and load coal into unit trains of up to 108 railcars within a four-hour period. This facility provides our lessees with a competitive advantage by lowering transportation costs. We currently lease this facility to Airways Resources, an affiliate of the Fraley Group, which loads its production as well as production from certain of our other lessees on the Wise property. The lease requires Airways Resources to pay a per ton loading fee. In 2000, this facility loaded 2.5 million tons of coal and generated $1.2 million in coal services revenues. Since the completion of the Shober unit train loadout facility through June 30, 2001, we estimate that 2.7 million tons of additional production and $6.2 million in additional coal royalty revenues have been generated due to the installation of this facility.

   The Wise property is leased by four primary operators, each with multiple leases: Fraley Group, Powell River Resources, Sigmon Group and Humphrey Group. In addition, eight other lessees lease portions of the Wise property. The following table sets forth information regarding the leases for the Wise property:

                                            Production
                                      -----------------------
                            Leased                 Six Months
                         Reserves at   Year Ended    Ended
                         December 31, December 31,  June 30,  Mine  Mining                  Commencement
Lessee                      2000          2000        2001    Type Equipment Transportation     Date           Term
------                   ------------ ------------ ---------- ---- --------- -------------- ------------ ---------------
                                        (tons)
Fraley Group
                                                                                                         10 yrs + 1-5 yr
CanePatch-Dominion ....    4,254,069      250,000      63,000  U       C          NS/T        01/01/98   option
                                                                                                         Until
Lake Cherry............    1,114,625      262,000     412,000  S       L          NS/T        07/01/80   exhaustion
Matt Mining............      282,304          --          --                                  05/15/96   5 yrs + 1-5 yr
                                                                                                         option;
                                                                                                         currently
                                                                                                         inactive
                                                                                                         10 yrs + 1-5 yr
Meg-Lynn No. 1.........    6,628,417    1,338,000     613,000  S       L          NS/T        05/15/96   option
                                                                                                         10 yrs + 1-5 yr
Meg-Lynn No. 2.........   10,437,381      525,000     191,000  S       L          NS/T        10/28/99   option
                                                                                                         5 yrs + 1-5 yr
Roaring Fork Mining....      801,322       52,000         --   S       L          NS/T        05/15/96   option
                         -----------   ----------  ----------
                          23,518,118    2,427,000   1,279,000

Powell River Resources
Powell River                                                                                             10 yrs + 1-5 yr
 Resources.............   61,318,235    1,972,000   1,086,000 S/U     L/C         NS/T        05/20/96   option
                                                                                                         10 yrs + 1-5 yr
Winifrede Coal.........    9,579,164        1,000     157,000  U       C         CSX/T        02/12/97   option
Stonega................          --         1,000         --                                             terminated
                         -----------   ----------  ----------
                          70,897,399    1,974,000   1,243,000

Sigmon Group
The Dale Company.......      319,217          --       50,000  U       C          NS/T        01/08/82   Earlier of 30
                                                                                                         yrs or
                                                                                                         exhaustion;
                                                                                                         currently
                                                                                                         inactive
                                                                                                         10 yrs + 1-5 yr
J. Hoke................   16,268,633      696,000     417,000 S/U     L/C         NS/T        04/01/99   option
Jacobe.................   17,231,404      466,000     145,000 S/U     L/C         NS/T        01/08/82   Earlier of 30
                         -----------   ----------  ----------                                            yrs or
                                                                                                         exhaustion
                          33,819,254    1,162,000     612,000

Humphrey Group
                                                                                                         5 yrs + 1-5 yr
Red River Coal--Lipps..      127,918      247,000      76,000  S       L          NS/T        01/01/97   option
Red River Coal--Rogers                                                                                   10 yrs + 1-5 yr
 Ridge.................    4,915,825      352,000     318,000 S/U     L/C         NS/T        12/31/96   option
                         -----------   ----------  ----------
                           5,043,743      599,000     394,000

Other Lessees
                                                                                                         10 yrs + 1-5 yr
ABBA--Commonwealth.....    3,842,468      368,000     197,000  U       C          NS/T        05/20/96   option
                                                                                                         5 yrs + 1-1 yr
ABBA--Myco Energy......   21,693,845          --          --   U       C          NS/T        08/14/00   option
Ambrose Branch Coal--                                                                                    10 yrs + 1-5 yr
 Imboden...............    5,182,421        8,000      16,000  U       C          NS/T        10/14/97   option
Ambrose Branch Coal--                                                                                    10 yrs + 1-5 yr
 Parsons...............      540,274          --        4,000  U       C          NS/T        02/28/00   option
                                                                                                         5 yrs + 1-5 yr
Appalachia Coal........    1,907,413       67,000      97,000  U       C          NS/T        11/15/99   option
Ark Land...............    1,746,159      170,000     222,000 S/U     L/C         NS/T        12/13/84   20 yrs +
                                                                                                         additional 5 yr
                                                                                                         terms to
                                                                                                         exhaustion
Max Energy.............          --         7,000      11,000  S       L           T                     Terminated
                                                                                                         5 yrs + 1-5 yr
Pinnacle Resources.....    2,432,912          --      170,000  S       L          NS/T        12/04/98   option
Virginia Iron, Coal and                                                                                  20 yrs + 1-5 yr
 Coke .................   16,639,233      609,000     293,000  U       C          NS/T        09/01/83   option
Westmoreland Coal .....    8,155,363          --          --                                  05/15/96   currently
                                                                                                         inactive
                         -----------   ----------  ----------
                          62,140,088    1,229,000   1,010,000
                         -----------   ----------  ----------
 Total.................  195,418,602    7,391,000   4,538,000
                         ===========   ==========  ==========

Mine Type               Mining Equipment         Transportation
---------               --------------------     --------------
S = Surface Mine        C = Continuous Miner     NS = Norfolk Southern Railroad
U = Underground Mine    L = Loader/Truck         CSX = CSX Railroad
                                                 T = Truck

   Fraley Group. The Fraley Group operates six leases on the Wise property that contain a total of 23.5 million tons of coal reserves and six mines. The two owners of the Fraley Group have more than forty years of experience as contract operators and more than twenty years of combined experience as owners and operators. The Fraley Group owns the Canepatch preparation plant, which is capable of processing approximately 300 tons of coal per hour, and pays a contractor to operate the plant and process Fraley Group underground coal production in addition to the contractor's own coal production. The Fraley Group's primary customers include Georgia Power, Tennessee Valley Authority, Duke Power, Carolina Power and Light and Eastman Chemical.

   Powell River Resources. Powell River Resources operates two leases on the Wise property that contain a total of 70.9 million tons of coal reserves and seven mines. The owner of Powell River Resources has 15 years of experience as a contract operator and five years of experience as an owner and operator. Powell River Resources owns the Pigeon Creek Processing preparation plant, which cleans and processes approximately 700 tons of coal per hour, and utilizes an on-site unit train loadout facility. In order to increase production, Powell River Resources has:

  . modified the cleaning process at the plant which has increased processing capacity by 100 tons of coal per hour;

  .  installed a coal handling facility adjacent to the plant; and

  . initiated the upgrade of the Pigeon Creek Processing preparation plant with state-of-the-art processing equipment.

   Powell River Resources' primary customers include Georgia Power, Virginia Electric Power, Tennessee Valley Authority and Duke Power.

   Sigmon Group. The Sigmon Group operates three leases on the Wise property that contain a total of 33.8 million tons of coal reserves and six mines. The owner of the Sigmon Group has over 40 years of experience as an owner and operator. The Sigmon Group owns the Calvin and the Glenbrook preparation plants, which are each capable of cleaning and processing approximately 600 tons of coal per hour. The Sigmon Group's primary customers include Virginia Electric Power and Eastman Chemical.

   Humphrey Group. The Humphrey Group operates two leases on the Wise property that contain a total of 5.0 million tons of coal reserves and four mines. The two owners of the Humphrey Group have over 30 years of combined experience as owners and operators. The Humphrey Group owns the Steer Branch preparation plant, which cleans and processes coal at a rate of approximately 850 tons of coal per hour, and the Critical Fork stoker facility, which segregates stoker coal for shipment. The Humphrey Group's primary customers include Georgia Power, AEP, Virginia Electric Power and Eastman Chemical.

   Other Lessees. Seven lessees operate nine leases that contain a total of
62.1 million tons of coal reserves and nine mines on the Wise property. These leases include Virginia Iron, Coal and Coke, a subsidiary of El Paso Corp., and Ark Land, a subsidiary of Arch Coal, both of which are major producers in the region with preparation facilities and unit train loading capabilities on adjoining properties.

 The Coal River Property

   The Coal River property consists of 54,000 acres located in Boone, Fayette, Kanawha, Lincoln and Raleigh Counties, West Virginia. We own 38,000 acres in fee, the mineral rights to 6,000 acres and lease 10,000 acres from third parties. We acquired rights to this property pursuant to three acquisitions between 1996 and 1999, and the first lease we entered into with a lessee for this property was in 1996. Our Coal River property includes the September 1999 acquisition of over 121 million tons of high energy content, predominantly low sulfur coal reserves in West Virginia and related infrastructure and other assets, including a coal loading dock and a coal preparation plant. As of December 31, 2000, the Coal River property included 162 million tons of proven and probable coal reserves, 138 million tons of which were low sulfur, 8 million tons of which were medium sulfur,

9 million tons of which were high sulfur and 7 million tons of which were unclassified. Additionally, in June 2001, we acquired mineral rights to approximately 53 million tons of additional coal reserves located on 28,000 acres included in our Coal River property. See "--Pen Holdings, Inc. Reserve Acquisition" below.

   Typical clean coal quality of the coal produced from the Coal River property is 0.82% sulfur, 6.00% ash and 12,500 Btu per pound. As of December 31, 2000 we leased 74% of the Coal River property reserves pursuant to nine leases. Production from the Coal River property was 2.3 million tons for the twelve months ended December 31, 2000 and 1.8 million tons for the six months ended June 30, 2001. Production on the Coal River property has increased in 2001, primarily due to the development of the Kanawha Eagle mine that added additional mining production units. Coal production from the Coal River property is shipped to our lesses' customers via truck, barge and the CSX railroad.

   The following map depicts our Coal River property and the railroad and road access to that property:

                                     [MAP]

   The Coal River property is leased by three primary operators, each with multiple leases: Cline Resources, Kanawha Eagle Coal and AEI Resources. The following table sets forth information regarding the leases for the Coal River property:

                                            Production
                                      -----------------------
                            Leased                 Six Months
                         Reserves at   Year Ended    Ended
                         December 31, December 31,  June 30,  Mine  Mining                  Commencement
Lessee                      2000          2000        2001    Type Equipment Transportation     Date           Term
------                   ------------ ------------ ---------- ---- --------- -------------- ------------ ---------------
                                        (tons)
Cline Resources
Remington..............    9,252,921     922,000     768,000   U       C          T/B         11/01/97   10 yrs
Wildcat Coal...........    1,119,576         --          --    S       H          T/B         11/01/00   5 yrs
                         -----------   ---------   ---------
                          10,372,497     922,000     768,000

Kanawha Eagle Coal
Kanawha Eagle Coal--
 Fields Creek..........   48,040,310     638,000     800,000   U       C         B/CSX        01/01/95   Exhaustion
                                                                                                         10 yrs + 2-5 yr
                                                                                                         options;
Kanawha Eagle Coal--                                                                                     currently
 Bull Creek............   22,922,410         --          --    U       C         B/CSX        01/18/99   inactive
                         -----------   ---------   ---------
                          70,962,720     638,000     800,000

AEI Resources
CC Coal--
 Skitter Creek.........   10,530,104         --          --    S       L          T/B         06/01/96   Exhaustion
                                                                                                         10 yrs + 1-2 yr
CC Coal--Four Mile.....    2,587,923         --       60,000   S       L          T/B         07/24/98   option
                                                                                                         10 yrs + 2-5 yr
Ayrshire Land Company..   21,702,028         --          --    S       L          T/B         02/19/99   options
Princess Beverly.......          --      365,000         --                                              Depleted
                         -----------   ---------   ---------
                          34,820,055     365,000      60,000

Other Lessees:
                                                                                                         5 yrs + 2-2 yr
Pritchard Mining ......    2,274,800     364,000     202,000   S       L          T/B         04/02/99   options
Elk Run................      930,819         --          --    U       C         T/CSX        08/15/96   Earlier of
                         -----------   ---------   ---------                                             exhaustion or 3
                                                                                                         yrs + 3-3 yr
                                                                                                         options;
                                                                                                         currently
                                                                                                         inactive
                           3,205,619     364,000     202,000
                         -----------   ---------   ---------
 Total.................  119,360,891   2,289,000   1,830,000
                         ===========   =========   =========

Mine Type                     Mining Equipment                     Transportation
---------                     ----------------                     --------------
S = Surface Mine              C = Continuous Miner                 CSX = CSX Railroad
U = Underground Mine          H = Highwall Miner                   B = Barge
                              L = Loader/Truck                     T = Truck


   Cline Resources. Cline Resources operates two subleases that contain a total of 10.4 million tons of coal reserves and two mines. The owner of Cline Resources has approximately 20 years of experience as an owner and operator. Cline Resources owns the Remington preparation plant, built in 1998, which cleans and processes coal at a rate of approximately 400 tons per hour. Cline Resources has contracted to purchase a longwall mining machine for development of the Remington sublease. Additionally, production from the Wildcat Coal lease is scheduled to begin in late 2001. Cline Resources' primary customers include Eastern Associated Coal Corp., Enron, AEP, Black Hawk Synfuels, Cincinnati Bulk Terminals, Cinergy and First Energy.

   Kanawha Eagle Coal. Kanawha Eagle Coal, LLC is a joint venture operation between Kanawha Eagle Limited Liability Company and Snowberry Land Company, a subsidiary of Peabody Holding Co., Inc. Kanawha Eagle Coal operates two leases that contain a total of 71.0 million tons of coal reserves and two mines. The owners of Kanawha Eagle Coal have over 80 years of combined experience as owners and operators.

   Kanawha Eagle Coal owns and operates:

  . a coal preparation plant capable of cleaning and processing approximately 650 tons of mined coal per hour, which it constructed and put into operation in May 2000;

  .  a rail interchange facility with CSX railroad; and

  .  three ventilation and transportation shafts.

   Kanawha Eagle Coal also utilizes our Winifrede Dock on the Kanawha River. We lease the Winifrede Dock to Kanawha Eagle Coal for a loading fee of $0.25 per ton, which can be credited against a $168,000 minimum annual payment. The Winifrede Dock is a loading facility capable of transferring 1,000 tons of coal per hour into barges. This facility offers a significant competitive advantage to Kanawha Eagle Coal by reducing the delivered cost of coal compared to other operators. Kanawha Eagle Coal has equipped its mines with the most modern and technologically advanced mining equipment, most of which was purchased and delivered in 2000. The preparation plant is a state-of-the-art facility, capable of processing the coal for a multitude of markets at low cost and with a high degree of consistency and availability.

   AEI Resources. AEI Resources operates three leases that contain a total of
34.8 million tons of coal reserves. One mine on the Coal River property is currently operational and three additional mines are in the process of obtaining necessary mining permits. AEI Resources began operations in 1972 as Addington Brothers Mining and, through expansion and acquisition, currently employs approximately 3,800 employees and operates in six states. All AEI Resources production from our properties is sold as a raw coal product which does not require processing other than crushing. AEI Resources' primary customers include American Electric Power, Dayton Power & Light, Ohio Edison, Ohio Power, Cincinnati Gas & Electric, Coal Arbed, Carolina Power & Light, Duke Power and Georgia Power.

   Other Lessees. Two lessees lease an aggregate of 3.2 million tons of coal reserves on the Coal River property. Pritchard Mining, a small independent coal operator, operates one mine. Elk Run, a subsidiary of Massey Energy, is inactive under one lease. These lessees' major customers include East Kentucky Power, River Trading, First Energy, Black Hawk Synfuels and Cincinnati Bulk Terminals.

   Venture Resources. In March 2001, we entered into a lease with Venture Resources for 14.3 million tons of coal reserves on the Bull Creek parcel of the Coal River property. This lessee is conducting exploration activity and is in the process of preparing mining permits for submission to the regulatory authorities. We anticipate that mining could commence on this lease in 2002.

   Pen Holdings, Inc. Reserves Acquisition. On June 4, 2001, we purchased mineral rights to approximately 53 million tons of high quality coal reserves from Pen Holdings, Inc. for $33.1 million in cash. The acquisition consists of approximately 28,000 acres located in Boone, Kanawha and Lincoln Counties, West Virginia and is adjacent to our existing Coal River property. Approximately 31% of these reserves are compliance coal and approximately 51% of the reserves are low sulfur coal, including compliance coal.

   In connection with the acquisition, we entered into a ten-year lease and a ten-year sublease with the former owner/operator of the property. The lease provides for royalty payments equal to the greater of $2.00 per ton or 7.0% to 7.5% of the gross sales price per ton. The royalty payments are credited against monthly minimum payments which are $200,000 until 35 million tons are produced from the property. Thereafter, the minimum monthly payment will be $100,000 until 60 million tons are produced and $50,000 thereafter.

   The lessee operates two underground mines utilizing continuous miners and expects to use the proceeds from the sale of the property to purchase additional equipment in order to increase production. The lessee currently owns and operates a coal preparation plant capable of cleaning and processing 900 tons of coal per hour as well as an on-site unit train loadout facility. Coal production is shipped to customers from the lessee's unit train loadout facility via the CSX railroad. This lessee's primary customers include Virginia Electric Power, Ohio Power and Detroit Edison. All of this lessee's current production from the property is committed under contract to these three customers. Any additional production from the property will be sold on the spot market or pursuant to future contracts.

 The Spruce Laurel Property

   The Spruce Laurel property consists of 12,000 acres located in Boone and Logan Counties, West Virginia. We own approximately 10,000 acres in fee and lease approximately 2,000 acres from third parties. We first acquired the rights to this property in 1963. As of December 31, 2000, the Spruce Laurel property included 55 million tons of proven and probable coal reserves, 52 million tons of which were low sulfur and 3 million tons of which were medium sulfur. Production from the Spruce Laurel property was 2.1 million tons for the twelve months ended December 31, 2000 and 862,000 tons for the six months ended June 30, 2001. Typical clean coal quality of the coal produced from the Spruce Laurel property is 0.80% sulfur, 5.5% ash and 12,700 Btu per pound. Coal production from the Spruce Laurel property is shipped to our lessees' customers via a belt line and the CSX railroad.

   The following map depicts our Spruce Laurel property and the railroad and road access to that property:

                                     [MAP]

   The Spruce Laurel property is leased to three operators, one with multiple leases: Cline Resources, Eastern Associated Coal, a wholly owned subsidiary of Peabody Holding, and Allegheny Land Company, a wholly owned subsidiary of Arch Coal. The following table sets forth information regarding the leases for the Spruce Laurel property:

                                            Production
                                      -----------------------
                            Leased
                         Reserves at   Year Ended  Six Months
                         December 31, December 31, Ended June Mine Mining                Commencement
Lessee                       2000         2000      30, 2001  Type Method Transportation     Date           Term
------                   ------------ ------------ ---------- ---- ------ -------------- ------------ ----------------
                                        (tons)
Cline Resources
                                                                                                      15 yrs + 1-5 yr
Dakota Mining..........   19,791,215   2,064,000    862,000    U     C        BT/CSX       01/11/96   option
                                                                                                      15 yrs + 1-5 yr
Mercury Mining.........   18,531,274          --         --                   BT/CSX       01/11/96   option
                                                                                                      15 yrs + 1-5 yr
Mustang Mining.........   11,720,198          --         --                   BT/CSX       01/11/96   option
                          ----------   ---------    -------
                          50,042,687   2,064,000    862,000
Other Lessees
Eastern Associated
 Coal..................      344,479      22,000         --     U     C       BT/CSX       03/03/97   10 yrs
                                                                                                      8 yrs + 12-
Allegheny Land.........      637,975          --         --     S    TS        CSX         02/07/97   1 yr options
                          ----------   ---------    -------
                             982,454      22,000         --
                          ----------   ---------    -------
 Total.................   51,025,141   2,086,000    862,000
                          ==========   =========    =======

Mine Type                     Mining Equipment                     Transportation
---------                     ----------------                     --------------
S = Surface Mine              C = Continuous Miner                 CSX = CSX Railroad
U = Underground Mine          TS = Truck/Shovel                    BT = Belt


   Cline Resources. Cline Resources operates three leases that contain a total of 50.0 million tons of coal reserves and three mines. In 1997, Cline Resources developed access to the Alma and Cedar Grove seams of coal, employing a special mining technique known as a box cut. Cline Resources has also purchased a coal preparation facility on an adjacent tract and is in the process of rehabilitating this facility for expanded production and independent marketing of its coal production. In addition, a highwall miner is scheduled for delivery in late 2001 for development of a mining project on its Mustang Mining lease. Cline Resources sells the coal from this operation to Eastern Associated Coal, a subsidiary of Peabody Energy Corporation, which processes the coal at its Wells preparation plant.

   Other lessees. Two lessees operate separate leases, which contain an aggregate of 1.0 million tons of coal reserves. These lessees plan to utilize both underground and surface mining methods to develop and mine these reserves.

   Boone East Development. In February 2001, we entered into a lease agreement with Boone East Development for 1,156 acres located on the Spruce Laurel property. Boone East Development began production under the lease in June 2001.

 The Buchanan Property

   The Buchanan property consists of 20,000 acres located in Buchanan County, Virginia. We own the mineral rights to 6,500 acres, and we lease the mineral rights to 13,400 acres from third parties. We first acquired the rights to this property in 1997. As of December 31, 2000, the Buchanan property included 3 million tons of coal reserves, all of which are low sulfur. Approximately half of the coal from this property is sold in the metallurgical market. Production from the Buchanan property was 770,000 tons for the twelve months ended December 31, 2000, and 321,000 tons for the six months ended June 30, 2001. Typical clean coal quality of the coal produced from the Buchanan property averages 0.83% sulfur, 6.20% ash and 12,900 Btu per pound. Coal production from the Buchanan property is shipped to our lessees' customers via the Norfolk Southern railroad and via truck.

   The following map depicts our Buchanan property and the railroad and road access to that property:
                                     [MAP]
   The Buchanan property is leased to two operators: Hokie Mining and Virginia Minerals. The following table sets forth information regarding the leases for the Buchanan Property:

                                            Production
                                      -----------------------
                            Leased
                         Reserves at   Year Ended  Six Months
                         December 31, December 31, Ended June Mine  Mining                  Commencement
Lessee                       2000         2000      30, 2001  Type Equipment Transportation     Date           Term
------                   ------------ ------------ ---------- ---- --------- -------------- ------------ ---------------
                                         (tons)
                                                                                                         10 yrs + 1-5 yr
Hokie Mining...........   1,619,836     335,000     130,000    U       C          T/NS        06/19/98        option
                                                                                                         10 yrs + 1-5 yr
Virginia Minerals......     881,104     435,000     191,000    U       C           T          01/01/97        option
                          ---------     -------     -------
 Total.................   2,500,940     770,000     321,000
                          =========     =======     =======

Mine Type               Mining Equipment         Transportation
---------               ----------------         --------------
U = Underground Mine    C = Continuous Miner     NS = Norfolk Southern Railroad
                                                 T = Truck

   Hokie Mining. Hokie Mining operates one lease that contains approximately
1.6 million tons of coal reserves and one mine. The owners of Hokie Mining have more than 20 years of experience as owners and operators. Hokie Mining's primary customers include Virginia Electric Power Company, AEP, Delmarva and Indiana Harbor.

   Virginia Minerals. Virginia Minerals operates one lease that contains approximately 900,000 tons of coal reserves and three mines. The owner of Virginia Minerals has over 15 years of experience as an owner and operator. Virginia Minerals' primary customers include Tampa Electric and Jewel Smokeless.

Sales Contracts of Our Lessees

   The majority of our coal reserves is bituminous coal that is high in energy content and low in sulfur and is suitable for either the steam or metallurgical markets. By offering coal of both metallurgical and steam grades, our lessees are able to serve a diverse customer base. This market diversity enables our lessees to adjust to changing market conditions and sustain high sales volumes.

   As is customary in the coal industry, our lessees have entered into supply contracts with many of their customers. Their utility customers secure a fuel supply for their power plants for years into the future. Our lessees' contracts contribute to their stability and profitability by providing greater predictability of sales volumes and sales prices. Our lessees have advised us that they sold approximately 80% of the coal they mined from our reserves in 2000 under supply contracts with terms of one year or more. The remaining portion of the coal produced by our lessees is sold on the spot market. This is consistent with industry data. According to Resource Data International, Inc., in 2000, approximately 81% of coal mined in the United States, and approximately 70% of coal mined in the Central Appalachian region, was sold pursuant to contracts with a term of one year or more.

   The terms of coal sales contracts of our lessees are typically the results of both bidding procedures and extensive negotiations with the customers. As a result, the terms of these contracts vary significantly in many respects, including price adjustment features, price and contract reopener terms, permitted sources of supply, force majeure provisions, coal qualities, quantity, flexibility and adjustments. The contracts typically have terms of one to three years and are subject to price adjustment provisions that permit an increase or decrease periodically in the contract price to reflect changes in specified price indices or items such as taxes or royalties or increases and decreases in actual production costs. These provisions, however, may not assure that the contract price will reflect every change in production or other costs. Failure of the parties to agree on a price pursuant to an adjustment or a reopener provision can lead to early termination of a contract. Some multi-year contracts also permit the contract to be reopened to renegotiate terms and conditions in addition to price or to terminate the contract. The contracts typically stipulate procedures for quality control, sampling and weighing. All contain provisions requiring our lessees to deliver coal within ranges for specific coal characteristic such as heat, sulfur, ash, moisture, grindability, volatility and other qualities. Failure to meet these specifications can result in economic penalties or termination of the contracts. While most of the contracts specify the approved seams and/or approved locations from which the coal is to be mined, some contracts allow the coal to be sourced from more than one mine or location. Although the volume to be delivered pursuant to a contract is stipulated, the buyers often have the option to vary the volume within specified limits.

Competition

   The coal industry is intensely competitive primarily as a result of the existence of numerous producers. Our lessees compete with coal producers in various regions of the U.S. for domestic sales. The industry has undergone significant consolidation since 1988, with the top ten producers increasing their share of total domestic coal production during that period to approximately 66% in 2000. This consolidation has led to a number of our lessees' competitors having significantly larger financial and operating resources than our lessees do. Our lessees primarily compete with both large and small producers in Appalachia. Our lessees compete on the basis of coal price at the mine, coal quality (including sulfur content), transportation cost from the mine to the customer and the reliability of supply. Continued demand for our coal and the prices that our lessees obtain are also affected by demand for electricity, environmental and government regulations, technological developments and the availability and price of alternative fuel supplies, including nuclear, natural gas, oil and hydroelectric power. Demand for our low sulfur coal and the prices our lessees will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements.

Timber Business

   General. In addition to the revenues we receive from our coal business, we also earn revenue from the sale of timber. We own approximately 114,500 surface acres of timberland containing approximately 177 million board feet of inventory as of December 31, 2000. Our timber inventory only includes timber that can be harvested and is greater than 12 inches in diameter. Our timberlands are located on our Wise, Spruce Laurel and Coal River properties and contain various hardwood species, including red oak, white oak, yellow poplar and black cherry. In 2000, we sold approximately 8.5 million board feet of timber which generated timber revenues of approximately $2.4 million. For the first six months of 2001, we sold approximately 3.9 million board feet of timber which generated timber revenues of approximately $758,000. We have summarized below our timberland holdings, as of December 31, 2000, based on acreage, predominant species and inventory:

                                                                   Inventory
                       Surface                                  (board feet in
       Property         Acres       Predominant Species            millions)
---------------------- -------      -------------------         --------------
Wise.................. 66,180  Yellow Poplar, Chestnut Oak,           108
                               Red Oak, Scarlet Oak and Red
                               Maple

Spruce Laurel......... 10,203  Yellow Poplar, Chestnut Oak,           26
                               Black Oak, Red Oak and White
                               Oak

Coal River............ 38,124  Yellow Poplar, Chestnut Oak,           43
                               White Oak, Red Oak and Hickory

   Sales. Our timber revenues come primarily from the sale of standing timber. We do not currently own any mills or other timber conversion facilities. We enter into contracts with third parties that require them to harvest standing timber on particular parcels of our land in exchange for an agreed fee that has been determined through a competitive bidding process. Participants in our bidding process must meet minimum bid requirements and the ultimate price we receive for our timber is based on a number of factors, including the location of the timber and the volume and species to be harvested. These participants include forest product companies and loggers. Under these contracts, the buyer, at its own expense, is required to cut trees on a particular parcel and haul the logs to its own conversion facility or to another purchaser to whom it is reselling. These contracts vary in time depending on size and necessity for other property use, but are generally one to three years in length. Within the term of the contract, the buyer has discretion as to when it harvests our timber. If the buyer does not harvest the timber within the term of the contract, the title to the timber reverts back to us and we are not obligated to refund the contract price. Additionally, we periodically hire independent contractors to harvest timber on our properties. In these instances, either we directly market the harvested timber or the contractor markets the harvested timber on our behalf. On occasion, we pay independent contractors to harvest timber while we directly market the logs to local sawmills for conversion to lumber.

   Logs harvested from our timber are eventually converted into furniture-grade lumber, veneer, architectural moldings, rail ties and cabinets. Lower quality timber is sold as hardwood pulp, which is ultimately used in making paper. In 2000, we had 10 customers for our timber. Three customers, Calhoun Logging, Mullican Lumber and Mt. Forest Products, a wholly owned subsidiary of Pittston Company, accounted for an aggregate of 80% of our 2000 timber revenues and 71% of our timber revenues for the six months ended June 30, 2001. Due to transportation costs, domestic timber conversion facilities tend to purchase raw materials within relatively confined geographic areas. Currently, we benefit from the relatively close proximity of a number of conversion facilities. Additional factors which affect the marketing of, and customers for, our timber include the species and quality of our timber and our consistency in meeting our customers' specifications.

   Harvest Levels. Any timber which would otherwise be removed due to our lessees' mining operations is harvested in advance to prevent loss of the resource. In 2000, mining-related timber sales accounted for approximately 45% of our timber revenues and for the six months ended June 30, 2001, such sales accounted for approximately 60% of our timber revenues.

   Our harvest levels in a given year depend upon a number of factors. In selecting timber to be harvested, we take into account the relative maturity levels and productivity of tracts available for harvest, the strength of local markets and the desirability of reforesting a particular area. This approach allows us to manage the overall growth rate of our timber and to balance the age class distribution of our holdings. Property usage necessary for mining operations may also require additional harvesting. In the areas where clear cutting is performed in advance of mining, the mine operator is responsible for reforestation, which normally occurs within 12 months after the coal is recovered. When timber harvesting is done outside these areas, the smaller diameter commercial species trees are left to promote desirable reforestation on a natural basis.

   Our operating costs for this business include the salary of our full-time forester and one other timber employee as well as silvicultural expenses. Silviculture, or forest management practices, is used to enhance tree growth and to improve the quality of the timber using various regeneration and intermediate stand improvement techniques such as thinning and pruning.

Regulation

   The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

  .  the discharge of materials into the environment;

  .  employee health and safety;

  .  mine permits and other licensing requirements;

  . reclamation and restoration of mining properties after mining is completed;

  .  management of materials generated by mining operations;

  .  surface subsidence from underground mining;

  .  water pollution;

  .  legislatively mandated benefits for current and retired coal miners;

  .  air quality standards;

  .  protection of wetlands;

  .  plant and wildlife protection;

  .  limitations on land use;

  . storage of petroleum products and substances which are regarded as hazardous under applicable laws; and

  . management of electrical equipment containing polychlorinated biphenyls, or PCBs.

   In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for our lessees' coal. The possibility exists that new legislation or regulations may be adopted which may have a significant impact on the mining operations of our lessees or their customers' ability to use coal and may require us, our lessees or their customers to change operations significantly or incur substantial costs.

   Our lessees are obligated to conduct mining operations in compliance with all applicable federal, state and local laws and regulations. In the event that we provide notice to any of our lessees that they have failed to comply with all applicable federal, state and local laws and regulations and such failure continues beyond a specified period, typically 10 to 30 days, an event of default is deemed to occur under the lease giving us the right to terminate the lease and to seek other legal and equitable remedies against the lessee. However, because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, we do not believe violations by our lessees can be eliminated completely. None of the violations to date, or the monetary penalties assessed, have been material to us or, to our knowledge, our lessees. We do not currently expect that future compliance will have a material adverse effect on us, the unitholders or the quarterly distributions.

   While it is not possible to quantify the costs of compliance by our lessees with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Capital expenditures for environmental matters have not been material to us or our lessees in recent years. Our lessees post performance bonds pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. Although we do not accrue for such costs because our lessees are contractually liable for all costs relating to their mining operations, including the costs of reclamation and mine closure, we have, with respect to some of our smaller lessees, set up escrow funds for them to deposit anticipated reclamation costs or required performance bonds for these costs. Although our lessees typically accrue adequate amounts for these costs, their future operating results would be adversely affected if they later determined these accruals to be insufficient. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers.

   As part of a restructuring undertaken in connection with the offering of the common units, each of our operating subsidiaries will be merged or converted into a new limited liability company. As a matter of law, the new limited liability companies will assume the liabilities, including environmental liabilities, of our existing operating subsidiaries. The regulatory infractions or waste management practices giving rise to these liabilities could relate to property or mining operations that have been owned or operated by other corporations which have been previously acquired by or merged into the predecessor or converting corporation.

   In connection with the formation transactions for our partnership, Penn Virginia Corporation has agreed to indemnify us for up to $10 million for environmental liabilities arising from conduct prior to the closing of this offering and discovered within three years of closing of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the indemnity. In addition, we will be the beneficiary of certain environmental indemnifications we received in connection with acquisitions of coal properties from third parties.

   Clean Air Act. The federal Clean Air Act and similar state and local laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions from coal-fired industrial boilers and power plants, which are the largest end-users of our coal. These regulations can take a variety of forms, as explained below.

   The Clean Air Act imposes obligations on the Environmental Protection Agency
(EPA) and the states to implement regulatory programs that will lead to the attainment and maintenance of EPA-promulgated ambient air quality standards, including standards for sulfur dioxide, particulate matter and nitrogen oxides. Coal-fired power plants and industrial boilers have been required to expend considerable resources in an effort to comply with these ambient air standards. Significant additional emissions control expenditures, including to reduce current emissions of nitrogen oxides from power plants, will be needed in order to meet the current national ambient air standard for ozone. Emissions control requirements for new and expanded coal mines or coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

   For instance, in July 1997 the EPA adopted more stringent ambient air quality standards for particulate matter and ozone. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA's position, although it remanded the EPA's ozone implementation policy for further consideration. Furthermore, details regarding the new particulate standard itself are still subject to judicial challenge. These ozone restrictions could require electric utilities to reduce the amount of nitrogen oxide emitted from their power plants. Increasing controls on the amount of particulate matter electric utilities may emit during the combustion process could also result. Although we cannot predict the future scope of these ozone and particulate matter regulations, future regulations regarding these and other ambient air standards could restrict the market for coal, the development of new mines and lessees of our coal reserves. This in turn may have a material adverse effect on our royalty revenues.

   Furthermore, the EPA recently announced a proposal that would require 19 states in the eastern U.S. that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve such reductions, many power plants would be required to install additional control measures. The installation of these measures would make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on our business, financial condition and results of operations and the business, financial condition and results of operations of our lessees.

   Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that these utilities' power plants have failed to obtain permits required under the Clean Air Act for alleged facility modifications. Our lessees supply coal to some of the currently affected utilities, and it is possible that other of our lessees' customers will be sued. These lawsuits could require the utilities to pay penalties and install pollution control equipment, which could adversely impact their demand for high sulfur coal, and coal in general. Any outcome that adversely affects our lessees' customers and their demand for coal could adversely impact our financial condition or results of operations.

   Other Clean Air Act programs are also applicable to power plants that use our coal. For example, Title IV of the Clean Air Act requires reduction of sulfur dioxide emissions from power plants in two phases. Because sulfur is a natural component of coal, required sulfur dioxide reductions can affect coal mining operations. Phase I, which became effective in 1995, regulated the sulfur dioxide emissions levels from 261 generating units at 110 power plants and targeted the highest sulfur dioxide emitters. Phase II, implemented January 1, 2000, made the regulations more stringent and extended them to additional power plants, including all power plants of greater than 25 megawatt capacity. Affected electric utilities can comply with these requirements by:

  . burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

  . installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;

  .  reducing electricity generating levels; or

  .  purchasing or trading pollution credits.

   Specific emissions sources receive these credits which electric utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. Each credit allows its holder to emit one ton of sulfur dioxide.

   In addition to emissions control requirements designed to control acid rain and to attain the national ambient air quality standards, the Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations or the by-products of coal combustion, consideration is now being given to regulating certain hazardous air pollutant components that are found in coal combustion exhaust. The most prominently targeted pollutant is mercury, although other by-products of coal combustion could also be covered by future hazardous air pollutant standards for coal combustion sources.

   In summary, the effect that a variety of Clean Air Act regulations could have on the coal industry and thus our business cannot be predicted with certainty. We cannot assure you that future regulatory provisions will not materially adversely affect our business, financial condition or results of operations. Additionally, we have no ability to control, or specific knowledge regarding, the environmental and other regulatory compliance of purchasers of coal mined from our properties.

   West Virginia Mountaintop Mining/Valley Fill Litigation. In a recent ruling, the U.S. Court of Appeals for the Fourth Circuit vacated a permanent injunction entered by a federal district court in Charleston, West

Virginia. Had the injunction not been vacated, it could have prevented our lessees from commencing new mining operations or expanding existing operations in West Virginia to the extent those mining operations rely on valley fills within 100 feet of an intermittent or perennial stream. The injunction was originally entered in the case Bragg v. Robertson and enjoined the West Virginia Department of Environmental Protection (West Virginia DEP) from issuing further permits for valley fills as part of mining operations. Because virtually all mining operations (including those of our lessees) utilize valley fills to dispose of excess materials mined during coal production, all or a portion of our lessees' mining operations could have been affected. The decision vacating the injunction did not determine that the district court had incorrectly interpreted state mining laws. Instead, the appellate court held that the Eleventh Amendment to the U.S. Constitution prevented a federal court from forcing a state agency to comply with a state mining law. On October 11, 2001, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court seeking review of the decision of the Fourth Circuit. We are unable to predict whether the Supreme Court will hear the case, and, if it does hear the case, what the outcome might be. The lawsuit was initially filed in federal court by the West Virginia Highlands Conservancy and several citizens on July 16, 1998, and generally targeted mountaintop mining operations utilizing valley fills for mine overburden disposal. Plaintiffs alleged that the West Virginia DEP and the United States Army Corps of Engineers violated the Surface Mining Control and Reclamation Act (SMCRA), the Clean Water Act and the National Environmental Policy Act. Specifically, the lawsuit claimed that: (1) the Corps of Engineers violated the National Environmental Policy Act by approving mountaintop mining permits, which utilize valley fills, without preparing an environmental impact statement; (2) the Corps of Engineers violated the Clean Water Act by issuing nationwide Clean Water Act Section 404 dredge and fill permits for valley fills rather than site specific permits; (3) the West Virginia DEP failed to require the restoration of mined lands to their original contour and failed to enforce approved post-mining land uses; and (4) the West Virginia DEP violated SMCRA by issuing permits allowing the construction of valley fills within perennial and intermittent streams.

   The Clean Water Act and the National Environmental Policy Act claims against the Corps of Engineers were resolved through a settlement agreement reached on December 23, 1998. Under the agreement, the Corps of Engineers, in cooperation with other agencies, is required to prepare a programmatic environmental impact statement regarding the effects of valley fills on the environment. This environmental impact statement was to have been completed by January 2001. At this time, however, the environmental impact statement has not been completed, and it is uncertain when it will be completed. Until the environmental impact statement is completed, an individual Clean Water Act Section 404 dredge and fill permit is required prior to the construction of any valley fills greater than 250 acres in size. Additionally, a consent decree entered by the district court on February 17, 2000 resolved all claims against the West Virginia DEP, except those relating to the use of valley fills. Specifically, the consent decree resolved issues relating to the restoration of mined property back to approximate original contours and post-mining land uses. Under the consent decree, the West Virginia DEP has agreed to amend its regulations and procedures relating to those restoration and land-use issues. We expect these amendments to require measures which could add to our lessees' costs and which could have an adverse impact on royalty revenues.

   Because virtually all mining operations in West Virginia (including those of our lessees) utilize valley fills, all or a portion of our lessees' mining operations could have been affected by the permanent injunction. The permanent injunction could be reinstated as a result of further appellate review, or a state court could enter a similar injunction. If either happened, our lessees might not be able to continue mining those reserves in West Virginia that are only accessible through mining techniques that use valley fills, unless such a decision were overturned or if a legislative or other solution were not achieved. The reinstatement of this permanent injunction or the entry of a similar injunction by a state court could have a material adverse effect on our lessees and on our acquisition and use of future reserves that require valley fills.

   Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since the adoption of the Mine Health and Safety Act of 1969. The Mine Health and Safety Act of 1969 resulted in increased operating costs and reduced productivity. The Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Health and Safety Act of 1969, imposes comprehensive safety and health standards on all mining operations. In addition, as part of the Mine Health and Safety Acts of 1969 and 1977, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to some survivors of a miner who dies from this disease. To our knowledge, our lessees have made all payments under the Black Lung Act, and are in compliance with all applicable mine health and safety laws.

   Surface Mining Control And Reclamation Act. SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. In conjunction with mining the property, our lessees are contractually obligated under the terms of their leases to comply with all laws, including SMCRA and equivalent state and local laws, which obligations include reclaiming and restoring the mined areas by grading, shaping and preparing the soil for seeding. Upon completion of the mining, reclamation generally is completed by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan. To our knowledge, all of our lessees are in compliance in all material respects with applicable regulations relating to reclamation.

   SMCRA also requires our lessees to submit a bond or otherwise secure the performance of their reclamation obligations. The earliest a reclamation bond can be completely released is five years after reclamation has been achieved. Federal law and some states impose on mine operators the responsibility for repairing the property or compensating the property owners for damage occurring on the surface of the property as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. In addition, the Abandoned Mine Lands Act, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton of coal produced from surface mines and $0.15 per ton of coal produced from underground mines. Since our lessees are responsible for these obligations and any related liabilities, we do not accrue for the estimated costs of reclamation and mine closing.

   Under SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine lessees and other third parties could potentially be imputed to other companies that are deemed, according to the regulations, to have "owned" or "controlled" the contract mine operator. Sanctions against the "owner" or "controller" are quite severe and can include civil penalties, reclamation fees and reclamation costs. We are not aware of any currently pending or asserted claims against us asserting that we "own" or "control" our lessees. We believe our lessees are in substantial compliance with all reclamation requirements under their SMCRA permits

   Framework Convention on Global Climate Change. The U.S. and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, that is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. The U.S. Senate has neither ratified the treaty commitments which would mandate a reduction in U.S. greenhouse gas emissions, nor enacted any law specifically controlling greenhouse gas emissions, and the Bush administration has indicated a withdrawal of support for this treaty. Nonetheless, future regulation of greenhouse gases could occur either pursuant to future U.S. treaty obligations or pursuant to statutory or regulatory changes under the Clean Air Act. Efforts to control greenhouse gas emissions could result in reduced demand for coal if electric power generators are required to switch to lower carbon sources of fuel. These restrictions could have a material adverse effect on our business.

   Clean Water Act. The Clean Water Act affects coal mining operations by imposing restrictions on effluent discharge into navigable waters, a term which courts have defined to include wetlands. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. Our lessees are also subject to Section 404 of the Clean Water Act, which imposes permitting and mitigation requirements associated with the dredging and filling of wetlands. Our lessees are contractually obligated under the terms of our leases to obtain all necessary wetlands permits required under Section 404 of the Clean Water Act, which permits are issued by the U.S. Army Corps. of Engineers (the "Corps"). However, mitigation requirements under those existing, and possible future, wetlands permits may vary considerably. To our knowledge, our lessees have obtained all permits required under the Clean Water Act and equivalent state laws.

   The Corps' authority to issue Clean Water Act Section 404 permits for the discharge of mining wastes into valley fills has, however, been challenged in an August 21, 2001 lawsuit filed by a citizens group, the Kentuckians For The Commonwealth, Inc., in the United States District Court for the Southern District of West Virginia. The lawsuit, which specifically challenges the Corps' issuance of permits to the Martin County Coal Corporation for a mine in Kentucky, claims that the Corps improperly issued a discharge permit under
Section 404 of the Clean Water Act rather than Section 402. Alternatively, plaintiff argues that the Corps improperly issued a general Section 404 discharge permit rather than an individual Section 404 permit. Both individual
Section 404 permits and Section 402 permits are subject to greater scrutiny by the regulatory authority and the public at large, and are more time-consuming and expensive. Because this lawsuit was recently filed, it is not possible at this time to assess the plaintiff's likelihood for success. If the plaintiff is eventually successful, the costs, time and difficulty associated with obtaining Clean Water Act permits for surface mining operations could increase, which could possibly increase the costs of coal production and therefore potentially adversely impact our royalty revenues. Additionally, conditions made part of individual Section 404 and 402 permits could require more extensive and costly reclamation, which could also potentially adversely impact our royalty revenues.

   Comprehensive Environmental Response, Compensation And Liability Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. While the EPA deems waste substances generated by coal mining and processing operations to constitute high volume, but low risk wastes, it generally does not deem those wastes to constitute hazardous substances for the purposes of CERCLA. However, some products used by coal companies in operations, such as chemicals, are governed by the statute. Thus, coal mines that we or our lessees currently own or have previously owned or operated, and sites to which our lessees sent waste materials, may be subject to liability under CERCLA and similar state laws. We cannot assure you that our lessees will not become involved in future proceedings, litigation or investigations or that these liabilities will not be material.

   Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, our lessees may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. With the exception of certain permits held by our operating subsidiary Loadout LLC, our lessees hold all mining permits and approvals. The mining permits held by Loadout LLC only include permits acquired through our September 1999 acquisition. Those permits relate to mine properties which are no longer being mined, but instead are in various stages of reclamation. As part of the ongoing reclamation activities, we have created, and are continually maintaining, artificial wetlands, which filter and treat wastewater discharges from abandoned mines. The water exiting the wetlands is a permitted discharge under the Clean Water Act. Annual operating and maintenance costs for these wetlands is approximately $200,000.

   In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including our lessees, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically our lessees submit the necessary permit applications between 12 and 18 months before they plan to begin mining a new area. In our experience, permits generally are approved within 12 months after a completed application is submitted. In the past, our lessees have generally obtained their mining permits without significant delay. Our lessees have obtained or applied for permits to mine a majority of the reserves that are currently planned to be mined by our lessees over the next five years. Our lessees are in the planning phase for obtaining permits for the remaining reserves planned to be mined over the next five years. However, we cannot assure you that they will not experience difficulty in obtaining mining permits in the future.

   Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of mine operators, including our lessees, may be more closely regulated. Legislation and regulations, as well as future interpretations of existing laws, may also require substantial increases in equipment expenditures and operating costs, as well as delays, interruptions or the termination of operations. The possible effect of such regulatory changes cannot be predicted.

   Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws. Regulations also provide that a mining permit can be refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity which has outstanding permit violations.

   West Virginia Cumulative Hydrologic Impact Analysis Litigation. In a lawsuit unrelated to the Bragg case, two environmental groups sued the West Virginia DEP on January 20, 2000 in federal court, alleging various violations of the Clean Water Act and SMCRA. The lawsuit specifically alleges that the West Virginia DEP has violated its non-discretionary duty to require all surface and underground mining permit applications to include certain stream flow and water quality data and an analysis of the probable hydrologic consequences of the proposed mine. The lawsuit also alleges that the West Virginia DEP failed to conduct SMCRA-required cumulative hydrologic impacts analysis prior to issuing mining permits. On March 8, 2001, the district court denied the plaintiff's motion for a preliminary injunction. If the plaintiffs are eventually successful in this lawsuit, the West Virginia DEP will have to modify its procedures and requirements for the content and review of mining permit applications. Any such changes are likely to increase the cost of preparing applications and the time required for their review, and may entail additional operating expenditures and, possibly, restrictions on operating that could adversely impact our coal royalty revenues.

   West Virginia SMCRA Bond Lawsuit. On November 14, 2000, the West Virginia Highlands Conservancy filed a lawsuit in federal district court against the U.
S. Department of Interior, the U.S. Office of Surface Mining and the West Virginia DEP. The lawsuit, which seeks declaratory and injunctive relief, generally challenges the adequacy of the two-tier West Virginia alternative reclamation bond program. The first tier requires mine operators to post a bond of up to $5,000 per acre mined. The second tier creates a special reclamation fund which is funded by an assessment on mine operators of three cents per ton of coal. The West Virginia Highlands Conservancy claims that, individually and collectively, the alternative bond reclamation program has inadequate funds to cover the state's cost of conducting mining site reclamation for those sites where the mine operator has defaulted, or might default, on its reclamation obligations. Based upon the alleged inadequacy of the alternative bonding program, the lawsuit claims that the Department of the Interior and the Office of Surface Mining violated their obligations under SMCRA by either (1) not assuming federal control over the West Virginia SMCRA bonding program or (2) not revoking federal approval of the West Virginia SMCRA program and assuming control under SMCRA. The lawsuit also alleges that the West Virginia DEP (1) failed to ensure that the state bonding program met certain minimum requirements and (2) improperly issued SMCRA permits without requiring mine operators to post sufficient reclamation bonds.

   In an order dated May 29, 2001, the district court dismissed all claims against the West Virginia DEP based upon the principles of sovereign immunity articulated by the Fourth Circuit in the Bragg case. Please read "Regulation-- West Virginia Mountaintop Mining/Valley Fill Litigation." The Office of Surface Mining, by letter dated June 29, 2001, initiated formal administrative action against the West Virginia DEP regarding the alleged deficiencies in the state bonding program.

   The remaining claims in this lawsuit against the federal defendants were the subject of an August 31, 2001 order by Judge Haden of the district court. The court denied the federal defendants' motion to dismiss the suit and granted partial summary judgment for the plaintiffs. The court will allow the Office of Surface Mining to continue its administrative action. Currently, this action requires the West Virginia DEP to submit proposed new regulatory initiatives to the state legislature's rulemaking committee and, within 45 days of the close of the 2002 legislative session, the state must provide final, enacted legislation, signed by the Governor, that addresses all problems with the current state bonding system. Since this administrative action is still in its early stages, the nature of the requirements sought by the Office of Surface Mining, as well as their timing, is subject to change. In any event, the ultimate modification to the bonding program will likely result in an increase in the amount of reclamation bonds that coal mine operators in West Virginia, including our lessees, must post and could result in other taxes or fees related to the operation of coal mines in the state. This would increase the cost of operating the mines and could affect the royalties that we receive from our lessees. Any changes to the state reclamation bonding program could also complicate, protract and increase the cost of applying for and obtaining necessary permits.

   Endangered Species. The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of endangered species may have the effect of prohibiting or delaying our lessees from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or silvicultural activities in areas containing the affected species. A number of species indigenous to Central Appalachia are protected under the Endangered Species Act, and some of these species have been identified on our Wise property. However, based on the species which have been identified to date and the current application of applicable laws and regulations, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our lessees' ability to mine coal from our properties in accordance with current mining plans or our ability to sell timber growing on our properties for harvest. There can be no assurance, however, that additional species on our properties may not receive protected status under the Endangered Species Act or that currently protected species may not be discovered within our properties.

   Other Environmental Laws Affecting Our Lessees. Our lessees are required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act. We believe that our lessees are in substantial compliance with all applicable environmental laws.

   Timber Regulations. Our timber operations are subject to federal, state and local laws and regulations, including those related to the environment, protection of endangered species, foresting activities and health and safety. We believe we are managing our timberlands in substantial compliance with applicable federal and state regulations.

Title to Leased Property

   Of the 454 million tons of proven and probable coal reserves to which we had rights as of December 31, 2000, we owned the mineral rights and the related surface rights to 394 million tons, or 86.7%, and we owned the mineral rights only to 17 million tons, or 3.7%. We lease the remaining 44 million tons, or 9.6%, from unaffiliated third parties. In connection with our reorganization in preparation for this offering, we have obtained the consents of our lessors or determined that obtaining the consents of our lessors is not required. We intend to obtain all necessary consents. However, in the event that we fail to do so, our right to receive coal royalty revenues may be contested or our coal royalty revenues may be adversely impacted if our lessees experience any disruption of their mining operations as a consequence.

Employees and Labor Relations

   To carry out our operations, our general partner and its affiliates employ approximately 22 employees who directly support our operations. Neither our general partner's employees nor the employees of the lessees of our coal reserves are subject to a collective bargaining agreement.

Legal Proceedings

   Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject. See "Business--Regulation" above for a more complete discussion of our material environmental obligations.

                                   MANAGEMENT

Our General Partner Will Manage Us

   Our general partner will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to the unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations on a non-recourse basis.

   At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the NYSE and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee which will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of the general partner as well as the compensation plans described below.

   As is commonly the case with publicly traded limited partnerships, we are managed and operated by the directors and officers of our general partner. All of our operational personnel are employees of our general partner.

   Some officers of our general partner may spend a substantial amount of time managing the business and affairs of Penn Virginia Corporation and its affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Penn Virginia Corporation. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We expect that A. James Dearlove, who serves as Chief Executive Officer, Frank A. Pici, who serves as Vice President and Chief Financial Officer, and Nancy M. Snyder, who serves as Vice President and General Counsel, will devote approximately 50% of their time to our operations. Keith D. Horton, who serves as President and Chief Operating Officer, and Forrest W. McNair, who serves as Vice President and Controller, will devote substantially all of their time to our operations. The board of directors of the general partner is presently composed of six directors and will be expanded to seven directors upon the appointment of one additional independent director following the closing of the offering.

   Peter B. Lilly, the Chairman of the Board of Directors, will devote the amount of time to our business as is necessary to prepare for and attend board meetings. Mr Lilly is not an officer or employee of the general partner and will therefore not perform any such function.

Directors and Executive Officers of the General Partner

   The following table shows information for the directors and executive officers of the general partner. Executive officers and directors are elected for one-year terms.

Name                         Age        Position with the General Partner
----                         --- -----------------------------------------------
Peter B. Lilly..............  52 Chairman of the Board of Directors
A. James Dearlove...........  54 Chief Executive Officer and Director
John P. Desbarres...........  60 Director
James R. Montague...........  54 Director
Keith D. Horton.............  48 President, Chief Operating Officer and Director
Nancy M. Snyder.............  48 Vice President, General Counsel and Director
Frank A. Pici...............  45 Vice President and Chief Financial Officer
Forrest W. McNair...........  36 Vice President and Controller

   Peter B. Lilly is the Chairman of the Board of Directors of our general partner. He served in various capacities with Kerr McGee Coal Corporation from 1981 to 1991, a company involved in coal operations, including as President from 1989 to 1991. He also served as President of Eastern Associated Coal Corp. from 1991 to 1994, as Executive Vice President of Peabody Holding Company, Inc., a company also involved in coal operations, from 1994 to 1995, and as President and Chief Operating Officer of Peabody Holding Company, Inc. from 1995 to 1998. Since 1998, Mr. Lilly has served as President and Chief Executive Officer of Vulcan Coal Holdings, LLC, a natural resources investment company which focuses its investment activities in western coal operations which present no conflict of interest to our operations. He has served as a director of Penn Virginia Corporation since February 1999 and also serves as a director of Vulcan Coal Holdings, Inc.

   A. James Dearlove is the Chief Executive Officer and a Director of our general partner. He has served in various capacities with Penn Virginia Corporation since 1977, including as Vice President from 1986 to 1992, Senior Vice President from 1992 to 1994 and President since 1994. Mr. Dearlove was elected to the board of directors of Penn Virginia Corporation in February 1996 and was appointed Chief Executive Officer of Penn Virginia Corporation in May 1996. He also serves as a director of the Powell River Project and the National Council of Coal Lessors.

   John P. Desbarres is a Director of our general partner. He is currently a private investor and leadership consultant residing in Rancho Palos Verdes, California. From 1991 to 1995 he served as the former Chairman, President and Chief Executive Officer of Transco Energy Company, an energy company which merged with The Williams Companies, Inc. in 1995. Mr. Desbarres serves as a director of American Electric Power, Inc. ("AEP") and Texas Eastern Products Pipeline, Inc., the general partner of TEPPCO Partners, LP ("TPP"). He serves as chairman of the AEP Compensation Committee of the Board and serves as a member of the AEP Nuclear Oversight Committee. He also serves as chairman of the TPP Special Committee and serves on the Compensation and Audit Committees of the TPP Board.

   James R. Montague is a Director of our general partner. From 1996 to June 2001 he served as President of two subsidiaries of International Paper Company:
IP Petroleum Company, an exploration, production, oil and gas company, and GCO Minerals Company, a company that manages International Paper Company's mineral holdings. Mr. Montague is currently retired.

   Keith D. Horton is the President, Chief Operating Officer and a Director of our general partner. He has served in various capacities with Penn Virginia Corporation since 1981, as Vice President from 1996 to 1999, as Vice President of Eastern Operations from 1999 to 2000 and as Executive Vice President from 2000 to the present. Mr. Horton was elected as Executive Vice President and to the board of directors of Penn Virginia Corporation in December 2000. Mr. Horton serves as Chairman of the Central Appalachian Section of the Society of Mining Engineers. He also serves as a director of the Virginia Mining Association, Powell River Project and Virginia Coal Council.

   Nancy M. Snyder is the Vice President, General Counsel and a Director of our general partner. She has served as a Vice President of Penn Virginia Corporation since December 2000 and as its Corporate Secretary and General Counsel since 1997. From 1995 until 1997, Ms. Snyder was in private practice as a solo practitioner in the areas of corporate and securities law.

   Frank A. Pici is the Vice President and Chief Financial Officer of our general partner. From 1996 to August 2001, Mr. Pici was Vice President Finance and Chief Financial Officer with Mariner Energy, Inc., an energy company. Prior to 1996, he served in various capacities with Cabot Oil & Gas Corporation, including Director, Internal Audit from 1992 to 1994 and Corporate Controller from 1994 to 1996.

   Forrest W. McNair is the Vice President and Controller of our general partner. He has served as a financial reporting manager with Penn Virginia Corporation since September 1998. From May 1997 to September 1998, Mr. McNair was a manager, special projects, and was involved in corporate planning and acquisitions with Southwest Royalties, Inc., a company which primarily deals in oil and gas and real estate, and has a well servicing company. From 1988 to May 1997, Mr. McNair was employed by Decosimo and Company, LLP, a public accounting firm and served as a manager of such company, primarily concentrating in the energy and real estate industries, from 1996 until 1997.

Reimbursement of Expenses of the General Partner

   Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Executive Compensation

   We and our general partner were both formed in July 2001. Accordingly, our general partner paid no compensation to its directors and officers with respect to the 2000 fiscal year. No obligations were accrued in respect of management incentive or retirement benefits for the directors and officers with respect to the 2000 fiscal year. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans which may be established by the general partner or its affiliates in the future.

   In addition to the grants made under the long-term incentive plan described below, Penn Virginia Resource LP Corp. has agreed to transfer approximately 18,800 common units to certain key employees of the general partner and Penn Virginia Corporation after consummation of the offering. The compensation expense incurred in connection with these grants will not be allocated to the partnership.

Compensation of Directors

   No additional remuneration will be paid to officers or employees of our general partner who also serve as directors. Our general partner anticipates that each independent director will receive a combination of cash and units as compensation for services rendered, including for attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.

Severance Arrangements

   None of the executive officers or members of senior management of our general partner have entered into employment agreements. The general partner does, however, intend to institute a severance policy which will provide that all officers whose employment is terminated following a change of control will be entitled to receive certain payments based on the officer's salary, length of service and age.

Long-Term Incentive Plan

   General. The general partner intends to adopt a long-term incentive plan for employees and directors of the general partner and its affiliates who perform services for us. The summary of the proposed long-term incentive plan contained below does not purport to be complete but outlines its material provisions.

   The long-term incentive plan will be administered by the compensation committee of the general partner's board of directors. The compensation committee may delegate its powers and duties under the long-term incentive plan to the chief executive officer of the general partner. We will reimburse the general partner for all payments made pursuant to the programs described below. Grants may be made either of restricted units, phantom units or options to purchase common units. Common units to be delivered upon the vesting of restricted units, common units, if any, to be issued upon the vesting of phantom units, or common units to be issued upon exercise of a unit option will be acquired by the general partner in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from Penn Virginia Corporation or any other third party, including units newly issued by us, or units already owned by the general partner, or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the cost incurred in acquiring these common units or in paying cash in lieu of common units upon vesting of the phantom units. If we issue new common units upon payment of the restricted units, phantom units or unit options instead of purchasing them, the total number of common units outstanding will increase. The aggregate number of units reserved for issuance under the long-term incentive plan is 300,000. We anticipate making aggregate initial grants to independent directors of up to 12,000 restricted units or phantom units following the closing of the offering of the common units.

   Restricted Units. The compensation committee will determine which employees and directors will be granted restricted units, the number of restricted units granted each participant, the restricted period and the conditions under which the restricted units may become vested or forfeited. The compensation committee may determine to accelerate the vesting of a participant's restricted units based upon the achievement of specified performance goals. However, if a grantee's employment is terminated for any reason prior to the vesting of any restricted units, those restricted units will be automatically forfeited, unless the compensation committee, in its sole discretion, provides otherwise. In addition, vested restricted units will not be payable before the conversion of any subordinated units and will only become payable upon, and in the same proportion as, the conversion of subordinated units into common units.

   The issuance of the common units pursuant to the restricted unit plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the common units. Therefore, no consideration will be payable by the plan participants upon receipt of the common units, and we will receive no remuneration for these units.

   Phantom Units. The compensation committee will determine which employees and directors will be granted phantom units, the number of phantom units granted each participant, the restricted period and the conditions under which the phantom units may become vested or forfeited. The compensation committee may determine to accelerate the vesting of a participant's phantom units based upon the development of specified performance goals. However, if a grantee's employment is terminated for any reason prior to the vesting of any phantom units, those phantom units will be automatically forfeited, unless the compensation committee, in its sole discretion, provides otherwise. In addition, vested phantom units will not be payable before the conversion of any subordinated units and will only become payable upon, and in the same proportion as, the conversion of subordinated units into common units. Following the subordination period, the compensation committee, in its discretion, may grant distribution equivalent rights with respect to phantom units.

   The issuance of the phantom units is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the common units. Therefore, no consideration will be payable by the plan participants upon receipt of the common units, and we will receive no remuneration for these units.

   Options. The compensation committee will determine whether or not to make option grants to employees and directors. When granted, options will have an exercise price set by the compensation committee which may be above, below or equal to the fair market value of a common unit on the date of grant. Unit options, if any, granted during the subordination period will become exercisable upon, and in the same proportion as, the conversion of the subordinated units to common units, or at a later date as determined by the compensation committee in its sole discretion.

   The general partner's board of directors, in its discretion, may terminate the long-term incentive plan. The general partner's board of directors will also have the right to alter or amend the long-term incentive plan or any part of it from time to time, subject to unitholder approval as required by the securities exchange upon which the common units may be listed at that time; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the affected participant. In addition, the general partner may, in its discretion, establish such additional compensation and incentive arrangements as it deems appropriate to motivate and reward its employees. The general partner will be reimbursed for all compensation expenses incurred on our behalf.

Short-Term Incentive Plan

   The general partner also intends to adopt a short-term incentive plan for management and other salaried employees who perform services for us. The short-term incentive plan will be administered by the compensation committee. The proposed short-term incentive plan is designed to enhance our financial performance by rewarding management and salaried employees with cash awards for achieving certain annual performance objectives, including partnership financial targets, individual performance targets or a combination of both. The annual performance objective for each year will be recommended by the compensation committee of the board of directors. Individual participants and payments each year will be determined by and in the discretion of the compensation committee, and the compensation committee will be able to amend the plan at any time.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the beneficial ownership of units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of the general partner and by all directors and executive officers of the general partner as a group. Penn Virginia Resource LP Corp. and Kanawha Rail Corp. are owned by Penn Virginia Holding Corp., which is owned by Penn Virginia Corporation. The address of Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Resource LP Corp. and Kanawha Rail Corp. is One Radnor Corporate Center, 100 Matsonford Road, Suite 200, Radnor, Pennsylvania 19087.

                                          Percentage                Percentage
                                              of                        of
                          Common Units   Common Units Subordinated Subordinated  Percentage of
                             to be          to be     Units to be  Units to be  Total Units to
                          Beneficially   Beneficially Beneficially Beneficially be Beneficially
Name of Beneficial Owner     Owned          Owned        Owned        Owned          Owned
------------------------  ------------   ------------ ------------ ------------ ---------------
Penn Virginia Resource
 LP Corp.(1)............   1,139,411(2)      14.9%     7,580,235       99.1%         57.0%
Kanawha Rail Corp.(1)...      10,469          0.1%        69,645        0.9%          0.5%
Peter B. Lilly..........      15,000(3)       0.2%             0          0             *
A. James Dearlove.......       4,000(3)         *              0          0             *
John P. Desbarres.......      10,000(3)       0.1%             0          0             *
James R. Montague.......         500(3)         *              0          0             *
Keith D. Horton.........       2,000(3)         *              0          0             *
Nancy M. Snyder.........       1,000(3)         *              0          0             *
Frank A. Pici...........       1,000(3)         *              0          0             *
Forrest W. McNair.......       1,000(3)         *              0          0             *
All directors and
 executive officers as a
 group (8 persons)......      34,500(3)       0.5%             0          0             *

--------
*  less than 0.1%.
(1) Penn Virginia Corporation is the ultimate parent company of Penn Virginia Resource LP Corp. and Kanawha Rail Corp. and, as such, Penn Virginia Corporation may be deemed to beneficially own the units held by Penn Virginia Resource LP Corp. and Kanawha Rail Corp.
(2) Includes 18,800 common units to be transferred to certain key employees of the general partner and Penn Virginia Corporation after the consummation of the offering. See "Management--Executive Compensation."
(3) Represents common units expected to be purchased in the directed unit program.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   After this offering, our general partner will own the 2% general partner interest in Penn Virginia Resource Partners. Penn Virginia Resource GP, LLC's ability, as general partner, to manage and operate us, effectively gives it the ability to veto some of our actions and to control our management.

Distributions and Payments to the General Partner and its Affiliates

   The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of Penn Virginia Resource Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

                                Formation Stage

The consideration received by our
general partner and its affiliates
for the transfer of their
interests in the operating company
to us, an aggregate cash capital
contribution of $5,000 and the
cancellation of our debt in excess
of $115.6 million..................  .  1,149,880 common units and 7,649,880 subordinated units;

                                     .  the 2% general partner interest in
                                        Penn Virginia Resource Partners;

                                     .  $115.6 million of the net proceeds of
                                        the offering of the common units and
                                        the term loan facility of our credit
                                        agreement;

                                     .  $7.2 million distribution to an
                                        affiliate of our general partner; and

                                     .  the incentive distribution rights.

                               Operational Stage

Distributions of available cash to
our general partner................  Cash distributions will generally be made
                                     98% to the unitholders and 2% to the
                                     general partner. In addition, if
                                     distributions exceed the target levels,
                                     our general partner will be entitled to
                                     increasing percentages of the
                                     distributions, up to 50% of the
                                     distributions above the highest target
                                     level.

                                     Assuming we have sufficient available
                                     cash to pay the full minimum quarterly
                                     distribution on all of our outstanding
                                     units for four quarters, our general
                                     partner would receive distributions of
                                     approximately $624,000 on its 2% general partner interest and a distribution of approximately $16.5 million on its common and subordinated units.

Payments to our general partner
and its affiliates.................  Our general partner and its affiliates will not receive any management fee or
                                     other compensation for the management of our partnership other than distributions pursuant to incentive distribution rights. Our general partner and its affiliates will be reimbursed, however, for all direct and indirect expenses incurred on our behalf.

Withdrawal or removal of our
general partner....................  If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Partnership Agreement--Withdrawal or Removal of the General Partner."

                               Liquidation Stage

Liquidation........................  Upon our liquidation, the partners, including our general partner, will be
                                     entitled to receive liquidating
                                     distributions according to their
                                     particular capital account balances.

Rights of Our General Partner

   Upon consummation of this offering, our general partner and its affiliates will own 1,149,880 common units and 7,649,880 subordinated units, representing an approximate 56% limited partner interest in Penn Virginia Resources Partners. In addition, our general partner will own the 2% general partner interest in Penn Virginia Resources Partners. Through our general partner's ability, as general partner, to manage and operate our business and our general partner's and Penn Virginia Corporation's affiliates ownership of all of the outstanding subordinated units, the general partner will control the management of our business.

Agreements Governing the Transactions

   We, our general partner, the operating company and some other related parties will enter into the various documents and agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and we cannot assure you that they, or that any of the transactions which they provide for, will be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

   Concurrently with the closing of the offering of the common units, we will enter into an agreement with Penn Virginia Corporation and our general partner that will govern potential competition among us and the other parties to the agreement.

   Penn Virginia Corporation will agree, and will cause its controlled affiliates to agree, not to engage in the businesses of: (1) owning, mining, processing, marketing or transporting coal, (2) owning, acquiring or leasing coal reserves or (3) growing, harvesting or selling timber, unless it first offers us the opportunity to acquire these businesses or assets and the board of directors of the general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue such opportunity or acquisition. In addition, Penn Virginia Corporation will be able to purchase any business which includes the purchase of coal reserves, timber and/or infrastructure relating to the production or transportation of coal if the majority value of such business is not derived from owning, mining, processing, marketing or transporting coal or growing, harvesting or selling timber. If Penn Virginia Corporation makes any such acquisition, it must offer us the opportunity to purchase the coal reserves, timber or related infrastructure following the acquisition and the conflicts committee will determine whether the partnership should pursue the opportunity. The restriction will not apply to the assets and businesses retained by Penn Virginia Corporation at the closing of the offering. The restriction will terminate upon a change in control of Penn Virginia Corporation or Penn Virginia Resource GP, LLC. Except as provided above, Penn Virginia Corporation and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us.

   The omnibus agreement also provides that Penn Virginia Corporation will indemnify us for (i) all tax liabilities attributable to the operation of the partnership's assets prior to the closing of this offering and (ii) up to $10 million for environmental liabilities arising from conduct prior to the closing of this offering and discovered within three years of closing of the offering. Liabilities resulting from a change in law after the closing of the offering are excluded from the environmental indemnity.

   The omnibus agreement may not be amended without the concurrence of the conflicts committee if the proposed amendment will, in the reasonable discretion of the general partner, adversely affect holders of common units.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

   Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Penn Virginia Corporation), on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

   The partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to our partnership in resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and our partnership or any other partner, on the other, our general partner will resolve that conflict. A conflicts committee of the board of directors of our general partner will, at the request of our general partner, review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to us if that resolution is:

  . approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

  . on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  . fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

   In resolving a conflict, our general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

  . the relative interests of the parties involved in the conflict or affected by the action;

  . any customary or accepted industry practices or historical dealings with a particular person or entity; and

  . generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

   Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

   The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters, including:

  .  amount and timing of asset purchases and sales;

  .  cash expenditures;

  .  borrowings;

  .  the issuance of additional units; and

  .  the creation, reduction or increase of reserves in any quarter.

   In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

  . enabling our general partner to receive distributions on any subordinated units held by our general partner or the incentive distribution rights; or

  .  hastening the expiration of the subordination period.

   The partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

   We will not have any officers or employees and will rely solely on officers and employees of our general partner, its affiliates and the employees of the subsidiaries. Affiliates of our general partner will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner will not be required to work full time on our affairs. These officers will devote significant time to the affairs of Penn Virginia Corporation or its affiliates and will be compensated by these affiliates for the services rendered to them.

We will reimburse our general partner and its affiliates for expenses.

   We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Our general partner intends to limit its liability regarding our obligations.

   Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to some or all of our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner' fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

   Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

   The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

   All of these transactions entered into after the sale of the common units offered in this offering are to be on terms which are fair and reasonable to us.

   Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's limited call right.

   Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a common unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, see "The Partnership Agreement--Limited Call Right."

We may not choose to retain separate counsel for ourselves or for the holders of common units.

   The attorneys, independent auditors and others who have performed services for us regarding the offering have been retained by our general partner, its affiliates and us and may continue to be retained by our general partner, its affiliates and us after the offering. Attorneys, independent auditors and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, after the sale of the common units offered in this prospectus, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner's affiliates may compete with us.

   The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in the omnibus agreement, affiliates of our general partner will not be prohibited from engaging in activities in which they compete directly with us. We refer you to "Certain Relationships and Related Transactions--Omnibus Agreement."

Fiduciary Duties Owed to Unitholders by Our General Partner Are Prescribed by Law and the Partnership Agreement

   Our general partner is accountable to us and our unitholders as fiduciaries. The Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by a general partner to limited partners and the partnership.

   In order to induce our general partner to manage our business, the partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty
standards..................  Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

                             The Delaware Act generally provides that a limited partner may institute legal action on behalf of the limited partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement
modified standards.........  The partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires and it shall have no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

                             The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable" our general partner may consider the interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner shall not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

                             In addition to the other more specific provisions limiting the obligations of our general partner, the partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

   In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

   We are required to indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. This indemnification is required if our general partner or any of these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. Indemnification is required for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. See "The Partnership Agreement--Indemnification."

                        DESCRIPTION OF THE COMMON UNITS

The Units

   The common units and the subordinated units represent limited partner interests in Penn Virginia Resource Partners. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, see "Cash Distribution Policy" and "Description of Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, see "The Partnership Agreement."

Transfer Agent and Registrar

   Duties. American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

  . surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  .  special charges for services requested by a holder of a common unit; and

  .  other similar fees or charges.

   There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

   Resignation or Removal. The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

   The transfer of the common units to persons who purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. The form of transfer application is set forth as Appendix B to this prospectus and is also set forth on the reverse side of the certificates representing units. By executing and delivering a transfer application, the transferee of common units:

  . becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

  . automatically requests admission as a substituted limited partner in our partnership;

  . agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

  . represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

  . grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in the partnership agreement; and

  .  makes the consents and waivers contained in the partnership agreement.

   An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

   Transfer applications may be completed, executed and delivered by a transferee's broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders' rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

   Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

  .  the right to assign the common unit to a purchaser or other transferee;
     and

  . the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

   Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

  . will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

  . may not receive some federal income tax information or reports furnished to record holders of common units.

   The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

   Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

                     DESCRIPTION OF THE SUBORDINATED UNITS

   The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. See "Cash Distribution Policy."

Conversion of Subordinated Units

   The subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after September 30, 2006 in which each of the following events occur:

  . distributions of available cash from operating surplus on each of the common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  . the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  . there are no arrearages in payment of the minimum quarterly distribution on the common units.

   Before the end of the subordination period, 25% of the subordinated units will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after September 30, 2004 and 25% of the subordinated units will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after September 30, 2005 if at the end of the applicable quarter each of the following three events occurs:

  . distributions of available cash from operating surplus on each of the common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  . the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  . there are no arrearages in payment of the minimum quarterly distribution on the common units.

provided, however, that the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

   Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if Penn Virginia Resource GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

  . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  . our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Voting Rights

   Holders of subordinated units will sometimes vote as a single class together with the holders of common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

  .  a sale or exchange of all or substantially all of our assets;

  . the election of a successor general partner in connection with the removal of our general partner;

  .  a dissolution or reconstitution of our partnership;

  .  a merger of our partnership;

  .  the issuance of limited partner interests in some circumstances; and

  . some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

   The subordinated units are not entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

  . the affirmative vote of 66 2/3% of all outstanding units voting as a single class; and

  . the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

   Under the partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Distributions Upon Liquidation

   If we liquidate during the subordination period, in some circumstances holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss recognized by us in liquidating its assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of our partnership.

                           THE PARTNERSHIP AGREEMENT

   The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of limited liability company agreement of the operating company is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the forms of these agreements upon request at no charge. Unless the context otherwise requires, references in this prospectus to the "partnership agreement" constitute references to the partnership agreement of Penn Virginia Resource Partners and the limited liability company agreement of the operating company, collectively.

   We summarize the following provisions of our partnership agreement elsewhere in this prospectus.

  . With regard to the transfer of common units, see "Description of the Common Units--Transfer of Common Units."

  . With regard to distributions of available cash, see "Cash Distribution Policy."

  . With regard to allocations of taxable income and taxable loss, see "Material Tax Considerations."

Organization

   Our partnership was formed on July 9, 2001 and will have a perpetual existence.

Purpose

   Our purpose under our partnership agreement is limited to serving as a member of the operating company and engaging in any business activities that may be engaged in by the operating company or its subsidiaries or that are approved by our general partner. The limited liability company agreement of the operating company provides that the operating company may, directly or indirectly, engage in:

  . operations as conducted by the operating company and its predecessors immediately before the offering;

  . any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

  . any activity that enhances the operations of an activity that is described in either of the preceding two clauses.

   Although our general partner has the ability to cause us and the operating company or its subsidiaries to engage in activities other than the ownership, harvest and sale of timber and the ownership of coal reserves and related infrastructure and the leasing of those reserves and related infrastructure to mine operators in exchange for royalties from the sale of coal mined from our reserves, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

   Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our general partner (and, if appointed, a liquidator), a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for some types of amendment of, and consents and waivers under, our partnership agreement. See below under "--Amendment of the Partnership Agreement."

Capital Contributions

   Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

Limited Liability

   Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

  .  to remove or replace the general partner;

  .  to approve some amendments to our partnership agreement; or

  .  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

   Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

   Our subsidiaries will initially conduct business in three states: Virginia, West Virginia and Kentucky. Maintenance of limited liability for Penn Virginia Resource Partners, as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

   Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 3,825,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. We have no present intention to issue additional units.

   During the subordination period or thereafter, we may issue an unlimited number of common units as follows:

  .  upon exercise of the underwriters' overallotment option;

  .  upon conversion of the subordinated units;

  .  under employee benefit plans;

  . upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of our general partner;

  .  in the event of a combination or subdivision of common units; or

  . to finance an acquisition or a capital improvement that the general partner determines would have resulted, on a pro forma basis, in an increase in adjusted operating surplus on a per unit basis for the preceding four-quarter period.

   It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

   In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

   Upon issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

   General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved:

  . during the subordination period, by a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

  .  after the subordination period, by a majority of the common units.

   We refer to the voting provisions described above as a "unit majority."

   Prohibited Amendments. No amendment may be made that would:

  . enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

  . enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent our general partner, which may be given or withheld in its sole discretion;

  .  change the term of our partnership;

  . provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

  . give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

   The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 56% of the outstanding units.

   No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

  . a change in our name, the location of our principal place of our business, the registered agent or registered office;

  . the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  . a change that, in the sole discretion of our general partner, is necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  . an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

  . subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional limited or general partner interests;

  . any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  . an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  . any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

  .  a change in our fiscal year or taxable year and related changes; and

  . any other amendments substantially similar to any of the matters described in the clauses above.

   In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in its discretion:

  . do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

  . are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  . are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in the best interests of us and our limited partners;

  . are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  . are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

   Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "--No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership or cause us, the operating company or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

   Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

   Our general partner is generally prohibited, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of our assets or the assets of our subsidiaries; provided that our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the partnership agreement are satisfied, our general partner may merge our partnership or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

   Without the approval of a unit majority, our general partner is prohibited from consenting on our behalf to any amendment to the limited liability company agreement of our operating company or taking any action on our behalf permitted to be taken by a member of our operating company, in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Termination and Dissolution

   We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  . the election of our general partner to dissolve us, if approved by the holders of a unit majority;

  . the sale, exchange or other disposition of all or substantially all of the assets and properties of our partnership and the subsidiaries;

  .  the entry of a decree of judicial dissolution of our partnership; or

  . the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

   Upon a dissolution under the last clause above, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute our partnership and continue its business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by a unit majority, subject to receipt by us of an opinion of counsel to the effect that:

  . the action would not result in the loss of limited liability of any limited partner; and

  . neither our partnership, the reconstituted limited partnership, nor the operating company would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

   Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy-- Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

   Except as described below, our general partner has agreed not to withdraw voluntarily as general partner of our partnership prior to September 30, 2011 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2011, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interests in our partnership without the approval of the unitholders. See "--Transfer of General Partner Interest."

   Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue the business of Penn Virginia Resource Partners and to appoint a successor general partner. See "--Termination and Dissolution."

   Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

   Our partnership agreement also provides that if Penn Virginia Resource GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

  . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  . the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

   In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

   If the above-described option is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

   In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for our benefit.

Transfer of General Partner Interest

   Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

  . an affiliate of our general partner (other than an individual); or

  . another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to September 30, 2011 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. Our general partner and its affiliates may at any time, however, transfer units to one or more persons, other than us, without unitholder approval.

Transfer of Incentive Distribution Rights

   Our general partner or a later holder of the incentive distribution rights may transfer the incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such other entity or the transfer by such holder or its affiliates, of all or substantially all of its assets to another entity, without the prior approval of the unitholders; provided that the transferee agrees to be bound by the provisions of the partnership agreement. Prior to September 30, 2011, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner or its affiliates. On or after September 30, 2011, the incentive distribution rights will be freely transferable.

Transfer of Ownership Interests in the General Partner

   At any time, the members of our general partner may sell or transfer all or part of their member interests in our general partner without the approval of the unitholders.

Change of Management Provisions

   Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Penn Virginia Resource GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

   Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  . our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

   If at any time persons other than our general partner and its affiliates do not own more than 20% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

  . the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

  . the current market price as of the date three days before the date the notice is mailed.

   As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See "Material Tax Considerations--Disposition of Common Units."

Meetings; Voting

   Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

   Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

   Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. See "--Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

   Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

   Except as described above under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

   An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. See "-- Meetings; Voting." Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. See "Description of the Common Units--Transfer of Common Units."

Non-Citizen Assignees; Redemption

   If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

   Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  . our general partner;

  . any departing general partner;

  . any person who is or was an affiliate of a general partner or any departing general partner;

  . any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

  . any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

   Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

   Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

   We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

   We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

   Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  . a current list of the name and last known address of each partner;

  . a copy of our tax returns;

  . information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  . copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

  . information regarding the status of our business and financial condition;
    and

  . any other information regarding our affairs as is just and reasonable.

   Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

   Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Penn Virginia Resource GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

                         UNITS ELIGIBLE FOR FUTURE SALE

   After the sale of the common units offered hereby, affiliates of Penn Virginia Corporation will hold an aggregate of 1,149,880 common units and 7,649,880 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

   The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  . 1% of the total number of the securities outstanding; or

  . the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

   Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

   Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 3,825,000 additional common units or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement--Issuance of Additional Securities."

   Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement--Issuance of Additional Securities."

   Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Penn Virginia Resource GP, LLC will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

   Penn Virginia Corporation and its affiliates, including our partnership, our operating company, our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

                          MATERIAL TAX CONSIDERATIONS

   This section addresses all of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in this section, is the opinion of Vinson & Elkins L.L.P., special counsel to our general partner and us, insofar as it relates to legal conclusions with respect to United States federal income tax matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which may be changed. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Penn Virginia Resource Partners and the operating company.

   This section does not comment on all federal income tax matters affecting us or the unitholders. It focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of common units.

   All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section are the opinion of Vinson & Elkins L.L.P., unless otherwise noted, and are based upon the accuracy of representations made by us.

   No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the price at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of Penn Virginia Resource Partners, or an investment in Penn Virginia Resource Partners, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

   For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

  . the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales");

  . whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "--Disposition of Common Units--Allocations Between Transferors and Transferees"); and

  . whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

   Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of coal and timber. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4.0% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that more than 90% of our gross income constitutes qualifying income.

   No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Penn Virginia Resource Partners or the operating company for federal income tax purposes. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, applicable regulations, published revenue rulings and court decisions and the representations described below, Penn Virginia Resource Partners will be classified as a partnership and the operating company will be disregarded as an entity separate from Penn Virginia Resource Partners for federal income tax purposes.

   In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

  . Neither Penn Virginia Resource Partners or the operating company will elect to be treated as an association or corporation; and

  . For each taxable year, more than 90% of our gross income will be income from sources that our counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

   If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Penn Virginia Resource Partners so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

   The remainder of this section is based on the conclusion of Vinson & Elkins L.L.P. stated above that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

   Unitholders who have become limited partners of Penn Virginia Resource Partners will be treated as partners of Penn Virginia Resource Partners for federal income tax purposes. Also:

  . assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

  . unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Penn Virginia Resource Partners for federal income tax purposes.

   As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to these units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. We strongly recommend that these holders consult their own tax advisors with respect to their status as partners in Penn Virginia Resource Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, a unitholder may be allocated income from us even if he has not received a cash distribution. Each unitholder will be required to include in income his share of Penn Virginia Resource Partners income, gain, loss and deduction for the taxable year of Penn Virginia Resource Partners ending with or within his taxable year.

   Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses."

   Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 assets." To that extent, he will be treated as having received his proportionate share of our Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 assets deemed relinquished in the exchange.

   Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in the offering who holds those common units from the date of closing of the offering through December 31, 2005, will be allocated an amount of federal taxable income for that period that will be less than 50% of the cash distributed with respect to that period. A substantial portion of the income that will be allocated to a unitholder is expected to be long-term capital gain which for individuals is subject to a significantly lower maximum federal income tax rate (currently 20%) than ordinary income (currently taxable at a maximum rate of 38.6%). If a unitholder is an individual taxable at the maximum rate of 38.6% on ordinary income, the effect of this lower capital gains rate is to produce an after tax return to the unitholder which is the same as if the amount of federal taxable income allocated to the unitholder for that period were less than 30% of the cash distributed to the unitholder for that period. We anticipate that after the taxable year ending December 31, 2004, the ratio of taxable income allocable to cash distributions to the unitholders will increase. As described elsewhere in this discussion, a portion of that income is expected to be long term capital gain which is subject to a lower tax rate than ordinary income. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

   Basis of Common Units. A unitholder's initial tax basis for his common units generally will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share of our nonrecourse liabilities, generally based on his share of our profits. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

   Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Similarly, a unitholder's share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

  . interest on indebtedness properly allocable to property held for investment;

  .  our interest expense attributed to portfolio income; and

  . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

   Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and then to the general partner.

   Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

   Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder's distributive share of an item of income, gain, loss or deduction.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  . any of our income, gain, loss or deduction with respect to those units would not be reportable by him;

  . any cash distributions received by him for those units would be fully taxable; and

  . all of these distributions would appear to be treated as ordinary income.

   Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read also "--Disposition of Common Units-- Recognition of Gain or Loss."

   Alternative Minimum Tax. Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals in effect at July 1, 2001 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2001 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

   Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations-- Uniformity of Units."

   Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, as defined in the partnership agreement, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Tax Treatment of Operations--Uniformity of Units."

   A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

   The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations made by us will not be successfully challenged by the IRS and the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We will use the year ending December 31 as our taxable year and we will adopt the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

   Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis established for that property will be borne by the general partner. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property subsequently acquired or constructed by us may be depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture those deductions as ordinary income upon a sale of his units in us. Please read "-- Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

   Costs incurred in organizing Penn Virginia Resource Partners may be amortized over any period selected by us not shorter than 60 months. The costs incurred in promoting the issuance of units (known as syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of Penn Virginia Resource Partners. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under applicable regulations, the underwriting discounts and commissions we incur will be treated as syndication expenses.

   Coal Income. Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of coal may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(c) provides that if the owner of coal held for more than one year disposes of that coal under a contract by virtue of which the owner retains an economic interest in the coal, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read "--Sales of Coal Reserves or Timberland." In computing such gain or loss, the amount realized is reduced by the adjusted depletion basis in the coal, determined as described in "--Coal Depletion." For purposes of
Section 631(c), the coal generally is deemed to be disposed of on the day on which the coal is mined.

   Our royalties from coal leases generally will be treated as proceeds from sales of coal to which Section 631 applies. Accordingly, the difference between the royalties paid to us by the lessees and the adjusted depletion basis in the extracted coal generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read "--Sales of Coal Reserves or Timberland". Our royalties that do not qualify under Section 631(c) generally will be taxable as ordinary income in the year of sale.

   Coal Depletion. In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%. If
Section 631(c) applies to the disposition of the coal, however, we are not eligible for percentage depletion. Please read "--Coal Income."

   Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Please read "--Tax Consequences of Unit Ownership-- Alternative Minimum Tax." In addition, a corporate unitholder's allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner's allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

   Timber Income. Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of timber may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(b) provides that if the owner of timber (including a holder of a contract right to cut timber) held for more than one year disposes of that timber under any contract by virtue of which the owner retains an economic interest in the timber, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read "--Sales of Coal Reserves or Timberland." In computing such gain or loss, the amount realized is reduced by the adjusted basis in the timber, determined as described in "--Timber Depletion." For purposes of
Section 631(b), the timber generally is deemed to be disposed of on the day on which the timber is cut (which is generally deemed to be the date when, in the ordinary course of business, the quantity of the timber cut is first definitely determined).

   Proceeds we receive from standing timber sales generally will be treated as sales of timber to which Section 631 applies. Accordingly, the difference between those proceeds and the adjusted basis in the timber sold generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read "--Sales of Coal Reserves and Timberland." Gains from sale of timber by the Partnership that do not qualify under Section 631 generally will be taxable as ordinary income in the year of sale.

   Timber Depletion. Timber is subject to cost depletion and is not subject to accelerated cost recovery, depreciation or percentage depletion. Timber depletion is determined with respect to each separate timber account (containing timber located in a timber "block") and is equal to the product obtained by multiplying the units of timber cut by a fraction, the numerator of which is the aggregate adjusted basis of all timber included in such account and the denominator of which is the total number of timber units in such timber account. The depletion allowance so calculated represents the adjusted tax basis of such timber for purposes of determining gain or loss on disposition. The tax basis of timber in each timber account is reduced by the depletion allowance for such account.

   Sales of Coal Reserves or Timberland. If any coal reserves or timberland are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves or the particular tract of timberland sold are held by us:

  . for sale to customers in the ordinary course of business (i.e., we are a "dealer" with respect to that property),

  . for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code or

  . as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

   In determining dealer status with respect to coal reserves, timberland and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

   We intend to hold our coal reserves and timberland for the purposes of generating cash flow from coal royalties and periodic harvesting and sale of timber and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves and timberland consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales, nor significant marketing, improvement or subdivision activity in connection with any strategic sales. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a "dealer" in coal reserves or timberland.

   If we are not a dealer with respect to our coal reserves or our timberland and we have held the disposed property for more than one year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

   A unitholder's distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

   If we are not a dealer with respect to our coal reserves or a particular tract of timberland, and that property is not used in a trade or business, the property will be a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period in such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

   Upon a disposition of coal reserves or timberland, a portion of the gain, if any, equal to the lesser of (i) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses, or (ii) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

   Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our non-recourse liabilities. Because the amount realized includes a unitholder's share of our non-recourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Under the ruling, upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, recently finalized regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred provided that he consistently uses that method for all subsequent unit transactions. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock but, under the recently finalized regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the new regulations.

   Provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  .  a short sale;

  .  an offsetting notional principal contract; or

  . a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units in the open market may be allocated income, gain, loss and deduction realized after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

   A unitholder who owns units at any time during a quarter and who disposes of those units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Notification Requirements. A person who purchases units from a unitholder is required to notify us in writing of that purchase within 30 days after the purchase and in any event by no later than January 15 of the year following the calendar year in which the purchase occurred. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

   Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months' of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under
Section 743, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A significant portion of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of units. As a consequence they will be required to file federal tax returns for their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals from actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

   Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

   Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that any of those conventions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as the Tax Matters Partner of Penn Virginia Resource Partners.

   The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

   Nominee Reporting. Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

  . the name, address and taxpayer identification number of the beneficial owner and the nominee;

  . whether the beneficial owner is a person that is not a United States person, a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity;

  . the amount and description of units held, acquired or transferred for the beneficial owner; and

  . specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, the general partner, as the principal organizer of us, has applied to register us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

   We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish this registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. In addition, unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

   Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000

($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  .  for which there is, or was, "substantial authority"; or

  . as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Kentucky, Virginia and West Virginia. Each of these states currently imposes a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership--Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

    INVESTMENT IN PENN VIRGINIA RESOURCE PARTNERS BY EMPLOYEE BENEFIT PLANS

   An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  .  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  . whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

  . whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

   The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

   Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

   In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

   The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

     (a) the equity interests acquired by employee benefit plans are publicly offered securities--i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

     (b) the entity is an "operating company,"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

     (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

   Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

   Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

   Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below have severally agreed to purchase from us the respective number of common units opposite their names below.

                                                                     Number of
      Underwriters                                                  Common Units
      ------------                                                  ------------
      Lehman Brothers Inc..........................................  1,300,000
      UBS Warburg LLC..............................................  1,300,000
      Banc of America Securities LLC...............................  1,300,000
      Dain Rauscher Incorporated...................................  1,300,000
      First Union Securities, Inc. ................................  1,300,000
                                                                     ---------
        Total......................................................  6,500,000
                                                                     =========

   The underwriting agreement provides that the underwriters' obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

   The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is 6.619% of the initial price to public.

                                                              No        Full
                                                           Exercise   Exercise
                                                          ---------- -----------
      Per unit........................................... $     1.39 $      1.39
      Total.............................................. $9,035,000 $10,390,250

   In addition to the underwriting fee, we will pay a fee equal to $520,000 to Lehman Brothers Inc. and UBS Warburg LLC for advisory services in connection with the evaluation, analysis and structuring of our partnership.

   We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $0.85 per unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   At the request of Penn Virginia Resource Partners, the underwriters have reserved up to 200,000 common units for sale under a directed unit program to officers, directors, employees, business associates and persons otherwise connected to Penn Virginia Corporation and its affiliates. The number of common units available for sale to the general public will be reduced to the extent these persons purchase reserved common units.

   Penn Virginia Corporation, Penn Virginia Resource Partners and certain of their affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that may be required to be made in respect of these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed unit program referred to above, including liabilities under the Securities Act.

   We have granted to the underwriters an option to purchase up to an aggregate of 975,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

   Penn Virginia Corporation and its affiliates, including our partnership, the operating company, the general partner and the directors and executive officers of the general partner, have agreed that they will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

  .  the sale of common units to the underwriters;

  . our ability to issue units to non-employee directors or units or options under our long-term incentive plan; or

  . up to 1,500,000 common units issued in connection with acquisitions, provided that the recipients of those common units agree to be bound by the restrictions described above.

   Lehman Brothers Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

   In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

  . Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

   The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PVR."

   Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included the following:

  . the information set forth in this prospectus and otherwise available to the representatives;

  .  market conditions for initial public offerings;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  our prospects for future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

   We estimate that total expenses of the offering, other than underwriting discounts and commissions and the advisory fee, will be approximately $4.1 million.

   Some of the underwriters and their affiliates have from time to time provided investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.

   Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

   No sales to accounts of which the underwriter exercises discretionary authority may be made without the prior written approval of the customer.

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, the information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding to purchase any units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

   Wachovia Corporation conducts its investment banking, institutional and capital markets business through its various bank, broker-dealer and non-bank subsidiaries (including one of the underwriters, First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of the underwriter, which may or may not be participating as a selling dealer in the distribution of the common units.


                          VALIDITY OF THE COMMON UNITS

   The validity of the common units will be passed upon for Penn Virginia Resource Partners by Nancy M. Snyder, Vice President and General Counsel of our general partner, and by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

                                    EXPERTS

   The following financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports: (i) the Penn Virginia Coal Business; (ii) Penn Virginia Resource Partners, L.P.; and (iii) Penn Virginia Resource GP, LLC.

   The reserve report and estimates of our proven and probable coal reserves included in this prospectus have, to the extent described in this prospectus, been prepared by us and audited by Marshall Miller & Associates. A summary of these estimates contained in the coal reserve audit summary report of Marshall Miller & Associates has been included in this prospectus as Appendix E in reliance upon that firm as an expert with respect to the measurement of coal reserves.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including its exhibits and schedules. You may desire to review the full text of any contracts, agreements or other documents filed as exhibits to the registration statement for a more complete description of the matter involved. The registration statement, including the exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public

Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

   As a result of the offering, we will file periodic reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates, or obtained from the SEC's web site on the Internet at http://www.sec.gov.

   We intend to furnish our unitholders annual reports containing audited financial statements and furnish or make available quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

                           FORWARD-LOOKING STATEMENTS

   Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

   Such forward-looking statements include, among other things, statements regarding capital expenditures, acquisitions and dispositions, expected commencement dates of coal mining, projected quantities of future coal production by our lessees producing coal from our reserves leased, projected demand or supply for coal which will affect sales levels, prices and royalties realized by us.

   These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number or risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

   Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

  .  the cost of finding new coal reserves;

  .  the ability to acquire coal reserves on satisfactory terms;

  .  the price for which such reserves can be sold;

  .  the volatility of commodity prices for coal;

  . the risks associated with having or not having price risk management programs;

  .  our ability to lease new and existing coal reserves;

  . the ability of our lessees to produce sufficient quantities of coal on an economic basis from our reserves;

  . the ability of lessees to obtain favorable contracts for coal produced from our reserves;

  . competition among producers in the coal industry generally and in Central Appalachia in particular;

  . the extent to which the amount and quality of actual production differs from estimated recoverable coal reserves;

  .  unanticipated geological problems;

  .  availability of required materials and equipment;

  . the occurrence of unusual weather events or operating conditions including force majeure;

  . the failure of equipment or processes to operate in accordance with specifications or expectations;

  .  delays in anticipated start-up dates;

  .  environmental risks affecting the mining of coal reserves;

  .  the timing of receipt of necessary governmental permits;

  .  labor relations and costs;

  .  accidents;

  . changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators;

  . risks and uncertainties relating to general domestic and international economic (including inflation and interest rates) and political conditions;

  . the experience and financial condition of lessees of coal reserves, including their ability to satisfy their royalty, environmental, reclamation and other obligations to us and others; and

  .  changes in financial market conditions.

   Many of such factors are beyond our ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Penn Virginia Resource Partners, L.P. Unaudited Pro Forma Financial
 Statements:

  Introduction............................................................  F-2

  Pro Forma Balance Sheet as of June 30, 2001.............................  F-3

  Pro Forma Statement of Income for the year ended December 31, 2000......  F-4

  Pro Forma Statement of Income for the six months ended June 30, 2001....  F-5

  Notes to Pro Forma Financial Statements.................................  F-6

Penn Virginia Coal Business Combined Financial Statements:

  Report of Independent Public Accountants................................  F-9

  Combined Balance Sheets as of December 31, 1999, 2000 and June 30,
   2001................................................................... F-10

  Combined Statements of Income and Owner's Equity for the years ended
   December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, respectively................................................. F-11

  Combined Statements of Cash Flows for the years ended December 31, 1998,
   1999 and 2000 and the six months ended June 30, 2000 and 2001, respectively........................................................... F-12

  Notes to Combined Financial Statements.................................. F-13

Penn Virginia Resource Partners, L.P. Balance Sheet:

  Report of Independent Public Accountants................................ F-25

  Balance Sheet as of July 18, 2001....................................... F-26

  Note to Balance Sheet................................................... F-27

Penn Virginia Resource GP, LLC Balance Sheet:

  Report of Independent Public Accountants................................ F-28

  Balance Sheet as of September 6, 2001................................... F-29

  Note to Balance Sheet................................................... F-30

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

   Following are the unaudited pro forma financial statements of Penn Virginia Resource Partners, L.P. ("Penn Virginia Resource Partners"), a newly formed limited partnership, as of June 30, 2001 and for the year ended December 31, 2000 and the six months ended June 30, 2001. The pro forma balance sheet assumes that the offering occurred as of June 30, 2001, and the pro forma statements of income assume that the offering occurred on January 1, 2000. These transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the financial statements and related notes included elsewhere in the prospectus.

   The pro forma balance sheet and the pro forma statements of income were derived by adjusting the historical financial statements of the Penn Virginia Coal Business, which includes substantially all of the assets, liabilities and operations of Penn Virginia Corporation's ("Penn Virginia") coal business. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as contemplated. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Penn Virginia Resource Partners had the offering actually been completed as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Penn Virginia Resource Partners for any future date or period.

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                       PRO FORMA BALANCE SHEET--UNAUDITED

                                 June 30, 2001
                                 (in thousands)

                                            Historical Adjustments    Pro Forma
                                            ---------- -----------    ---------
                  ASSETS
Current assets:
  Cash.....................................  $    684   $ 136,500 (A) $    684
                                                           24,300 (B)
                                                          (24,300)(B)
                                                          (13,700)(C)
                                                         (115,589)(D)
                                                           (7,211)(E)
  U.S. Treasury notes......................       --       24,300 (B)   24,300
  Accounts receivable......................       370                      370
  Current portion of long-term notes
   receivable..............................       461                      461
  Other current assets.....................       378                      378
                                             --------   ---------     --------
    Total current assets...................  $  1,893   $  24,300     $ 26,193
Property and equipment.....................  $116,282                 $116,282
Less: Accumulated depreciation, depletion
 and amortization..........................    10,039                   10,039
                                             --------   ---------     --------
Net property and equipment.................  $106,243                 $106,243
Long-term notes receivable, net of current
 portion...................................     1,999                    1,999
Long-term receivable--affiliate............    69,612     (69,612)(F)      --
Long-term prepaid minimums and other.......     1,481         300 (C)    1,781
                                             --------   ---------     --------
    Total assets...........................  $181,228   $ (45,012)    $136,216
                                             ========   =========     ========
          LIABILITIES AND CAPITAL
Current liabilities:
  Short-term line of credit................  $    --                  $    --
  Accounts payable.........................       113                      113
  Accrued expenses.........................       432                      432
                                             --------   ---------     --------
    Total current liabilities..............  $    545                 $    545
Deferred income............................     2,809                    2,809
Other liabilities..........................       238                      238
Deferred income taxes......................     1,618      (1,618)(G)      --
Long-term debt--affiliate..................   141,643    (141,643)(D)      --
Term loan facility.........................       --       24,300 (B)   24,300
Commitments and contingencies
Owner's equity.............................    34,375      26,054 (D)      --
                                                           (7,211)(E)
                                                          (69,612)(F)
                                                            1,618 (G)
                                                           14,776 (H)
Partners' capital:
  Common units held by public (6,500,000
   common units, subject to a limited call
   right if not more than 20% of all
   outstanding common units are held by the
   public).................................       --      136,500 (A)  123,100
                                                          (13,400)(C)
  Common units held by affiliates of Penn
   Virginia (1,149,880 common units,
   subject to a limited call right if not
   more than 20% of all outstanding common
   units are held by the public)...........       --       (1,865)(H)   (1,865)

  Subordinated units (7,649,880
   subordinated units).....................       --      (12,405)(H)  (12,405)
  General partner interest.................       --         (506)(H)     (506)
                                             --------   ---------     --------
    Total liabilities and capital..........  $181,228   $ (45,012)    $136,216
                                             ========   =========     ========

           See accompanying notes to pro forma financial statements.

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                     PRO FORMA INCOME STATEMENT--UNAUDITED

                          Year Ended December 31, 2000
                      (in thousands--except per unit data)

                                         Historical Adjustments   Pro Forma
                                         ---------- -----------   ----------
Revenues:
  Coal royalties.......................   $24,308                 $   24,308
  Timber...............................     2,388                      2,388
  Coal services........................     1,385                      1,385
  Minimum rentals......................       819                        819
  Gain on sale of property and
   equipment...........................       897                        897
  Other................................       392                        392
                                          -------     -------     ----------
    Total revenues.....................   $30,189                 $   30,189
Operating costs and expenses:
  Lease expenses.......................   $ 1,634                 $    1,634
  Exploration and development..........       394                        394
  Taxes other than income..............       663                        663
  General and administrative...........     4,847                      4,847(I)
  Depreciation, depletion and
   amortization........................     2,047                      2,047
  Other................................       789                        789
                                          -------     -------     ----------
    Total operating costs and
     expenses..........................   $10,374                 $   10,374
                                          -------     -------     ----------
Operating income.......................   $19,815                 $   19,815
Other income (expense):
  Interest expense.....................    (7,670)      6,625 (J)     (1,045)
  Interest income......................     4,685      (3,341)(K)      1,344
  Other income.........................        12                         12
                                          -------     -------     ----------
Income before taxes....................   $16,842     $ 3,284     $   20,126
  Income tax expense...................     5,287      (5,287)(L)        --
                                          -------     -------     ----------
Net income.............................   $11,555     $ 8,571     $   20,126
                                          =======     =======     ==========
General partner's interest in net
 income................................                           $      403
                                                                  ==========
Limited partners' interest in net
 income................................                           $   19,723
                                                                  ==========
Net income per limited partners' unit..                           $     1.29
                                                                  ==========
Weighted average number of limited
 partners' units outstanding...........                           15,299,760(M)
                                                                  ==========

           See accompanying notes to pro forma financial statements.

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                     PRO FORMA INCOME STATEMENT--UNAUDITED

                         Six Months Ended June 30, 2001
                      (in thousands--except per unit data)

                                         Historical Adjustments   Pro Forma
                                         ---------- -----------   ----------
Revenues:
  Coal royalties.......................   $15,261                 $   15,261
  Timber...............................       758                        758
  Coal services........................     1,016                      1,016
  Minimum rentals......................       941                        941
  Gain on sale of property and
   equipment...........................        26                         26
  Other................................       442                        442
                                          -------     -------     ----------
    Total revenues.....................   $18,444                 $   18,444
Operating costs and expenses:
  Lease expenses.......................   $ 1,096                 $    1,096
  Exploration and development..........        96                         96
  Taxes other than income..............       347                        347
  General and administrative...........     2,333                      2,333(I)
  Depreciation, depletion and
   amortization........................     1,271                      1,271
  Other................................       305                        305
                                          -------     -------     ----------
    Total operating costs and
     expenses..........................   $ 5,448                 $    5,448
                                          -------     -------     ----------
Operating income.......................   $12,996                 $   12,996
Other income (expense):
  Interest expense.....................    (4,019)      3,500 (J)       (519)
  Interest income......................     2,748      (2,111)(K)        637
  Other income.........................       --                         --
                                          -------     -------     ----------
Income before taxes....................   $11,725     $ 1,389     $   13,114
  Income tax expense...................     4,043      (4,043)(L)        --
                                          -------     -------     ----------
Net income.............................   $ 7,682     $ 5,432     $   13,114
                                          =======     =======     ==========
General partner's interest in net
 income................................                           $      262
                                                                  ==========
Limited partners' interest in net
 income................................                           $   12,852
                                                                  ==========
Net income per limited partners' unit..                           $     0.84
                                                                  ==========
Weighted average number of limited
 partners' units outstanding...........                           15,299,760(M)
                                                                  ==========

           See accompanying notes to pro forma financial statements.

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (unaudited)

  Offering and Transactions

   The pro forma financial statements reflect the closing of the following transactions:

  -- The transfer of the assets and liabilities of the Penn Virginia Coal
     Business to Penn Virginia Resource Partners and its affiliates in exchange for the issuance by Penn Virginia Resource Partners of 1,149,880 common units, 7,649,880 subordinated units, the incentive distribution rights and the 2% general partner interest in Penn Virginia Resource Partners;

  -- The public offering by Penn Virginia Resource Partners of 6,500,000 common units at an initial public offering price of $21.00 per common unit resulting in aggregate gross proceeds to Penn Virginia Resource Partners of $136.5 million;

  -- The repayment of $115.6 million of debt owed to Penn Virginia and its affiliates;

  --  The distribution of $7.2 million to an affiliate of Penn Virginia; and

  -- The payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $13.7 million.

  Pro Forma Adjustments to Balance Sheet

  (A) Reflects proceeds to Penn Virginia Resource Partners of $136.5 million from the issuance and sale of 6,500,000 common units at an initial public offering price of $21.00 per unit.

  (B) Reflects the proceeds from the term loan facility of $24.3 million and the corresponding purchase of U.S. Treasury Notes of $24.3 million.

  (C) Reflects the payment of debt financing fees of $300,000 and underwriting commissions and fees and other offering fees and expenses of $13.4 million. The debt financing fees will be capitalized and amortized and the underwriting commissions and offering expenses will be allocated to the common units.

  (D) Represents the repayment of $115.6 million of debt owed to Penn Virginia and its affiliates and the cancellation of the remaining $26.1 million of debt owed to Penn Virginia and its affiliates.

  (E)  Represents a distribution of $7.2 million to an affiliate of Penn
       Virginia.

  (F)  Represents the cancellation of a long-term receivable from Penn
       Virginia.

  (G) Represents the retention by Penn Virginia of deferred income taxes as income taxes will be the responsibility of the unitholders and not Penn Virginia Resource Partners.

  (H) Represents the pro rata allocation of the net liabilities contributed by affiliates of Penn Virginia of $14.8 million, of which $1.9 million is allocated to the 1,149,880 common units to be held by an affiliate of Penn Virginia, $12.4 million is allocated to the 7,649,880 subordinated units and $506,000 is allocated to the 2% general partner interest, which has a dilutive effect equivalent to 312,225 units. The book value of the net liabilities contributed by affiliates of Penn Virginia as of June 30, 2001 is as follows:

                                                                 (in thousands)
                                                                 --------------
     Book value of net assets contributed by affiliates of Penn
      Virginia..................................................     $34,375
       Add: Income taxes retained by affiliates of Penn
        Virginia................................................       1,618
          Cancellation of note payable to affiliates of Penn
          Virginia..............................................      26,054
       Less: Cancellation of receivable from an affiliate of
        Penn Virginia...........................................      69,612
          Distribution to an affiliate of Penn Virginia.........       7,211
                                                                    --------
     Book value of net liabilities contributed by affiliates of
      Penn Virginia.............................................    $(14,776)
                                                                    ========

   Pro Forma Adjustments to Income Statements

  (I) Upon completion of the offering, Penn Virginia Resource Partners anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, accounting support services, annual and quarterly reports to unitholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $750,000. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs.

  (J) The pro forma adjustment to interest expense applicable to Penn Virginia Resource Partners is as follows:

                                                      Twelve months
                                                          ended     Six months
                                                      December 31,  ended June
                                                          2000       30, 2001
                                                      ------------- ----------
                                                           (in thousands)
     Affiliated interest expense(1)..................    $(7,662)    $(4,019)
     Bank debt ($24,300,000 drawn under term loan
      facility at an assumed rate of 2.83%)(2).......        687         344
     Commitment fee on revolving credit facility at
      an assumed annual rate of 0.5%.................        250         125
     Amortization of deferred debt financing fees....        100          50
                                                         -------     -------
       Pro forma adjustment to interest expense......    $ 6,625     $ 3,500
                                                         =======     =======

    --------
    (1) Represents the elimination of interest expense--affiliate as the intercompany notes payable to affiliates of Penn Virginia will be settled in connection with the offering.

    (2) The effects of fluctuations of 0.125% and 0.25% in annual interest rates in respect of the term loan facility on pro forma interest expense would have been approximately $30,000 and $60,000, respectively, for the year ended December 31, 2000 and approximately $15,000 and $30,000, respectively, for the six months ended June 30, 2001.

  (K) Represents the elimination of interest income--affiliate as the intercompany note receivable from Penn Virginia will be settled in connection with the offering.

  (L) Pro forma net income excludes federal and state income taxes as income taxes will be the responsibility of the unitholders and not Penn Virginia Resource Partners.

  (M) The weighted average limited partners' units outstanding used in the income per unit calculation includes the limited partners' common and subordinated units and excludes the general partner interest.

Pro Forma Net Income Per Unit

   Pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to holders of the common units and subordinated units, which is 98% of pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common units and subordinated units outstanding of 15,299,760 was assumed to have been outstanding since January 1, 2000. Pursuant to the partnership agreement, to the extent that the quarterly distribution exceeds certain thresholds, the general partner is entitled to certain incentive distributions which will result in less net income proportionately being allocated to the holders of the common units and subordinated units. The pro forma net income per unit assumes that no incentive distributions were made to the general partner for the periods presented. Basic and diluted pro forma net income per unit are equal as there are no dilutive units.

Supplemental Disclosure

   The proceeds from the term loan facility will be immediately invested in U.S. Treasury Notes. In calculating pro forma net income, we have not included interest income from the U.S. Treasury Notes. Assuming the U.S. Treasury Notes were purchased on January 1, 2000, the pro forma interest income applicable to Penn Virginia Resource Partners for the year ended December 31, 2000 and the six months ended June 30, 2001 is as follows:

                                                Year Ended     Six Months Ended
                                             December 31, 2000  June 30, 2001
                                             ----------------- ----------------
                                                       (in thousands)
Pro Forma Interest Income
  Six month U.S. Treasury Notes--$24,300,000
   bearing interest at an assumed annual
   rate of 2.33%............................       $566              $283

Description of Equity Interest in Penn Virginia Resource Partners

   The common units and the subordinated units represent limited partner interest in Penn Virginia Resource Partners. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Penn Virginia Resource Partners partnership agreement.

   The common units will have the right to receive a minimum quarterly distribution of $0.50 per unit, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. In addition, if the aggregate ownership of common and subordinated units owned by persons other than the general partner and its affiliates is less than 20%, the general partner will have a right to call the common units at a price which approximates fair market value.

   The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.50 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when Penn Virginia Resource Partners meets financial tests specified in the partnership agreement but generally cannot end before September 30, 2006.

   The general partner interest is entitled to at least 2% of all distributions made by Penn Virginia Resource Partners. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of Available Cash from Operating Surplus after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 15% up to 50%. The pro forma financial statements assume that no incentive distributions were made to the general partner. In subsequent periods, Penn Virginia Resource Partners will apply the hypothetical liquidation at book value method in allocating income to the various partnership interests.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Penn Virginia Corporation:

   We have audited the accompanying combined balance sheets of the Penn Virginia Coal Business as of December 31, 2000 and 1999, and the related combined statements of income and owner's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the combined financial statements referred to above present fairly, in all material aspects, the financial position of the Penn Virginia Coal Business as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
July 2, 2001

                          PENN VIRGINIA COAL BUSINESS

                            COMBINED BALANCE SHEETS
                                 (in thousands)

                                                    December 31,
                                                  -----------------  June 30,
                                                    1999     2000      2001
                                                  -------- -------- -----------
                                                                    (unaudited)
                     ASSETS
Current assets:
  Cash........................................... $  1,456 $    718  $    684
  Accounts receivable............................      897      736       370
  Current portion of long-term notes receivable..      400      439       461
  Other current assets...........................       67      238       378
                                                  -------- --------  --------
    Total current assets......................... $  2,820 $  2,131  $  1,893
Property and equipment........................... $ 82,304 $ 82,786  $116,282
  Less: Accumulated depreciation, depletion and
   amortization..................................    6,744    8,791    10,039
                                                  -------- --------  --------
     Net property and equipment.................. $ 75,560 $ 73,995  $106,243
Long-term note receivable, net of current
 portion.........................................    2,679    2,240     1,999
Long-term receivables--affiliate.................   27,306   56,131    69,612
Long-term prepaid minimums.......................    1,661    1,439     1,481
                                                  -------- --------  --------
    Total assets................................. $110,026 $135,936  $181,228
                                                  ======== ========  ========
         LIABILITIES AND OWNER'S EQUITY
Current Liabilities:
  Short-term line of credit...................... $    --  $    111  $    --
  Accounts payable...............................      231      102       113
  Accrued expenses...............................      465      685       432
                                                  -------- --------  --------
    Total current liabilities.................... $    696 $    898  $    545
Deferred income..................................    2,753    2,795     2,809
Other liabilities................................      460      264       238
Deferred income taxes............................    1,022      953     1,618
Long-term debt--affiliate........................   89,957  104,333   141,643
Commitments and contingencies (Note 11)
Owner's equity...................................   15,138   26,693    34,375
                                                  -------- --------  --------
    Total liabilities and owner's equity......... $110,026 $135,936  $181,228
                                                  ======== ========  ========

            See accompanying notes to combined financial statements.

                          PENN VIRGINIA COAL BUSINESS

                COMBINED STATEMENTS OF INCOME AND OWNER'S EQUITY
                                 (in thousands)

                                                                Six Months
                                  Year Ended December 31,     Ended June 30,
                                  --------------------------  ----------------
                                    1998     1999     2000     2000     2001
                                  --------  -------  -------  -------  -------
                                                                (unaudited)
Revenues:
  Coal royalties................. $ 10,774  $17,836  $24,308  $12,042  $15,261
  Timber.........................    1,711    1,948    2,388    1,340      758
  Coal services..................      --       982    1,385      808    1,016
  Minimum rentals................      843      230      819      819      941
  Gain on sale of property and
   equipment.....................       69      --       897       98       26
  Other..........................    1,171      354      392      419      442
                                  --------  -------  -------  -------  -------
    Total revenues............... $ 14,568  $21,350  $30,189  $15,526  $18,444
Operating costs and expenses:
  Lease expenses................. $     69  $   213  $ 1,634  $   739  $ 1,096
  Exploration and development....      549      268      394      151       96
  Taxes other than income........      352      506      663      330      347
  General and administrative.....    3,385    4,123    4,847    2,214    2,333
  Depreciation, depletion and
   amortization..................      589    1,269    2,047    1,027    1,271
  Other..........................      207      395      789      404      305
                                  --------  -------  -------  -------  -------
    Total operating costs and
     expenses.................... $  5,151  $ 6,774  $10,374  $ 4,865  $ 5,448
                                  --------  -------  -------  -------  -------
Operating income................. $  9,417  $14,576  $19,815  $10,661  $12,996
Other income (expense):
  Interest expense...............     (379)  (3,980)  (7,670)  (3,598)  (4,019)
  Interest income................    3,701    2,728    4,685    2,020    2,748
  Other income...................      432       61       12      --       --
                                  --------  -------  -------  -------  -------
Income before taxes.............. $ 13,171  $13,385  $16,842  $ 9,083  $11,725
  Income tax expense.............    4,355    4,116    5,287    2,972    4,043
                                  --------  -------  -------  -------  -------
Net income....................... $  8,816  $ 9,269  $11,555  $ 6,111  $ 7,682
                                  ========  =======  =======  =======  =======
Owner's equity
  Owner's equity--beginning of
   period........................ $ 37,840  $ 5,869  $15,138  $15,138  $26,693
  Net income.....................    8,816    9,269   11,555    6,111    7,682
  Treasury stock transaction with
   affiliate.....................  (36,894)     --       --       --       --
  Cash distributions to
   affiliate.....................   (3,893)     --       --       --       --
                                  --------  -------  -------  -------  -------
  Owner's equity--end of period.. $  5,869  $15,138  $26,693  $21,249  $34,375
                                  ========  =======  =======  =======  =======

            See accompanying notes to combined financial statements.

                          PENN VIRGINIA COAL BUSINESS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                            Six Months Ended
                                Year Ended December 31,         June 30,
                               ---------------------------  ------------------
                                1998      1999      2000      2000      2001
                               -------  --------  --------  --------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
Net income...................  $ 8,816  $  9,269  $ 11,555  $  6,111  $  7,682
Adjustments to reconcile
 operating income to net cash
 provided by operating
 activities:
  Depreciation, depletion and
   amortization..............      589     1,269     2,047     1,027     1,271
  Gain on sale of property
   and equipment.............      (69)      --       (897)      (98)      (26)
  Deferred income taxes......      878      (224)      (69)      (30)      665
  Noncash interest expense...      --      2,816     3,723     1,758     1,790
  Changes in operating assets
   and liabilities:
    Accounts receivable......      673      (574)      161       263       366
    Accounts payable.........      255      (133)     (128)     (231)       11
    Accrued expenses.........     (184)     (141)      219       (39)     (253)
    Other assets and
     liabilities.............     (349)      537      (103)     (408)     (194)
                               -------  --------  --------  --------  --------
    Net cash provided by
     operating activities....  $10,609  $ 12,819  $ 16,508  $  8,353  $ 11,312
Cash flows from investing
 activities:
  Payment received on long-
   term notes................  $ 2,253  $    364  $    400  $    199  $    219
  Receipts from (advances to)
   affiliate.................      457   (26,604)  (28,825)  (10,170)  (13,481)
  Proceeds from the sale of
   property and equipment....       71       --        900       100        65
  Acquisitions...............   (6,260)  (30,094)      --        --    (33,256)
  Other property and
   equipment expenditures....   (3,538)   (1,767)     (485)     (516)     (302)
                               -------  --------  --------  --------  --------
    Net cash used in
     investing activities....  $(7,017) $(58,101) $(28,010) $(10,387) $(46,755)
Cash flows from financing
 activities:
  Dividends paid to
   affiliate.................  $(3,893) $    --   $    --   $    --   $    --
  Proceeds from (repayments
   of) of line of credit.....      --        --        111       --       (111)
  Proceeds from (repayments
   of) borrowings--
   affiliate.................      120    45,897    10,653     1,288    35,520
                               -------  --------  --------  --------  --------
    Net cash provided by
     (used in) financing
     activities..............  $(3,773) $ 45,897  $ 10,764  $  1,288  $ 35,409
                               -------  --------  --------  --------  --------
Net increase (decrease) in
 cash........................  $  (181) $    615  $   (738) $   (746) $    (34)
Cash-beginning of period.....    1,022       841     1,456     1,456       718
                               -------  --------  --------  --------  --------
Cash-end of period...........  $   841  $  1,456  $    718  $    710  $    684
                               =======  ========  ========  ========  ========
Supplemental disclosures:
  Cash paid during the period
   for:
  Interest...................  $   379  $  3,980  $  7,670  $  1,735  $  2,229
  Income taxes...............    3,477     4,340     5,356       --      1,421
Noncash investing activities:
  Advance from affiliate for
   purchase of treasury
   stock.....................  $36,894  $    --   $    --   $    --   $    --
  Increase in long-term
   debt--affiliate...........      --      2,816     3,723     1,758     1,790

            See accompanying notes to combined financial statements.

                          PENN VIRGINIA COAL BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization

   Penn Virginia Corporation ("Penn Virginia"), through its wholly owned subsidiary Penn Virginia Coal Company, owns and leases land and mineral rights to coal reserves and timber located in Central Appalachia. In conjunction with the formation of Penn Virginia Resources Partners, L.P. (the "Partnership"), Penn Virginia intends to transfer most of the assets, liabilities and operations of its coal business (the "Penn Virginia Coal Business" or the "Company") to the Partnership in connection with the proposed public offering of limited partner units.

   Penn Virginia will retain certain assets, including its railcar rental operations and a note receivable received in connection with the sale of a short-line railroad in 1999. The retained assets and related operations have been excluded from the Penn Virginia Coal Business. The financial statements present the Penn Virginia Coal Business as if it had existed as a single entity separate from Penn Virginia during the periods presented.

   The Company enters into leases with various third-party operators for the right to mine coal reserves on the Company's land in exchange for royalty payments. The lessees make payments to the Company based on the higher of a percentage of the gross sales price or a fixed price per ton of coal they sell, with pre-established minimum monthly or annual payments. The Company also sells timber growing on its land and provides fee-based infrastructure facilities to certain of its lessees to enhance coal production and to generate additional coal services revenues.

2. Summary of Significant Accounting Policies

 Basis of Presentation

   The combined financial statements include the accounts of the Penn Virginia Coal Business. Intercompany balances and transactions within the Penn Virginia Coal Business have been eliminated. In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

 Unaudited Interim Information

   The unaudited interim combined financial statements as of June 30, 2001 and for the six months ended June 30, 2000 and 2001, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited interim combined financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results are not necessarily indicative of operating results for an entire year.

 New Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's financial position or results of operations. The Company currently does not use derivative instruments.

                          PENN VIRGINIA COAL BUSINESS

   In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently evaluating the effect of adopting Statement No. 143 on its financial statements and has not determined when it will adopt the standard.

   In December 1999, the Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101, as amended, summarizes the Commission's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The adoption of SAB No. 101 on October 1, 2000 did not have a material effect on the Company's financial position or results of operations.

 Use of Estimates

   Preparation of the accompanying combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Notes Receivable

   Notes receivable are recorded at cost, adjusted for amortization of discounts. Discounts are amortized over the life of the notes receivable using the effective interest rate method.

 Property and Equipment

   Property and equipment is carried at cost and includes expenditures for additions and improvements, such as roads and land improvements, which substantially increase the productive lives of existing assets. Maintenance and repair costs are expensed as incurred. Depreciation and amortization of property and equipment is generally computed using the straight-line method over their estimated useful lives, varying from 3 years to 20 years. Coal properties are depleted on an area by area basis at a rate based upon the cost of the mineral properties and estimated proven and probable tonnage therein. From time to time the Company carries out exploration and development activities at its coal properties in order to ascertain the quality and quantity of the coal. These exploration and development activities are expensed as incurred. When an asset is retired or sold, its cost and related accumulated depreciation and amortization are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as gain or loss.

   Timber and timberlands are stated at cost less depletion and amortization for timber previously harvested. The cost of the timber harvested is determined based on the volume of timber harvested in relation to the amount of estimated net merchantable volume, utilizing a single composite pool. The Company estimates its

                          PENN VIRGINIA COAL BUSINESS
timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types and other information gathering techniques. These estimates are updated annually and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively. Changes in these estimates have no effect on the Company's cash flow.

 Impairment of Long-Lived Assets

   The Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss must be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows. In this circumstance, the Company would recognize an impairment loss equal to the difference between the carrying value and the fair value of the asset. Fair value is estimated to be the present value of expected future net cash flows from proved reserves, utilizing a risk-adjusted rate of return.

 Long-Term Prepaid Minimums

   The Company leases a portion of its reserves from third parties which require monthly or annual minimum rental payments. The prepaid minimums are recoverable from future production and are deferred and charged to lease expenses as the coal is subsequently produced. The Company evaluates the recoverability of the prepaid minimums on a periodic basis; consequently, any prepaids that cannot be recouped are expensed.

 Concentration of Credit Risk

   Substantially all of the Company's accounts receivable at December 31, 2000 result from billings to third party companies in the coal industry. This concentration of customers may impact the Company's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or a lessee, the Company analyzes the entity's net worth, cash flows, earnings and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred by the Company on receivables have not been significant.

 Fair Value of Financial Instruments

   The Company's financial instruments consist of cash and cash equivalents, accounts receivable, note receivable, accounts payable and long-term debt. The carrying values of cash, accounts receivable and payable, and long-term debt approximate fair value. The fair value of the Company's note receivable at December 31, 1999 and 2000 was $5.6 million and $5.4 million, respectively.

 Revenues

   Coal Royalties. Coal royalty revenues are recognized on the basis of tons of coal sold by the Company's lessees and the corresponding revenue from those sales. Most coal leases are based on minimum monthly or annual payments, a minimum dollar royalty per ton and/or a percentage of the gross sales price.

   Timber. Timber is sold on a contract basis where independent contractors harvest and sell the timber and, from time to time, in a competitive bid process involving sales of standing timber on individual parcels. Timber revenues are recognized when the timber has been sold or harvested by the independent contractors. Title and risk of loss pass to the independent contractors upon the execution of the contract. In addition, if the contractors do not harvest the timber within the specified time period, the title of the timber reverts back to the Company with no refund of original payment.

                          PENN VIRGINIA COAL BUSINESS

   Coal Services. Coal services revenues are recognized when lessees use the Company's facilities for the processing and transportation of coal. Coal services revenues consist of fees collected from the Company's lessees for the use of the Company's loadout facility, coal preparation plant, dock loading facility and short-line railroad under operating lease agreements.

   Minimum Rentals. Most of the Company's lessees must make minimum monthly or annual payments which are generally recoupable over certain time periods. These minimum payments are recorded as deferred income. If the lessee recoups a minimum payment through production, the deferred income attributable to the minimum payment is recognized as coal royalty revenues. If a lessee fails to meet its minimum production for certain pre-determined time periods (the recoupment period), the deferred income attributable to the minimum payment is recognized as minimum rental revenues.

 Income Tax

   The Company's operations are included in Penn Virginia's consolidated federal and state income tax returns. The Company's income tax provisions are computed as though separate returns are filed. The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." This statement requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Using this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

3. Acquisitions

   In September 1999, the Company completed the purchase of fee mineral and lease rights for coal reserves and related assets from Carbon Industries in West Virginia for $30.0 million. The acquisition was funded with long-term borrowings from an affiliate. The acquired operations have been included in the Company's statements of income as of the closing date.

   In addition to the above acquisition, the Company completed coal reserve acquisitions in 1998 totaling $6.3 million.

   In June 2001, the Company completed a $33.1 million acquisition of coal reserves located in West Virginia from Penn Holdings, Inc. The acquisition was funded with long-term borrowings from an affiliate. The acquisition has existing productive operations which have been included in the Company's statements of income as of the closing date. (unaudited).

   The factors used by the Company to determine the fair market value of acquisitions include, but are not limited to, discounted future net cash flows on a risked-adjusted basis, geographic location, quality of resources and potential marketability.

4. Note Receivable

   At December 31, 1999 and 2000, the Company had one note receivable outstanding relating to the sale of coal properties located in Virginia in 1986. The note has a stated interest rate of 6.0% per annum and had an original principal amount of $15.0 million pursuant to which the Company receives quarterly payments through July 1, 2005. In addition, the Company owns a 50% residual interest in any royalty income generated on any of the coal properties sold which are mined after July 1, 2005.

                          PENN VIRGINIA COAL BUSINESS

   The note receivable matures as follows:

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
   Current....................................................... $  400 $  439
   Due after one year through five years.........................  2,037  2,240
   Thereafter....................................................    642    --
                                                                  ------ ------
                                                                  $3,079 $2,679
                                                                  ====== ======

5. Property and Equipment

   Property and equipment includes:

                                                    December 31,
                                                   ---------------  June 30,
                                                    1999    2000      2001
                                                   ------- ------- -----------
                                                   (in thousands)  (unaudited)
   Coal properties................................ $73,081 $72,952  $106,208
   Land...........................................   1,813   1,809     1,773
   Timber.........................................     202     188       188
   Other equipment................................   7,208   7,837     8,113
                                                   ------- -------  --------
                                                   $82,304 $82,786  $116,282
   Less: Accumulated depreciation, depletion and
    amortization..................................   6,744   8,791    10,039
                                                   ------- -------  --------
   Net property and equipment..................... $75,560 $73,995  $106,243
                                                   ======= =======  ========

6. Line of Credit

   The Company has a $500,000 line of credit with a financial institution which is a part of Penn Virginia's $5.0 million line of credit. The credit facility is due on December 31, 2001 and is renewable annually. The Company has an option to elect either a fixed rate LIBOR loan, floating rate LIBOR loan or base rate loan. The short-term line of credit had a balance of $0 and $111,000 at December 31, 1999 and 2000, respectively.

7. Related Party Transactions

 General and Administrative

   Penn Virginia charges its subsidiaries, including the Penn Virginia Coal Business, for certain corporate administrative expenses, which are allocable to the subsidiaries. When allocating general corporate expenses, consideration is given to operating margins, property and equipment, payroll and general corporate overhead. Any direct costs are charged directly to the Company. Total corporate administrative expenses charged to the Company totaled $1.2 million, $1.5 million and $1.8 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $0.9 million and $1.1 million for the six months ended June 30, 2000 and 2001. These costs are reflected in general and administrative expenses in the accompanying combined statements of income. Management believes the allocation methodologies used are reasonable. In management's estimation, general and administrative expenses would have been approximately $750,000 higher on an annual basis if the Company were a separate publicly traded partnership.

                          PENN VIRGINIA COAL BUSINESS

 Long-term debt--affiliate

   The Company's long-term debt--affiliate consists of the following:

                                                   December 31,
                                                 ----------------  June 30,
                                                  1999     2000      2001
                                                 ------- -------- -----------
                                                  (in thousands)  (unaudited)
   Note Payable--Penn Virginia Equities
    Corp.(a).................................... $50,247 $ 60,900  $ 96,420
   Note Payable--Penn Virginia Holding
    Corp.(b)....................................  39,710   43,433    45,223
                                                 ------- --------  --------
     Total long-term debt--affiliate............ $89,957 $104,333  $141,643
                                                 ======= ========  ========

  --------
  (a) The Company finances its working capital requirements and its capital expenditures through an unsecured promissory note payable to Penn Virginia Equities Corporation, a wholly owned subsidiary of Penn Virginia. The note bears interest at the prime rate and is due upon demand; however, Penn Virginia Equities Corporation has committed to not require payment of the note prior to December 31, 2002.
  (b) During 1998, the Company acquired 810 shares of its own stock owned by Penn Virginia Holding Corp., a wholly owned subsidiary of Penn Virginia, in exchange for an unsecured promissory note totaling $36.9 million. The note bears interest at the prime rate and is due December 31, 2003.

   Affiliated interest expense was $0.4 million, $4.0 million and $7.7 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $3.6 million and $4.0 million for the six months ended June 30, 2000 and 2001, respectively.

 Long-term receivables--affiliate

   The Company advances its cash receipts from operations to Penn Virginia so that Penn Virginia may centrally manage cash funding requirements for its consolidated group. These advances are evidenced by a promissory note that bears interest at the prime rate and is due February 28, 2003.

   Affiliated interest income was $0.3 million, $1.4 million and $3.4 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $1.4 million and $2.1 million for the six months ended June 30, 2000 and 2001, respectively.

                          PENN VIRGINIA COAL BUSINESS

8. Income Taxes

   The provision for income taxes is comprised of the following:

                                                         Year Ended December
                                                                 31,
                                                         ----------------------
                                                          1998    1999    2000
                                                         ------  ------  ------
                                                            (in thousands)
   Current income taxes:
     Federal............................................ $3,379  $4,340  $5,356
     State..............................................     98     --      --
                                                         ------  ------  ------
       Total current.................................... $3,477  $4,340  $5,356
   Deferred income taxes:
     Federal............................................ $  931  $ (224) $  191
     State..............................................    (53)    --     (260)
                                                         ------  ------  ------
       Total deferred................................... $  878  $ (224) $  (69)
                                                         ------  ------  ------
   Total income tax expense............................. $4,355  $4,116  $5,287
                                                         ======  ======  ======

   The difference between the taxes computed by applying the statutory tax rate to income from operations before income taxes and the Company's reported income tax expense is as follows:

                                                       Year Ended December
                                                               31,
                                                       ----------------------
                                                        1998    1999    2000
                                                       ------  ------  ------
                                                          (in thousands)
   Computed at federal statutory tax rate............. $4,610  $4,685  $5,895
   State income taxes, net of federal income tax
    benefit...........................................     29     --     (169)
   Percentage depletion...............................   (298)   (414)   (234)
   Other, net.........................................     14    (155)   (205)
                                                       ------  ------  ------
     Total income tax expense......................... $4,355  $4,116  $5,287
                                                       ======  ======  ======

   The principal components of the Company's net deferred income tax liability is as follows:

                                                               December 31,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
                                                              (in thousands)
   Deferred tax assets:
     Other long-term liabilities............................. $ 1,132  $ 1,149
     State tax loss carry forwards...........................     592      705
     Other...................................................     692      595
                                                              -------  -------
       Total deferred tax assets............................. $ 2,416  $ 2,449
   Deferred tax liabilities:
     Notes receivable........................................  (1,169)    (891)
     Other property and equipment............................  (2,197)  (2,507)
     Other...................................................     (72)      (4)
                                                              -------  -------
       Total deferred tax liabilities........................ $(3,438) $(3,402)
                                                              -------  -------
   Net deferred tax liability................................ $(1,022) $  (953)
   Less: Net current deferred income tax assets..............     --       --
                                                              -------  -------
   Net non-current deferred tax liability.................... $(1,022) $  (953)
                                                              =======  =======

                          PENN VIRGINIA COAL BUSINESS

   The Company has various state tax loss carryforwards of $7.9 million, which, if unused, will expire between 2018 and 2020.

9. Pension Plans and Other Post-Retirement Benefits

   Certain of the Company's employees are covered by a pension plan and other post-retirement benefit plans provided by Penn Virginia.

   Penn Virginia provided a noncontributory, defined benefit pension plan, which was frozen in 1996, and early retirement programs (the "Plans") for eligible employees. Benefits under the Plans were based on the employee's average annual compensation and years of service. Penn Virginia also sponsors a defined benefit post-retirement plan that covers employees hired prior to January 1, 1991 who retire from active service. The plan provides medical benefits for the retirees and the retirees' dependents and life insurance for the retirees. The medical coverage is noncontributory for retirees who retired prior to January 1, 1991 and may be contributory for retirees who retire after December 31, 1990.

   The expense related to the Company's employees for these benefit plans was less than $0.1 million for each of the three years ended December 31, 1998, 1999 and 2000 and is reported in general and administrative expense in the accompanying combined statements of income.

10. Stock Option and Stock Ownership Plans

 Stock Option Plans

   The Company does not issue stock options; however, Penn Virginia has several stock option plans (collectively known as the "Stock Option Plans") which allow incentive and nonqualified stock options to be granted to key employees and officers of the Company. Options granted under the Stock Option Plans may be exercised at any time after one year and prior to ten years following the grant, subject to special rules that apply in the event of death, retirement and/or termination of an optionee. The exercise price of all options granted under the Stock Option Plans is at the fair market value of the Company's stock on the date of the grant.

   The following table summarizes information for stock options granted to Company employees under Penn Virginia's Stock Option Plans.

                                   1998                   1999                   2000
                          ---------------------- ---------------------- ----------------------
                          Shares                 Shares                 Shares
                           Under  Weighted Avg.   Under  Weighted Avg.   Under  Weighted Avg.
                          Options Exercise Price Options Exercise Price Options Exercise Price
                          ------- -------------- ------- -------------- ------- --------------
Outstanding, Beginning
 of year................  153,000     $18.46     165,000     $19.09     184,000     $19.22
Granted.................   12,000     $27.06      19,000     $20.38       9,000     $17.38
Exercised...............      --      $  --          --      $  --       71,700     $18.21
Cancelled...............      --      $  --          --      $  --        1,500     $27.06
                          -------                -------                -------
Outstanding, End of
 year...................  165,000     $19.09     184,000     $19.22     119,800     $19.53
                          =======                =======                =======
Weighted average of fair
 value of options
 granted during
 the year...............              $ 5.02                 $ 6.02                 $ 8.50

                          PENN VIRGINIA COAL BUSINESS

   The following table summarizes certain information regarding stock options outstanding at December 31, 2000:

                       Options Outstanding                Options Exercisable
            ------------------------------------------ -------------------------
 Range of     Number     Weighted Avg.   Weighted Avg.   Number    Weighted Avg.
 Exercise   Outstanding    Remaining       Exercise    Exercisable   Exercise
  Price     at 12/31/00 Contractual Life     Price     at 12/31/00     Price
 --------   ----------- ---------------- ------------- ----------- -------------
$15 to $19    58,000          5.6           $16.88       49,000       $16.79
$20 to $24    54,800          6.5           $21.49       54,800       $21.49
$25 to $30     7,000          7.1           $26.06        7,000       $26.06

   Penn Virginia applies the intrinsic value method for reporting compensation expense pursuant to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" to its stock-based compensation plans. Had compensation expense for the Company's stock-based compensation plans been determined in accordance with the fair value method pursuant to SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's pro forma net income would have been as follows:

                                                           1998   1999   2000
                                                          ------ ------ -------
Net Income (in thousands)................................ $8,780 $9,192 $11,502

   The fair value of the options granted during 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 5.2 percent to 5.4 percent, (b) expected volatility of 37.0 percent, (c) risk-free interest rate of 6.9 percent to 7.0 percent and (d) expected life of eight years.

   The fair value of the options granted during 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 4.4 percent to 4.6 percent, (b) expected volatility of 38.6 percent, (c) risk-free interest rate of 4.8 percent to 4.9 percent and (d) expected life of eight years.

   The fair value of the options granted during 1998 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 3.4 percent to 4.2 percent, (b) expected volatility of 37.7 percent to 38.8 percent, (c) risk-free interest rate of 4.7 percent to 5.7 percent and (d) expected life of eight years.

   The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

 Employees' Stock Ownership Plan

   In 1996, Penn Virginia's Board of Directors extended the Employees' Stock Ownership Plan ("ESOP"). All Company employees with one year of service are participants. The ESOP is designed to enable employees of the Company to accumulate Penn Virginia stock ownership. There are no employee contributions and participants receive an allocation of stock that has been contributed by Penn Virginia. Compensation costs related to the Company's employees are reported in general and administrative expense when such shares are released to employees and were less than $0.1 million for each of the three years ended December 31, 1998, 1999 and 2000.

11. Commitments and Contingencies

 Rental Commitments

   Minimum annual rental commitments payable by the Company under all coal property non-cancelable operating leases in effect at December 31, 2000 were $330,000 per year. The rental commitments relate to coal reserves leased by the Company and do not expire until the reserves have been exhausted.

                          PENN VIRGINIA COAL BUSINESS

 Legal

   The Company is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Company management believes these claims will not have a material effect on the Company's financial position, liquidity or operations.

 Environmental Compliance

   The operations of our lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. The terms of the Company's coal property leases impose liability for all environmental and reclamation liabilities arising under those laws and regulations on the relevant lessees. The lessees are bonded and have indemnified the Company against any and all future environmental liabilities. The Company regularly visits the coal property leases to monitor their lessee's compliance with environmental laws and regulations, as well as reviewing mine activities. Management believes that the Company's lessees will be able to comply with existing regulations and does not expect any material impact on its financial condition or results of operations. The Company has neither incurred, nor is aware of, any material environmental charges imposed on it related to its coal properties for the years ended December 31, 2000, 1999 and 1998.

12. Major Customers

   The Company depends on a few groups of lessees for a significant portion of its revenues. Revenues from major customers which exceed ten percent of total revenues are as follows:

                                                Year Ended December 31,
                                       -----------------------------------------
                                           1998          1999          2000
                                       ------------- ------------- -------------
                                       Revenues  %   Revenues  %   Revenues  %
                                       -------- ---- -------- ---- -------- ----
                                                (dollars in thousands)
Lessee A..............................  $2,487  17.1  $5,605  26.3  $6,788  22.5
Lessee B..............................   2,785  19.1   2,914  13.6   5,086  16.8
Lessee C..............................   3,434  23.6   3,435  16.1   4,389  14.5

13. Segment Information

   Segment information has been prepared in accordance with SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information." The Company's coal operations are organized along its natural resource and coal services operations. The Company's reportable segments are as follows:

 Coal Royalty

   The coal royalty segment is engaged in managing the Company's coal properties in the Central Appalachian region of the United States.

 Timber

   The Company's timber segment is engaged in the selling of standing timber on the Company's properties.

 Coal Services

   The Company's coal services segment consists of fees charged to its lessees for the use of the Company's unit train loadout facility, coal preparation plants, dock loading facility and short-line railroad.

                          PENN VIRGINIA COAL BUSINESS

   The following is a summary of certain financial information relating to the Company's segments:

                                     Coal            Coal
                                   Royalty  Timber Services  Other   Combined
                                   -------- ------ -------- -------  --------
                                                (in thousands)
For the year ended December 31,
 1998
Revenues.......................... $ 12,857 $1,711  $  --   $   --   $ 14,568
Operating costs and expenses......    2,868    237     257    1,200     4,562
Depreciation, depletion and
 amortization.....................      581      8     --       --        589
                                   -------- ------  ------  -------  --------
Operating income (loss)........... $  9,408 $1,466  $ (257) $(1,200) $  9,417
                                   ======== ======  ======  =======
Interest expense..................                                       (379)
Interest income...................                                      3,701
Other income......................                                        432
                                                                     --------
Income before taxes...............                                   $ 13,171
                                                                     ========
Total assets...................... $ 46,586 $  206  $3,523  $   --   $ 50,315
Capital expenditures..............    6,571    --    3,227      --      9,798

For the year ended December 31,
 1999
Revenues.......................... $ 18,420 $1,948  $  982  $   --   $ 21,350
Operating costs and expenses......    3,253    457     295    1,500     5,505
Depreciation, depletion and
 amortization.....................    1,037      9     223      --      1,269
                                   -------- ------  ------  -------  --------
Operating income (loss)........... $ 14,130 $1,482  $  464  $(1,500) $ 14,576
                                   ======== ======  ======  =======
Interest expense..................                                     (3,980)
Interest income...................                                      2,728
Other income......................                                         61
                                                                     --------
Income before taxes...............                                   $ 13,385
                                                                     ========
Total assets...................... $104,368 $  197  $5,461  $   --   $110,026
Capital expenditures..............   30,016    --    1,845      --     31,861

For the year ended December 31,
 2000
Revenues.......................... $ 26,416 $2,388  $1,385  $   --   $ 30,189
Operating costs and expenses......    5,653    453     421    1,800     8,327
Depreciation, depletion and
 amortization.....................    1,741      9     297      --      2,047
                                   -------- ------  ------  -------  --------
Operating income (loss)........... $ 19,022 $1,926  $  667  $(1,800) $ 19,815
                                   ======== ======  ======  =======
Interest expense..................                                     (7,670)
Interest income...................                                      4,685
Other income......................                                         12
                                                                     --------
Income before taxes...............                                   $ 16,842
                                                                     ========
Total assets...................... $129,862 $  188  $5,886  $   --   $135,936
Capital expenditures..............      126    --      359      --        485

                          PENN VIRGINIA COAL BUSINESS

                                     Coal            Coal
                                   Royalty  Timber Services  Other   Combined
                                   -------- ------ -------- -------  --------
                                                (in thousands)
For the six months ended June 30,
 2000 (unaudited)
Revenues.......................... $ 13,378 $1,340  $  808  $   --   $ 15,526
Operating costs and expenses......    2,491    278     169      900     3,838
Depreciation, depletion and
 amortization.....................      896      5     126      --      1,027
                                   -------- ------  ------  -------  --------
Operating income (loss)........... $  9,991 $1,057  $  513  $  (900) $ 10,661
                                   ======== ======  ======  =======
Interest expense..................                                     (3,598)
Interest income...................                                      2,020
                                                                     --------
Income before taxes...............                                   $  9,083
                                                                     ========
Total assets...................... $112,736 $  192  $5,409  $   --   $118,337
Capital expenditures..............      319    --      197      --        516

For the six months ended June 30,
 2001 (unaudited)
Revenues.......................... $ 16,670 $  758  $1,016  $   --   $ 18,444
Operating costs and expenses......    2,654    130     343    1,050     4,177
Depreciation, depletion and
 amortization.....................    1,106      5     160      --      1,271
                                   -------- ------  ------  -------  --------
Operating income (loss)........... $ 12,910 $  623  $  513  $(1,050) $ 12,996
                                   ======== ======  ======  =======
Interest expense..................                                     (4,019)
Interest income...................                                      2,748
                                                                     --------
Income before taxes...............                                   $ 11,725
                                                                     ========
Total assets...................... $175,785 $  183  $5,260  $   --   $181,228
Capital expenditures..............   33,300    --      258      --     33,558

   Operating income is equal to total revenues less operating costs and expenses and depreciation, depletion and amortization. Operating income does not include certain other income items, interest expense, interest income and income taxes. Identifiable assets are those assets used in the Company's operations in each segment.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Penn Virginia Resource Partners, L.P.:

   We have audited the accompanying balance sheet of Penn Virginia Resource Partners, L.P. as of July 18, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material aspects, the financial position of Penn Virginia Resource Partners, L.P. as of July 18, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
September 15, 2001

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                                 BALANCE SHEET
                                 JULY 18, 2001

                                 Assets
Current assets:
  Cash................................................................... $1,000
                                                                          ------
    Total assets......................................................... $1,000
                                                                          ======
                            Partners' Equity
Limited partner's equity................................................. $  980
General partner's equity.................................................     20
                                                                          ------
    Total partners' equity............................................... $1,000
                                                                          ======



                             See accompanying note.

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

                             NOTE TO BALANCE SHEET
                                 JULY 18, 2001

1. Nature of Operations

   Penn Virginia Resource Partners, L.P. (the "Partnership") is a Delaware limited partnership formed on July 9, 2001 to acquire substantially all of the assets, liabilities and operations of the coal business of Penn Virginia Corporation ("Penn Virginia"). The Partnership's general partner is Penn Virginia Resource GP, LLC.

   The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests, to affiliates of Penn Virginia, as well as a 2% general partner interest in the Partnership to Penn Virginia Resource GP, LLC.

   Penn Virginia Resource GP, LLC, as general partner, contributed $20 and an affiliate of Penn Virginia contributed $980 to the Partnership on July 9, 2001.

2. Subsequent Event

   Effective September 14, 2001, Penn Virginia transferred substantially all of the assets, liabilities and operations of its coal business to Penn Virginia Operating Co., LLC, a Delaware limited liability company formed on September 13, 2001. Penn Virginia Operating Co., LLC is a wholly-owned subsidiary of the Partnership. There have been no other transactions involving the Partnership as of September 15, 2001.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Penn Virginia Resource GP, LLC:

   We have audited the accompanying balance sheet of Penn Virginia Resource GP, LLC as of September 6, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material aspects, the financial position of Penn Virginia Resource GP, LLC as of September 6, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
September 6, 2001

                         PENN VIRGINIA RESOURCE GP, LLC

                                 BALANCE SHEET
                               September 6, 2001

                                 Assets
Current assets:
  Cash.................................................................. $  980
  Investment in Penn Virginia Resource Partners, L.P....................     20
                                                                         ------
    Total assets........................................................ $1,000
                                                                         ======
                             Owner's Equity
  Owner's equity........................................................ $1,000
                                                                         ------
    Total owner's equity................................................ $1,000
                                                                         ======





                             See accompanying note.

                         PENN VIRGINIA RESOURCE GP, LLC

                             NOTE TO BALANCE SHEET
                               September 6, 2001

1. Nature of Operations

   Penn Virginia GP, LLC (the "General Partner") is a Delaware limited liability company formed on July 9, 2001 to become the general partner of Penn Virginia Resource Partners, L.P. (the "Partnership"). The General Partner is an indirect wholly owned subsidiary of Penn Virginia Corporation. The General Partner owns a 2% general partner interest in the Partnership.

   On July 9, 2001, an affiliate of Penn Virginia Corporation contributed $1,000 to the general partner in exchange for a 100% ownership interest.

   The General Partner has invested $20 in the Partnership. On September 6, 2001, the General Partner changed its name from Penn Virginia GP, LLC to Penn Virginia Resource GP, LLC. There have been no other transactions involving the General Partner as of September 6, 2001.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                      APPENDIX A


                           FIRST AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                     PENN VIRGINIA RESOURCE PARTNERS, L.P.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I

                                  Definitions

 Section 1.1  Definitions...............................................    1
 Section 1.2  Construction..............................................   15

                                   ARTICLE II

                                  Organization

 Section 2.1  Formation.................................................   15
 Section 2.2  Name......................................................   16
              Registered Office; Registered Agent; Principal Office;
 Section 2.3  Other Offices.............................................   16
 Section 2.4  Purpose and Business......................................   16
 Section 2.5  Powers....................................................   16
 Section 2.6  Power of Attorney.........................................   17
 Section 2.7  Term......................................................   18
 Section 2.8  Title to Partnership Assets...............................   18

                                  ARTICLE III

                           Rights of Limited Partners

 Section 3.1  Limitation of Liability...................................   18
 Section 3.2  Management of Business....................................   18
 Section 3.3  Outside Activities of the Limited Partners................   19
 Section 3.4  Rights of Limited Partners................................   19

                                   ARTICLE IV

 Certificates; Record Holders; Transfer of Partnership Interests; Redemption of
                             Partnership Interests

 Section 4.1  Certificates..............................................   19
 Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.........   20
 Section 4.3  Record Holders............................................   20
 Section 4.4  Transfer Generally........................................   21
 Section 4.5  Registration and Transfer of Limited Partner Interests....   21
              Transfer of the General Partner's General Partner
 Section 4.6  Interest..................................................   22
 Section 4.7  Transfer of Incentive Distribution Rights.................   22
 Section 4.8  Restrictions on Transfers.................................   23
 Section 4.9  Citizenship Certificates; Non-citizen Assignees...........   23
              Redemption of Partnership Interests of Non-citizen
 Section 4.10 Assignees.................................................   24

                                   ARTICLE V

          Capital Contributions and Issuance of Partnership Interests

 Section 5.1  Organizational Contributions..............................   25
 Section 5.2  Contributions by the General Partner and its Affiliates...   25
 Section 5.3  Contributions by Initial Limited Partners and
              Distributions to the General Partner
              and its Affiliates........................................   25
 Section 5.4  Interest and Withdrawal...................................   26

 Section 5.5  Capital Accounts..........................................    26
 Section 5.6  Issuances of Additional Partnership Securities............    28
              Limitations on Issuance of Additional Partnership
 Section 5.7  Securities................................................    29
 Section 5.8  Conversion of Subordinated Units..........................    31
 Section 5.9  Limited Preemptive Right..................................    32
 Section 5.10 Splits and Combinations...................................    32
              Fully Paid and Non-Assessable Nature of Limited Partner
 Section 5.11 Interests.................................................    32

                                   ARTICLE VI

                         Allocations and Distributions

 Section 6.1  Allocations for Capital Account Purposes..................    33
 Section 6.2  Allocations for Tax Purposes..............................    38
              Requirement and Characterization of Distributions;
 Section 6.3  Distributions to Record Holders...........................    40
 Section 6.4  Distributions of Available Cash from Operating Surplus....    40
 Section 6.5  Distributions of Available Cash from Capital Surplus......    42
              Adjustment of Minimum Quarterly Distribution and Target
 Section 6.6  Distribution Levels.......................................    42
              Special Provisions Relating to the Holders of Subordinated
 Section 6.7  Units.....................................................    42
              Special Provisions Relating to the Holders of Incentive
 Section 6.8  Distribution Rights.......................................    43
 Section 6.9  Entity-Level Taxation.....................................    43

                                  ARTICLE VII

                      Management and Operation of Business

 Section 7.1  Management................................................    43
 Section 7.2  Certificate of Limited Partnership........................    45
 Section 7.3  Restrictions on the General Partner's Authority...........    45
 Section 7.4  Reimbursement of the General Partner......................    46
 Section 7.5  Outside Activities........................................    46
 Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
              Restrictions on the General Partner.......................    47
 Section 7.7  Indemnification...........................................    49
 Section 7.8  Liability of Indemnitees..................................    50
 Section 7.9  Resolution of Conflicts of Interest.......................    50
 Section 7.10 Other Matters Concerning the General Partner..............    52
 Section 7.11 Purchase or Sale of Partnership Securities................    52
 Section 7.12 Registration Rights of the General Partner and its
              Affiliates................................................    52
 Section 7.13 Reliance by Third Parties.................................    54

                                  ARTICLE VIII

                     Books, Records, Accounting and Reports

 Section 8.1  Records and Accounting....................................    55
 Section 8.2  Fiscal Year...............................................    55
 Section 8.3  Reports...................................................    55

                                   ARTICLE IX

                                  Tax Matters

 Section 9.1  Tax Returns and Information...............................    55
 Section 9.2  Tax Elections.............................................    55

 Section 9.3   Tax Controversies........................................   56
 Section 9.4   Withholding..............................................   56

                                   ARTICLE X

                             Admission of Partners

 Section 10.1  Admission of Initial Limited Partners....................   56
 Section 10.2  Admission of Substituted Limited Partner.................   56
 Section 10.3  Admission of Successor General Partner...................   57
 Section 10.4  Admission of Additional Limited Partners.................   57
 Section 10.5  Amendment of Agreement and Certificate of Limited
               Partnership..............................................   57

                                   ARTICLE XI

                       Withdrawal or Removal of Partners

 Section 11.1  Withdrawal of the General Partner........................   58
 Section 11.2  Removal of the General Partner...........................   59
 Section 11.3  Interest of Departing Partner and Successor General
               Partner..................................................   59
 Section 11.4  Termination of Subordination Period, Conversion of
               Subordinated Units and Extinguishment of Cumulative
               Common Unit Arrearages...................................   60
 Section 11.5  Withdrawal of Limited Partners...........................   61

                                  ARTICLE XII

                          Dissolution and Liquidation

 Section 12.1  Dissolution..............................................   61
 Section 12.2  Continuation of the Business of the Partnership After
               Dissolution..............................................   61
 Section 12.3  Liquidator...............................................   62
 Section 12.4  Liquidation..............................................   62
 Section 12.5  Cancellation of Certificate of Limited Partnership.......   63
 Section 12.6  Return of Contributions..................................   63
 Section 12.7  Waiver of Partition......................................   63
 Section 12.8  Capital Account Restoration..............................   63

                                  ARTICLE XIII

           Amendment of Partnership Agreement; Meetings; Record Date

 Section 13.1  Amendment to Be Adopted Solely by the General Partner....   63
 Section 13.2  Amendment Procedures.....................................   65
 Section 13.3  Amendment Requirements...................................   65
 Section 13.4  Special Meetings.........................................   65
 Section 13.5  Notice of a Meeting......................................   66
 Section 13.6  Record Date..............................................   66
 Section 13.7  Adjournment..............................................   66
 Section 13.8  Waiver of Notice; Approval of Meeting; Approval of
               Minutes..................................................   66
 Section 13.9  Quorum...................................................   66
 Section 13.10 Conduct of a Meeting.....................................   67
 Section 13.11 Action Without a Meeting.................................   67
 Section 13.12 Voting and Other Rights..................................   68

                                  ARTICLE XIV

                                     Merger

 Section 14.1  Authority................................................    68
 Section 14.2  Procedure for Merger or Consolidation....................    68
 Section 14.3  Approval by Limited Partners of Merger or Consolidation..    69
 Section 14.4  Certificate of Merger....................................    70
 Section 14.5  Effect of Merger.........................................    70

                                   ARTICLE XV

                   Right to Acquire Limited Partner Interests

 Section 15.1  Right to Acquire Limited Partner Interests...............    70

                                  ARTICLE XVI

                               General Provisions

 Section 16.1  Addresses and Notices....................................    72
 Section 16.2  Further Action...........................................    72
 Section 16.3  Binding Effect...........................................    72
 Section 16.4  Integration..............................................    72
 Section 16.5  Creditors................................................    72
 Section 16.6  Waiver...................................................    73
 Section 16.7  Counterparts.............................................    73
 Section 16.8  Applicable Law...........................................    73
 Section 16.9  Invalidity of Provisions.................................    73
 Section 16.10 Consent of Partners......................................    73

                FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
              PARTNERSHIP OF PENN VIRGINIA RESOURCE PARTNERS, L.P.

   THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PENN VIRGINIA RESOURCE PARTNERS, L.P. dated as of October , 2001, is entered into by and among Penn Virginia Resource GP, LLC, a Delaware limited liability company, as the General Partner, Penn Virginia Resource LP Corp., a Delaware corporation, Kanawha Rail Corp., a Virginia corporation, and Penn Virginia Holding Corp., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  Definitions

Section 1.1 Definitions.

   The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

   "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

   "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

     (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

     (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

   "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

   "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

   "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation
Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

   "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

   "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

   "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

   "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

   "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

   "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

   "Agreement" means this First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P., as it may be amended, supplemented or restated from time to time.

   "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

   "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

   "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

     (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

     (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

   Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

   "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

   "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

   "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to
Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

   "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

   "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Pennsylvania shall not be regarded as a Business Day.

   "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

   "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement.

   "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, coal mines, preparation plants and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

   "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

   "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

   "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

   "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

   "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

   "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

   "Claim" has the meaning assigned to such term in Section 7.12(c).

   "Closing Contribution Agreement" means that certain Closing Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, Penn Virginia Resource LP Corp., Kanawha Rail Corp. and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

   "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

   "Closing Price" has the meaning assigned to such term in Section 15.1(a).

   "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

   "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

   "Commission" means the United States Securities and Exchange Commission.

   "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

   "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

   "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading.

   "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

   "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

   "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

   "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

   "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

   "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

   "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

   "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

   "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

   "Event of Withdrawal" has the meaning assigned to such term in Section
11.1(a).

   "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

   "First Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of September 14, 2001, among the General Partner, the Partnership, the Operating Company, Kanawha Rail Corp., Penn Virginia Resource LP Corp., and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

   "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

   "First Target Distribution" means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2001, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

   "General Partner" means Penn Virginia Resource GP, LLC and its successors and permitted assigns as general partner of the Partnership.

   "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

   "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

   "Group Member" means a member of the Partnership Group.

   "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

   "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its membership interests in the Operating Company to the Partnership pursuant to
Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

   "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

   "Indemnified Persons" has the meaning assigned to such term in Section
7.12(c).

   "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

   "Initial Common Units" means the Common Units sold in the Initial Offering.

   "Initial Limited Partners" means Penn Virginia Resource LP Corp., Kanawha Rail Corp. and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

   "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

   "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

   "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

   "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

   "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each

Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

   "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

   "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

   "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

   "Merger Agreement" has the meaning assigned to such term in Section 14.1.

   "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2001, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

   "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

   "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

   "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination

Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with
Section 5.5(b) and shall not include any items specially allocated under
Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

   "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

   "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

   "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

   "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

   "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

   "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

   "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

   "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b).

   "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Penn Virginia Corporation, Penn Virginia Holding Corp., the General Partner, the Partnership and the Operating Company.

   "Operating Company" means Penn Virginia Operating Co., LLC, a Delaware limited liability company, and any successors thereto.

   "Operating Company Agreement" means the Amended and Restated Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

   "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

     (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

     (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

   "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

     (a) the sum of (i) $15.0 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

     (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

   Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

   "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

   "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

   "Organizational Limited Partner" means Penn Virginia Holding Corp. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

   "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

   "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

   "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section
6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such
(i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

   "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

   "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

   "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

   "Partners" means the General Partner and the Limited Partners.

   "Partnership" means Penn Virginia Resource Partners, L.P., a Delaware limited partnership, and any successors thereto.

   "Partnership Group" means the Partnership, the Operating Company and any Subsidiary of any such entity, treated as a single consolidated entity.

   "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

   "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

   "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

   "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

   "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

   "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

   "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

   "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

   "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

   "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

   "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

   "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

   "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

   "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-65442) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

   "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

   "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

   "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

   "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

   "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

   "Second Target Distribution" means $0.65 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2001, it means the product of $0.65 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

   "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

   "Special Approval" means approval by a majority of the members of the Conflicts Committee.

   "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

   "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

     (a) the first day of any Quarter beginning after September 30, 2006 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

     (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

   "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

   "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

   "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

   "Third Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

   "Third Target Distribution" means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2001, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Trading Day" has the meaning assigned to such term in Section 15.1(a).

   "Transfer" has the meaning assigned to such term in Section 4.4(a).

   "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

   "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

   "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

   "Underwriting Agreement" means the Underwriting Agreement dated October 24, 2001 among the Underwriters, the Partnership, the General Partner, the Operating Company and Penn Virginia Corporation providing for the purchase of Common Units by such Underwriters.

   "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

   "Unitholders" means the holders of Units.

   "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units voting as a class (excluding Common Units owned by the General Partner and its affiliates) and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

   "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

   "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

   "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

   "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

   "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

   "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

   "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing
Date) for an economically meaningful period of time.

Section 1.2 Construction.

   Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II

                                  Organization

Section 2.1 Formation.

   The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All

Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2 Name.

   The name of the Partnership shall be "Penn Virginia Resource Partners, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other
Offices

   Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 100 Matsonford Road, Suite 200, Radnor, Pennsylvania 19087 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 100 Matsonford Road, Suite 200, Radnor, Pennsylvania 19087 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business.

   The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a member of the Operating Company and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a member of the Operating Company pursuant to the Operating Company Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Company is permitted to engage in by the Operating Company Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity
(i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income or (ii) enhances the operations of an activity of the Operating Company, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers.

   The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

     (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

       (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

       (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term.

   The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8 Title to Partnership Assets.

   Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                           Rights of Limited Partners

Section 3.1 Limitation of Liability.

   The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business.

   No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware
Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3 Outside Activities of the Limited Partners.

   Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4 Rights of Limited Partners.

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

       (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

       (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

       (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

       (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

       (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

       (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV

 Certificates; Record Holders; Transfer of Partnership Interests; Redemption of
                             Partnership Interests

Section 4.1 Certificates.

   Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than

Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

     (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

       (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

       (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

       (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

       (iv) satisfies any other reasonable requirements imposed by the Partnership.

   If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

     (c) As a condition to the issuance of any new Certificate under this
  Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

   The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4 Transfer Generally.

     (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
  Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the membership interests of the General Partner.

Section 4.5 Registration and Transfer of Limited Partner Interests.

     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

     (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner's General Partner Interest.

     (a) Subject to Section 4.6(c) below, prior to September 30, 2011, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

     (b) Subject to Section 4.6(c) below, on or after September 30, 2011, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

     (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any member of the Operating Company or cause the Partnership or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights.

   Prior to September 30, 2011, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to September 30, 2011, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2011, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8 Restrictions on Transfers.

     (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Company under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

     (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Company becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

     (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9 Citizenship Certificates; Non-citizen Assignees.

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

     (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

     (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to
  Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

Section 4.10 Redemption of Partnership Interests of Non-citizen Assignees.

     (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

       (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

       (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

       (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

       (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

     (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          Capital Contributions and Issuance of Partnership Interests

Section 5.1 Organizational Contributions.

     (a) In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a certain interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Closing Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

     (b) On September 14, 2001 and pursuant to the First Contribution Agreement (i) the General Partner contributed its membership interest in the Operating Company to the Partnership in exchange for the continuation of its initial general partner interest; (ii) Penn Virginia Resource LP Corp. contributed all of its membership interest in the Operating Company to the Partnership in exchange for a 97.5% limited partner interest in the Partnership; and (iii) Kanawha Rail Corp. contributed all of its membership interest in the Operating Company to the Partnership in exchange for a 0.5% limited partner interest in the Partnership.

Section 5.2 Contributions by the General Partner and its Affiliates.

     (a) On the Closing Date and pursuant to the Closing Contribution Agreement, (i) the General Partner's initial general partner interest shall be converted into (A) the General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement,
  (B) the Incentive Distribution Rights, (ii) Penn Virginia Resource LP Corp.'s 97.5% initial limited partner interest shall be converted into (A) 1,139,411 Common Units, (B) 7,580,235 Subordinated Units and (C) a special
  interest representing a right to receive $   million from the Partnership
  on the Closing Date and (iii) Kanawha Rail Corp.'s 0.5% initial limited partner interest shall be converted into (A) 10,469 Common Units, (B) 69,645 Subordinated Units and (C) a special interest representing a right
  to receive $   million from the Partnership on the Closing Date.

     (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.

     (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (b) Notwithstanding anything else herein contained, $7.2 million of the proceeds received by the Partnership from the issuance of Common Units pursuant to Section 5.3(a) will be distributed to the General Partner, Penn Virginia Resource LP Corp. and Kanawha Rail Corp. in redemption of their special interests as set forth in Section 5.2(a).

     (c) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(c), the Partnership shall use such cash to redeem from the General Partner or its Affiliates that number of Common Units held by the General Partner or its Affiliates equal to the number of Common Units (rounded down to the nearest whole number) issued to the Underwriters as provided in this Section 5.3(b).

     (d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 6,500,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 975,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 1,149,880 Common Units issuable to Penn Virginia Resource LP Corp. and Kanawha Rail Corp. pursuant to Section 5.2 hereof, (iv) the 7,649,880 Subordinated Units issuable to Penn Virginia Resource LP Corp. and Kanawha Rail Corp. pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.

Section 5.4 Interest and Withdrawal.

   No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of

  Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

       (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Company Agreement) of all property owned by the Operating Company or any other Subsidiary that is classified as a partnership for federal income tax purposes.

       (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

       (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under
    Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation
    Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

       (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

       (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

       (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to
    Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

     (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

       (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to
    Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and
    (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

       (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Securities.

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

     (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this
  Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7 Limitations on Issuance of Additional Partnership Securities.

   The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

     (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 3,825,000 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member,
  (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

     (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such

  Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

       (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

       (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

  If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

     (c) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to
  Section 6.1(c)(i)(B).

     (d) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

     (e) No fractional Units shall be issued by the Partnership.

Section 5.8 Conversion of Subordinated Units.

     (a) A total of 1,912,470 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2004, in respect of which:

       (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

       (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

       (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (b) An additional 1,912,470 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2005, in respect of which

       (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

       (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

       (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

  provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

     (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

     (d) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) and (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

     (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of,
  Section 11.4.

     (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9 Limited Preemptive Right.

   Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10 Splits and Combinations.

     (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section
  5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

   All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI

                         Allocations and Distributions

Section 6.1 Allocations for Capital Account Purposes.

   For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

     (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

     (i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

     (ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

     (iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro
  Rata.

     (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

       (i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this
    Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this
    Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

       (ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

       (iii) Third, the balance, if any, 100% to the General Partner.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

       (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

         (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

         (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of
      (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or
      (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

         (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

         (D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

         (E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

         (F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

         (G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

       (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

         (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

         (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

         (C) Third, the balance, if any, 100% to the General Partner.

     (d) Special Allocations. Notwithstanding any other provision of this
  Section 6.1, the following special allocations shall be made for such taxable period:

       (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

       (ii) Chargeback of Partner Nonrecourse Debt Minimum
    Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation
    Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this
    Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

       (iii) Priority Allocations.

         (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of
      (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the

      Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/98th of the sum of the amounts allocated in clause (1) above.

         (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

       (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of
    Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

       (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

       (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

       (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

       (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
    Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

       (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital

    Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

       (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to
    Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

       (xi) Curative Allocation.

         (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

         (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of
      Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to
      Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

       (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

         (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General

      Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this
      Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

         (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment
      (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

         (C) In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2 Allocations for Tax Purposes.

     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

       (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to
    Section 6.1.

       (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with
    Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to
    Section 6.1.

       (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

     (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

     (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)- l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
  Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

     (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

     (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2001, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to
  Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

     (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

     (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

     (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to
  Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

       (i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

       (ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

       (iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

       (iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target
    Distribution over the Minimum Quarterly Distribution for such Quarter;

       (v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

       (vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

       (vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to
  Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

       (i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

       (ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target
    Distribution over the Minimum Quarterly Distribution for such Quarter;

       (iii) Third, 85% to all Unitholders, Pro Rata, and 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

       (iv) Fourth, 75% to all Unitholders, Pro Rata, and 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

       (v) Thereafter, 50% to all Unitholders, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus.

   Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

     (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

   Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and
(v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9 Entity-Level Taxation.

   If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                      Management and Operation of Business

Section 7.1 Management.

     (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in
  Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

       (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

       (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

       (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by
    Section 7.3);

       (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Company); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

       (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

       (vi) the distribution of Partnership cash;

       (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

       (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

       (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Company from time to time) subject to the restrictions set forth in
    Section 2.4;

       (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

       (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

       (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

       (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

       (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Company or any other subsidiary of the Partnership as a member or partner.

     (b) Notwithstanding any other provision of this Agreement, the Operating Company Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Company Agreement, the Underwriting Agreement, the Omnibus Agreement, the First Contribution Agreement, the Closing Contribution Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article
  XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2 Certificate of Limited Partnership.

   The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner's Authority.

     (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose;
  (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

     (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Company without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Company and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Company pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Company Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4 Reimbursement of the General Partner.

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

     (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and
  (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

     (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this
  Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

Section 7.5 Outside Activities.

     (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the

  Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

     (b) Penn Virginia Corporation and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Penn Virginia Corporation and its Affiliates to engage in Restricted Businesses.

     (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Company Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

     (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

     (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

     (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

     (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

     (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine;

  provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and
  Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

     (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

     (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

     (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to
  (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

     (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

Section 7.7 Indemnification.

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to
  Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

     (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

     (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest.

     (a) Unless otherwise expressly provided in this Agreement or the Operating Company Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Company, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Company Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Company, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Company Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or
  (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner.

     (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11 Purchase or Sale of Partnership Securities.

   The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

     (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this
  Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in
  Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

     (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

     (e) Any request to register Partnership Securities pursuant to this
  Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13 Reliance by Third Parties.

   Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII

                     Books, Records, Accounting and Reports

Section 8.1 Records and Accounting.

   The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year.

   The fiscal year of the Partnership shall be a fiscal year ending December
31.

Section 8.3 Reports.

   (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

   (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX

                                  Tax Matters

Section 9.1 Tax Returns and Information.

   The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

   (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the

General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

   (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

   (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies.

   Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding.

   Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Company to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to
Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             Admission of Partners

Section 10.1 Admission of Initial Limited Partners.

   On September 14, 2001, Kanawha Rail Corp. and Penn Virginia Resource LP Corp. received Limited Partner Interests as described in Section 5.1(b). Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Penn Virginia Resource LP Corp., Kanawha Rail Corp. and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2 Admission of Substituted Limited Partner.

   By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited

Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3 Admission of Successor General Partner.

   A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to
Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4 Admission of Additional Limited Partners.

     (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

       (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

       (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

     (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5 Amendment of Agreement and Certificate of Limited Partnership.

   To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the

General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                  ARTICLE XI

                       Withdrawal or Removal of Partners

Section 11.1 Withdrawal of the General Partner.

     (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

       (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

       (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

       (iii) The General Partner is removed pursuant to Section 11.2;

       (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

       (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

       (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner;
    (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

     (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on September 30, 2011, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on September 30, 2011, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this
  Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2 Removal of the General Partner.

   The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the oustanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section
10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3 Interest of Departing Partner and Successor General Partner.

     (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

   For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

     (b) If the Combined Interest is not purchased in the manner set forth in
  Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

   Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its

Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

Section 11.5 Withdrawal of Limited Partners.

   No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          Dissolution and Liquidation

Section 12.1 Dissolution.

   The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

     (a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

     (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

     (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

     (d) the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2 Continuation of the Business of the Partnership After Dissolution.

   Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

     (i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

     (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

     (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Company or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3 Liquidator.

   Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation.

   The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

     (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

     (b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

     (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation
  Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership.

   Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions.

   The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition.

   To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration.

   No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII

           Amendment of Partnership Agreement; Meetings; Record Date

Section 13.1 Amendment to be Adopted Solely by the General Partner.

   Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

     (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

     (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

     (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

     (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section
  5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

     (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

     (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

     (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

     (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

     (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

     (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

     (k) a merger or conveyance pursuant to Section 14.3(d); or

     (l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures.

   Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3 Amendment Requirements.

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion,
  (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by
  Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings.

   All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the

Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting.

   Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with
Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date.

   For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Adjournment.

   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

   The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum.

   The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting.

   The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting.

   If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Voting and Other Rights.

     (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

     (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV

                                     Merger

Section 14.1 Authority.

   The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

   Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

     (a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

     (b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

     (c) the terms and conditions of the proposed merger or consolidation;

     (d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

     (e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

     (f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

     (g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3 Approval by Limited Partners of Merger or Consolidation.

     (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of
  Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

     (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

     (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

     (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4 Certificate of Merger.

   Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger.

     (a) At the effective time of the certificate of merger:

       (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

       (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

       (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

       (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV

                   Right to Acquire Limited Partner Interests

Section 15.1 Right to Acquire Limited Partner Interests.

     (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited

  Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                               General Provisions

Section 16.1 Addresses and Notices.

   Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2 Further Action.

   The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect.

   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration.

   This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors.

   None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver.

   No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts.

   This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8 Applicable Law.

   This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9 Invalidity of Provisions.

   If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10 Consent of Partners.

   Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          General Partner:

                                          Penn Virginia Resource GP, LLC

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Organizational Limited Partner:

                                          Penn Virginia Holding Corp.


                                          By: _________________________________
                                            Name:
                                            Title:

                                          Limited Partners:

                                          All Limited Partners now and
                                          hereafter admitted as Limited
                                          Partners of the Partnership,
                                          pursuant to powers of attorney now
                                          and hereafter executed in favor of,
                                          and granted and delivered to the
                                          General Partner.

                                          Penn Virginia Resource GP, LLC


                                          By: _________________________________
                                            Name:
                                            Title:

                                          Penn Virginia Resource LP Corp.


                                          By: _________________________________
                                            Name:
                                            Title:

                                          Kanawha Rail Corp.


                                          By: _________________________________
                                            Name:
                                            Title:

                                   EXHIBIT A
                            to the First Amended and
                  Restated Agreement of Limited Partnership of
                     Penn Virginia Resource Partners, L.P.
                      Certificate Evidencing Common Units
                   Representing Limited Partner Interests in
                     Penn Virginia Resource Partners, L.P.

No. ____________                                      ____________ Common Units

   In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the
"Partnership"), hereby certifies that        (the "Holder") is the registered
owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 100 Matsonford Road, Suite 200, Radnor, Pennsylvania 19087. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

   The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

   This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated: ______________________________     Penn Virginia Resource Partners,
                                          L.P.


Countersigned and Registered by:
                                          By: Penn Virginia Resource GP, LLC,
                                          its General Partner

_____________________________________

as Transfer Agent and Registrar
                                          By: _________________________________


                                          Name: _______________________________


By: _________________________________     By: _________________________________
        Authorized Signature                            Secretary

                            [Reverse of Certificate]

                                 ABBREVIATIONS

   The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

                                          UNIF GIFT/TRANSFERS MIN ACT
TEN COM -- as tenants in common           _____Custodian__________
TEN ENT -- as tenants by the              (Cust)                  (Minor)
           entireties                     under Uniform Gifts/Transfers to CD

                                          Minors Act (State)
JT TEN --   as joint tenants
            with right of
            survivorship and not
            as tenants in common


   Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       in
                     PENN VIRGINIA RESOURCE PARTNERS, L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
                          DUE TO TAX SHELTER STATUS OF
                     PENN VIRGINIA RESOURCE PARTNERS, L.P.

   You have acquired an interest in Penn Virginia Resource Partners, L.P., 100 Matsonford Road, Suite 200, Radnor, Pennsylvania 19087, whose taxpayer
identification number is [   ]. The Internal Revenue Service has issued Penn
Virginia Resource Partners, L.P. the following tax shelter registration number:
_____.

   YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PENN VIRGINIA RESOURCE PARTNERS, L.P.

   You must report the registration number as well as the name and taxpayer identification number of Penn Virginia Resource Partners, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PENN VIRGINIA RESOURCE PARTNERS, L.P.

   If you transfer your interest in Penn Virginia Resource Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Penn Virginia Resource Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

   ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

   FOR VALUE RECEIVED,______ hereby assigns, conveys, sells and transfers unto

_____________________________________     _____________________________________
(Please print or typewrite name           (Please insert Social Security or
and address of Assignee)                  other
                                          identifying number of Assignee)

______ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ______ as its attorney-in-fact with full power of substitution to transfer the same on the books of Penn Virginia Resource Partners, L.P.

Date: ___________________________

                                          NOTE: The signature to any
                                          endorsement hereon must correspond
                                          with the name as written upon the
                                          face of this Certificate in every
                                          particular, without alteration,
                                          enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED           _____________________________________
BY A MEMBER FIRM OF THE NATIONAL          (Signature)
ASSOCIATION OF SECURITIES
DEALERS, INC. OR BY A COMMERCIAL
BANK OR TRUST COMPANY

                                          _____________________________________
                                          (Signature)
SIGNATURE(S) GUARANTEED
_________________________________

   No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

   The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

   The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: __________________________________  _____________________________________
Social Security or other identifying      Signature of Assignee
          number


                                          _____________________________________
________________________________________  Name and Address of Assignee
Purchase Price including commissions, if any

Type of Entity (check one):

    [_] Individual           [_] Partnership          [_] Corporation


    [_] Trust                [_] Other (specify)

Nationality (check one):

    [_] U.S. Citizen, Resident or Domestic Entity

    [_] Foreign Corporation[_] Non-resident Alien

   If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

   Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

  1. I am not a non-resident alien for purposes of U.S. income taxation.

  2. My U.S. taxpayer identification number (Social Security Number) is
     __________.

  3. My home address is ______________________________.

B. Partnership, Corporation or Other Interestholder

  1. ______ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2. The interestholder's U.S. employer identification number is
     ______________.

  3. The interestholder's office address and place of incorporation (if applicable) is ______.

   The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

   The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

   Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                       _______________________________
                       Name of Interestholder

                       _______________________________
                       Signature and Date

                       _______________________________
                       Title (if applicable)

   Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

                    APPLICATION FOR TRANSFER OF COMMON UNITS

   The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

   The Assignee (a) requests admission as Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as its attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: _______________________________

_____________________________________     _____________________________________
Social Security or other identifying      Signature of Assignee
number

_____________________________________     _____________________________________
Purchase Price including commissions,     Name and Address of Assignee
if any

Type of Entity (check one):

     [_] Individual              [_] Partnership          [_] Corporation
     [_] Trust                   [_] Other (specify)

Nationality (check one):

     [_] U.S. Citizen, Resident or Domestic Entity
     [_] Foreign                 [_] Non-resident
     Corporation                 Alien

   If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

   Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.Individual Interestholder

(1) I am not a non-resident alien for purposes of U.S. income taxation

(2) My U.S. taxpayer identification number (Social Security Number) is _______ .

(3) My home address is _______________________________________________________ .

B.Partnership, Corporation or Other Interestholder

(1) ______ is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

(2) The interest holder's U.S. employer identification number is _____________ .

(3) The interest holder's office address and place of incorporation (if applicable) is _____________________________________________________________
  __________________________________________________________________________ .

   The interest holder agrees to notify the Partnership within sixty (60) days of the date the interest holder becomes a foreign person.

   The interest holder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

   Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                                          _____________________________________
                                          Name of Interestholder
                                          _____________________________________
                                          Signature and Date
                                          _____________________________________
                                          Title (if applicable)

   Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                               GLOSSARY OF TERMS

   "adjusted operating surplus" means for any period, operating surplus generated during that period as adjusted to:

     (a) decrease operating surplus by:

       (1) any net increase in working capital borrowings with respect to that period; and

       (2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

     (b) increase operating surplus by:

       (1) any net decrease in working capital borrowings with respect to that period; and

       (2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

   Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.

   "anthracite" means the highest rank of economically usable coal with moisture content less than 15% by weight and heat value as high as 14,000 Btu per pound.

   "ash" means impurities consisting of incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of transportation handling and can affect the burning characteristics of coal. Coal with a higher percentage of ash will have a lower heating value.

   "available cash" means for any quarter prior to liquidation:

     (a) the sum of

       (1) all cash and cash equivalents of Penn Virginia Resource Partners and its subsidiaries on hand at the end of that quarter; and

       (2) all additional cash and cash equivalents of Penn Virginia Resource Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

     (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

       (1) provide for the proper conduct of the business of Penn Virginia Resource Partners and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs) after that quarter;

       (2) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters; and

       (3) comply with applicable law or any debt instrument or other agreement or obligation to which Penn Virginia Resource Partners or any of its subsidiaries is a party or its assets are subject;

   provided, however, that the general partner may not establish, cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Penn Virginia Resource Partners from distributing the minimum quarterly distribution on all common units and any common unit arrearages thereon for the next four quarters; and provided further, that disbursements made by Penn Virginia Resource Partners and its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

   "base load electricity demand" means the amount of power that is consistently required 24 hours per day.

   "bituminous coal" means the most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btu per pound.

   "British thermal unit, or Btu" means a measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

   "capital account" means the capital account maintained for a partner under the partnership agreement. The capital account for a common unit, a subordinated unit or any other specified interest in Penn Virginia Resource Partners shall be the amount which that capital account will be if that common unit, subordinated unit or other interest in Penn Virginia Resource Partners were the only interest in Penn Virginia Resource Partners held by a partner.

   "capital surplus" means all available cash distributed by Penn Virginia Resource Partners from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the commencement of Penn Virginia Resource Partners equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

   "Clean Air Act" means the federal law designed to regulate air emissions.

   "closing price" means the last sale price on a day, regular way, or in case no sale takes place on that day the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading, or if the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the board of directors of the general partner.

   "coal seam" means coal deposits occur in layers typically separated by rock. Each layer is called a "seam."

   "coke" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful by-products.

   "common unit arrearage" means the amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

   "compliance coal" means coal which, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. Compliance coal meets sulfur emission standards imposed by Title IV of the Clean Air Act.

   "compound annual growth rate" means the average growth rate per year over multiple year periods, with each year's absolute growth factored into the calculation of the succeeding year's percentage growth.

   "continuous mining" means a form of underground room and pillar mining, which involves the excavation of a series of "rooms" into the coal seam leaving "pillars" or columns of coal to help support the mine roof. A specialized cutting machine, the continuous miner, mechanizes the extraction procedure. Continuous miners tear the coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

   "current market price" means with respect to any class of units as of any date, the average of the daily closing prices per unit of such class for the 20 consecutive trading days immediately prior to the date.

   "dragline" means a large machine used in the surface mining process to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket suspended from the end of a huge boom. The bucket, which is suspended by cables, is able to scoop up great amounts of overburden as it is dragged across the excavation area.

   "highwall mining" means a method of mining generally utilized in conjunction with truck-and-shovel surface mining. At the highwall exposed by the truck-and-shovel operation a modified continuous miner with an attached conveying system cuts horizontal passages from the surface into a seam.

   "high sulfur coal" means coal with a sulfur content of greater than 2%.

   "interim capital transactions"

     (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Penn Virginia Resource Partners or any of its subsidiaries;

     (b) sales of equity interests (including one-half of the common units sold to the underwriters in the exercise of their over-allotment option) by Penn Virginia Resource Partners or any of its subsidiaries; and

     (c) sales or other voluntary or involuntary dispositions of any assets of Penn Virginia Resource Partners or any of its subsidiaries (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and sales or other dispositions of assets as a part of normal retirements or replacements), in each case before the dissolution and liquidation of Penn Virginia Resource Partners.

   "lignite" means a brownish-black coal with a heat content that generally ranges from 3,500 to 8,300 Btu per pound.

   "longwall mining" means a form of underground mining in which two sets of parallel entries, that can be up to 1,000 feet apart, are joined together at their far ends by a crosscut, called the longwall. The longwall machine consists of a rotating drum that moves back and forth across the longwall. The loosened coal falls onto a conveyor for removal from the mine.

   "low sulfur coal" means coal with a sulfur content of 1.0% or less.

   "medium sulfur coal" means coal with a sulfur content greater than 1.0% but less than 2%.

   "Mbf" means one thousand board feet.

   "metallurgical coal" means the various grades of coal suitable for carbonization to make coke for iron and steel manufacture. Also known as "met" coal, it has a particularly high Btu, but low ash content.

   "nitrogen oxide" means a gas formed in high temperature environments such as coal combustion. It is reported to contribute to ground level ozone and visibility degradation.

   "operating expenditures" means all expenditures of Penn Virginia Resource Partners and its subsidiaries including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

     (a) Payments (including prepayments) of principal of and premium on indebtedness other than working capital borrowings shall not constitute operating expenditures.

     (b) Operating expenditures shall not include:

       (1) capital expenditures made for acquisitions or for capital improvement;

       (2) payment of transaction expenses relating to interim capital transactions; or

       (3) distributions to partners.

   "operating surplus" means, with respect to any period before liquidation, on a cumulative basis and without duplication:

     (a) the sum of:

       (1) $15 million plus all the cash of Penn Virginia Resource Partners and its subsidiaries as of the close of business on the closing date of the initial public offering;

       (2) all the cash receipts of Penn Virginia Resource Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

       (3) all cash receipts of Penn Virginia Resource Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

     (b) the sum of:

       (1) operating expenditures for the period beginning on the date, of the closing of the initial public offering and ending with the last day of that period; and

       (2) the amount of cash reserves that are necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to Penn Virginia Resource Partners or any of its subsidiaries or disbursements on behalf of Penn Virginia Resource Partners or any of its subsidiaries) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of available cash with respect to such period shall be deemed to have been made, established, increased or decreased for the purposes of determining operating surplus within such period, if the general partner so determines.

   Notwithstanding the foregoing, operating surplus for the quarter in which the liquidation date occurs and any later quarter shall equal zero.

   "overburden" means layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

   "peak electricity demand" means the maximum level of power that is required during a 24-hour period.

   "preparation plant" means a preparation plant is a facility for sizing and washing coal to prepare it for use by a particular customer. The washing process removes ash from the coal and has the added benefit of reducing the coal's sulfur content.

   "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

   "proven reserves" means reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

   "reclamation" means the restoration of a mining site to its original state after the coal is extracted following the requirement of mining permits and approved restoration plans. Reclamation operations are usually underway where the coal has already been taken from a mine even as mining operations are taking place elsewhere at the site. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance restoring topsoil and planting native grass and ground covers. Reclamation is closely regulated by both state and federal law.

   "reserves" means that part of a mine mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

   "room and pillar mining" means a system of coal mining commonly used in the U.S. in which rooms are driven off the entries with pillars of coal left standing between them for temporary or permanent roof support.

   "scrubber" means any of several forms of chemical/physical devices that operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal.

   "spot market" means sales of coal pursuant to an agreement for shipments over a period of one year or less. Spot market sales are generally obtained via a competitive bidding process.

   "steam coal" means coal used by power plants and industrial boilers to produce steam for the generation or heating processes. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

   "subbituminous coal" means dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 8,300 to 10,500 Btu per pound of coal.

   "subordination period" means the subordination period will generally extend from the date of the closing of the initial public offering until the first to occur of the following:

     (a) the first day of any quarter beginning on or after September 30, 2006 for which:

       (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

       (2) the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four quarter periods equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the related distribution on the general partner interests in Penn Virginia Resource Partners during these periods; and

       (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     (b) the date on which the general partner is removed as general partner of Penn Virginia Resource Partners upon the requisite vote by limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of removal.

   "sulfur" means one of the elements present in varying quantities in coal. Sulfur dioxide ("sulfur dioxide") is produced as a gaseous byproduct of coal combustion.

   "tons" means a "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

   "units" means the term "units" refers to both common units and subordinated units, but not the general partner interest.

   "volatile matter" means combustible matter which is vaporized in the combustion process. Power plant boilers are designed to burn coal containing specific amounts of volatile matter.

   "working capital borrowings" means borrowings under our facility or other arrangement requiring all of its borrowings to be reduced to a relatively small amount each year for an economically meaningful period of time. Borrowings that are not intended exclusively for working capital purposes shall not be treated as working capital borrowings.

                                   APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

   The following table shows the calculation of pro forma available cash from operating surplus and should be read in conjunction with "Cash Available for Distribution," and the Penn Virginia Resource Partners, L.P. Unaudited Pro Forma Financial Statements.

                                                         Year Ended  Six Months
                                                        December 31, Ended June
                                                            2000      30, 2001
                                                        ------------ ----------
                                                              (unaudited)
                                                            (in thousands)
Pro Forma Income from Operations (a) (b)...............   $19,815     $12,996
Add:
  Depreciation, depletion and amortization.............     2,047       1,271
  Principal and interest proceeds from note receivable
   (c).................................................     1,670         835
Less:
  Gain on sale of property and equipment...............       897          26
  Pro forma maintenance capital expenditures...........       126          44
  Pro forma cash interest expense......................       945         469
                                                          -------     -------
Pro forma available cash from operating surplus........   $21,564     $14,563
                                                          =======     =======

--------
(a) Pro forma operating income for the six months ended June 30, 2001 includes minimum rental revenues of $941,000. We typically recognize substantially all of our minimum rental revenues in the first quarter of each year.
(b) Pro forma income from operations comes from our pro forma financial statements. The pro forma financial statements do not purport to present our financial position or results of operations had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown in the table should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by us had we been formed in earlier periods. Furthermore, pro forma available cash from operating surplus has not been reduced to reflect additional administrative expenses of approximately $750,000 per year that we expect to incur as a result of becoming a publicly traded partnership or additional maintenance capital expenditures per year of approximately $175,000 that we estimate we will incur.
(c) Represents principal and interest payments on a note receivable from Delta Resources Inc.

  The amounts of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units, subordinated units and the 2% general partner interest are approximately:

                                                                  Four     One
                                                                Quarters Quarter
                                                                -------- -------
                                                                 (in thousands)
   Common units................................................ $15,300  $3,825
   Subordinated units..........................................  15,300   3,825
   General partner.............................................     624     156
                                                                -------  ------
     Total..................................................... $31,224  $7,806
                                                                =======  ======

                                                                      APPENDIX E

                  [Letterhead of Marshall Miller & Associates]

                                October 1, 2001

Mr. Keith Horton, President
Penn Virginia Coal Company
U.S. Highway 58-421 West, P.O. Box 386
Duffield, Virginia 24244-0386

Dear Mr. Horton:

   As requested and authorized, Marshall Miller & Associates (MM&A) has completed an audit of coal reserves presently controlled by Penn Virginia Coal Company (PVCC). The audited reserves are located in Buchanan, Lee and Wise Counties in southwestern Virginia, Harlan and Letcher Counties in eastern Kentucky, and Boone, Fayette, Kanawha, and Raleigh Counties in southern West Virginia. The audit was based on reserve information supplied by PVCC and/or its mineral lessees for the four main properties controlled by PVCC. The four properties consist of the Wise Property--located in Wise, Lee, Letcher and Harlan Counties; the Buchanan Property--located in Buchanan County; the Coal River Property--comprised of the Fields Creek and Cabin Creek areas and located in Boone, Fayette, Kanawha and Raleigh Counties; and the Spruce Laurel Property--located in Boone County. All of the properties are comprised of fee and/or mineral tracts owned by PVCC except for the Buchanan, Coal River and Spruce Laurel Properties, where PVCC leases some mineral and/or fee tracts in addition to its owned tracts.

                                  CONCLUSIONS

   This audit of the subject coal properties has confirmed that PVCC controls reserves totaling 453.95 million product tons of recoverable coal as of January 1, 2001. All reserve estimates presented herein have been calculated on a recoverable, product coal basis. Deep mineable reserves account for 343.91 million recoverable tons of the total while the remaining 110.03 million recoverable tons have potential for extraction by surface mining.

   The reserves have also been categorized by average sulfur content (in-seam, dry basis) based on the following criteria: low sulfur coals at less than 1 percent sulfur; mid sulfur coals at 1.0 to 1.5 percent sulfur; high sulfur coals at greater than 1.5 percent sulfur; and coals with unproven sulfur content. The coal product sulfur categorization is based on average washed coal quality characteristics for deep mineable coals and on average raw coal quality characteristics for surface mineable coals. The average coal quality characteristics were determined for each potentially mineable area based on all analyzed drill hole samples within the area to account for sulfur content variation from area to area. Those potentially mineable areas with no site-specific drill hole quality data are characterized herein as having unproven sulfur content. Of the total reserves, 304.29 million recoverable tons are low sulfur coals, of which approximately 199.57 million tons are considered to be compliance coal (pounds of sulfur dioxide per million BTU being less than 1.20 pounds). For the remaining coal, 75.20 million recoverable tons are mid sulfur coals, 59.77 million recoverable tons are high sulfur coals, and 14.67 million recoverable tons have unproven sulfur content. Ash content and BTU values are quite variable from seam to seam and area to area for the subject reserves. However, in general the PVCC reserves are favorable for marketing as thermal coals or, in some instances, as metallurgical coals with proper blending of the various seams.

   The reserves have also been categorized by property control. Of the total reserves, 393.78 million recoverable tons are on owned fee tracts, 16.55 million recoverable tons are on owned mineral tracts, 0.10 million recoverable tons are on leased fee tracts and 43.50 million recoverable tons are on leased mineral tracts. The reserves are reasonably well established by exploration with 74 percent of the reserves having proven status and the remaining 26 percent having probable status. Table 1, which follows this letter, provides a summary of the PVCC reserves.

                                  DEFINITIONS

   Definitions of key terms and criteria applied in our audit are as follows:


  . Reserve--Reserve is defined as that part of a coal deposit that could be economically and legally extracted or produced at the time of the reserve determination. In computing reserves, legal, technical and economic constraints are taken into account. Reserves are the sum of coal tons classified as proven and probable as explained below. It is emphasized that use herein of the term reserve implies assurance of coal tonnage estimates based on industry-standard parameters of existence, continuity, and situational suitability for permitting and mining related to legal, economic and technical standards.

  . Reserve Reliability Categories--The reliability categories are related to the level of geologic assurance for the existence of a quantity of reserves. Assurance is based on the distance from points where coal is measured or sampled and on the abundance and quality of geologic data as related to thickness of overburden, rank, quality, thickness of coal, areal extent, geologic history, structure, and correlation of coalbeds and enclosing rocks. The degree of assurance increases as the proximity to points of control, abundance, and quality of geologic data increase. The reserve reliability categories include:

    . Proven Reserves--Reserves for which (a) quantity is computed from dimensions revealed in the outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

       Probable Reserves--Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

                        METHODOLOGY AND QUALIFICATIONS

   This audit of the PVCC coal properties was planned and performed to obtain reasonable assurance on the subject reserves. The audit included examination by certified professional geologists of all supplied maps and a representative set of supporting data using industry-accepted standards. After reviewing the reserve maps, MM&A prepared an independent estimate of the subject reserves using methodology outlined in USGS Circular 891. Reserve estimation criteria were developed by MM&A to assure that the basic geologic characteristics of the reserves (e.g., minimum coal thickness and wash recovery, minimum interval between deep mineable seams, minimum mineable area tonnage for economic extraction, etc.) are in reasonable conformance with present and recent mine operation capabilities on the various properties controlled by PVCC. Details of the reserve criteria and estimations on a seam-by-seam and area-by-area basis are on file at the offices of PVCC and MM&A. A summary of the reserves is presented here.

   The reserve estimates prepared by PVCC and audited by MM&A adequately account for mining limitations, including coal in roof and barrier pillars and coal under railroads, roads, buildings, power lines, or other structures protected by state restrictions including restrictions on surface disturbance. These limitations are taken into account by the application of a mining recovery factor and the exclusion of reserves in areas encumbered by restrictions.

   Industry-standard economic considerations have been included in the estimate of PVCC's reserves. Limiting economic factors such as in-seam reject content, minimum seam thickness, minimum size of reserve blocks, depth below drainage, the elimination of areas due to difficult mining conditions and the impact of multiple-seam mining as well as environmental constraints, legal constraints and technical limitations have been included in the estimates of PVCC's reserves, as audited by MM&A. Additionally, MM&A confirmed that PVCC reserves had characteristics similar to reserves already mined, or being actively mined by PVCC lessees. Thus, the reserve estimates are based on industry standard and/or criteria derived from active mining on PVCC's properties.

   The reserve audit process is inherently not as exhaustive as a detailed reserve evaluation--especially in regard to determination of surface mining strip ratios and underground mining conditions, which are important factors in reserve recoverability. However, it is our opinion that the audit was conducted in sufficient detail and with independent verification on a test basis of the available information to provide reasonable assurance of the stated reserve estimates. It should be understood that the reserve audit did not include independent verification of property ownership and that we have relied on property information supplied by PVCC, which we assumed to be correct.

   We appreciate the opportunity to provide you with this audit of PVCC's reserves. If we can assist you further or if you have any questions, please do not hesitate to contact us.

                                   Sincerely,
                          Marshall Miller & Associates
                        Energy & Mineral Resources Group

          /s/ K. Scott Keim                        /s/ J. Scott Nelson
        K. Scott Keim, C.P.G.                    J. Scott Nelson, C.P.G.
              President                              Vice President

         /s/ Peter B. Taylor                    /s/ Robert C. Blair, III
       Peter B. Taylor, K.P.G.                Robert C. Blair, III, C.P.G.
    Senior Supervisory Geologist                Senior Project Geologist


tjm
Enclosures

                           PENN VIRGINIA COAL COMPANY

                              Summary of Reserves
                           (Recoverable Product Tons)
                                    Table 1

                            Total      Proven     Probable     Deep      Surface
                         ----------- ----------- ---------- ----------- ----------
Wise Property
By Sulfur Content
(1)1% Sulfur,
   Compliance...........  76,828,080  58,071,679 18,756,401  65,135,864 11,692,215
(1)1% Sulfur, Non-
   compliance...........  34,925,288  27,975,622  6,949,666  27,860,429  7,064,859
  1-1.5% Sulfur.........  64,693,507  47,428,789 17,264,718  60,062,344  4,631,164
(2)1.5% Sulfur..........  50,992,804  41,340,120  9,652,684  43,680,505  7,312,299
  Unproven..............   7,388,463   4,934,454  2,454,010   1,966,349  5,422,114
                         ----------- ----------- ---------- ----------- ----------
    Total............... 234,828,142 179,750,663 55,077,479 198,705,491 36,122,650

By Property Control
  Fee Owned............. 223,732,564 173,724,046 50,008,518 187,609,913 36,122,650
  Mineral Owned.........  11,095,578   6,026,617  5,068,961  11,095,578        --
  Fee Leased............         --          --         --          --         --
  Mineral Leased........         --          --         --          --         --
                         ----------- ----------- ---------- ----------- ----------
    Total............... 234,828,142 179,750,663 55,077,479 198,705,491 36,122,650

Buchanan Property
By Sulfur Content
(1)1% Sulfur,
   Compliance...........   1,710,016   1,644,512     65,504   1,710,016        --
(1)1% Sulfur, Non-
   compliance...........     790,924     725,082     65,841     790,924        --
  1-1.5% Sulfur.........         --          --         --          --         --
(2)1.5% Sulfur..........         --          --         --          --         --
  Unproven..............         --          --         --          --         --
                         ----------- ----------- ---------- ----------- ----------
    Total...............   2,500,940   2,369,595    131,345   2,500,940        --
By Property Control
  Fee Owned.............         --          --         --          --         --
  Mineral Owned.........   1,453,359   1,387,856     65,504   1,453,359        --
  Fee Leased............         --          --         --          --         --
  Mineral Leased........   1,047,580     981,739     65,841   1,047,580        --
                         ----------- ----------- ---------- ----------- ----------
    Total...............   2,500,940   2,369,595    131,345   2,500,940        --
Coal River Property
By Sulfur Content
(1)1% Sulfur,
   Compliance........... 104,698,363  70,752,267 33,946,096  74,377,461 30,320,902
(1)1% Sulfur, Non-
   compliance...........  33,099,727  22,784,949 10,314,778  13,673,007 19,426,720
  1-.5% Sulfur..........   7,982,024   5,461,051  2,520,973     917,125  7,064,899
(2)1.5% Sulfur..........   8,784,436   6,030,638  2,753,798   6,338,276  2,446,160
  Unproven..............   7,165,454   4,460,400  2,705,053   4,362,125  2,803,328
                         ----------- ----------- ---------- ----------- ----------
    Total............... 161,730,004 109,489,304 52,240,699  99,667,994 62,062,010
By Property Control
  Fee Owned............. 116,755,039  81,990,353 34,764,686  69,663,600 47,091,439
  Mineral Owned.........   4,003,643   1,788,274  2,215,369   4,002,630      1,013
  Fee Leased
  Mineral Leased........  40,971,322  25,710,678 15,260,644  26,001,763 14,969,559
                         ----------- ----------- ---------- ----------- ----------
    Total............... 161,730,004 109,489,304 52,240,699  99,667,994 62,062,010

(1) Less Than Symbol
(2) Greater Than Symbol

                           PENN VIRGINIA COAL COMPANY

                              Summary of Reserves
                           (Recoverable Product Tons)
                                    Table 1

                            Total      Proven     Probable      Deep       Surface
                         ----------- ----------- ----------- ----------- -----------
Spruce Laurel Property
By Sulfur Content
(1)1% Sulfur,
   Compliance...........  16,335,480  12,984,200   3,351,279   8,343,445   7,992,035
(1)1% Sulfur, Non-
   compliance...........  35,908,683  28,280,885   7,627,798  32,792,403   3,116,280
  1-1.5% Sulfur.........   2,527,447   2,173,624     353,823   1,905,369     622,078
(2)1.5% Sulfur..........
  Unproven..............     123,149      81,419      41,730                 123,149
                         ----------- ----------- ----------- ----------- -----------
    Total...............  54,894,758  43,520,129  11,374,630  43,041,217  11,853,541

By Property Control
  Fee Owned.............  53,297,027  42,119,384  11,177,643  41,443,486  11,853,541
  Mineral Owned.........
  Fee Leased............     107,562     107,562                 107,562
  Mineral Leased........   1,490,169   1,293,182     196,987   1,490,169
                         ----------- ----------- ----------- ----------- -----------
    Total...............  54,894,758  43,520,129  11,374,630  43,041,217  11,853,541

Grand Total
By Sulfur Content
(1)1% Sulfur,
   Compliance........... 199,571,938 143,452,658  56,119,280 149,566,786  50,005,152
(1)1% Sulfur, Non-
   compliance........... 104,724,621  79,766,538  24,958,083  75,116,763  29,607,858
  1-1.5% Sulfur.........  75,202,978  55,063,464  20,139,514  62,884,838  12,318,141
(2)1.5% Sulfur..........  59,777,240  47,370,757  12,406,483  50,018,781   9,758,459
  Unproven..............  14,677,066   9,476,273   5,200,793   6,328,474   8,348,592
                         ----------- ----------- ----------- ----------- -----------
    Total............... 453,953,843 335,129,691 118,824,153 343,915,642 110,038,202

By Property Control
  Fee Owned............. 393,784,630 297,833,783  95,950,847 298,717,000  95,067,630
  Mineral Owned.........  16,552,580   9,202,746   7,349,834  16,551,567       1,013
  Fee Leased............     107,562     107,562                 107,562
  Mineral Leased........  43,509,071  27,985,599  15,523,472  28,539,513  14,969,559
                         ----------- ----------- ----------- ----------- -----------
    Total............... 453,953,843 335,129,691 118,824,153 343,915,642 110,038,202

(1) Less Than Symbol
(2) Greater Than Symbol

                 LOGO of Penn Virginia Resource Partners, L.P.

                             6,500,000 Common Units
                     Representing Limited Partner Interests


                                 -------------
                                   Prospectus
                                October 24, 2001
                                 -------------

                                Lehman Brothers

                                  UBS Warburg

                         Banc of America Securities LLC

                             Dain Rauscher Wessels

                              Wachovia Securities